Filed pursuant to Rule 424(b)(4)
Registration No. 333-259740
PROSPECTUS
17,650,000 Shares

Aris Water Solutions, Inc.
Class A Common Stock
This is the initial public offering of the Class A common stock of Aris Water Solutions, Inc., a Delaware corporation. We are offering 17,650,000 shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “ARIS.”
Each share of Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock has no economic rights but will entitle its holder to one vote on all matters to be voted on by stockholders generally. Class A stockholders and Class B stockholders will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Through their ownership of all the Class B common stock, our Existing Owners (as defined herein) will own 67.0% of the combined voting power of our common stock immediately after this offering. See “Corporate Reorganization.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 28 of this prospectus.
	Per Share	Total
Initial public offering price	$13.00	$229,450,000
Underwriting discounts and commissions(1)	$0.78	$13,767,000
Proceeds, before expenses, to us	$12.22	$215,683,000
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
The underwriters may also exercise an option to purchase up to an additional 2,647,500 shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about October 26, 2021.
Book-Running Managers
Goldman Sachs & Co. LLC	Citigroup
J.P. Morgan	Wells Fargo Securities
Barclays	Evercore ISI
Co-Managers
Capital One Securities	Johnson Rice & Company L.L.C.	Raymond James

Stifel		U.S. Capital Advisors
Prospectus Dated October 21, 2021.

1.6 billion

Gallons of produced water recycled since we began recycling at scale in July 2019

~309,000

Metric tons of CO2e avoided since July 2019

~3.5 million

Truck trips eliminated since July 2019

38%

Minority / female Board representation

>50%

Minority / female employee representation

A Letter From Our Leaders

Bill Zartler
Founder and Executive Chairman

Amanda Brock
President and CEO

Dear Prospective Investors and Employees:

To our outstanding employees who have worked tirelessly to help build Aris Water Solutions (**ARIS**), we sincerely thank you and are ever-grateful for your contributions and effort. To prospective investors, thank you for considering an investment in our unique and exciting business. We are proud of what we have built at **ARIS** and believe that sustainability in all industries, including our own, is critical to safeguard our environment and improve the communities in which we live and work. We also believe that this can be accomplished in a profitable way to ensure economic sustainability for us and our customers.

We started **ARIS** with the idea that shared water and recycling infrastructure can create the backbone of better environmental stewardship while providing economic returns to our shareholders and customers. We have had the privilege of nearly six years of transforming this idea into reality. We have built a rapidly growing business specializing on integrated water infrastructure to deliver cost-effective water handling and recycling solutions to our expanding customer base. Our amazing team's focus on reliability and sustainability and relentless commitment to operational and commercial excellence continues to reap benefits. Our infrastructure, located in the heart of America's largest and most productive energy producing region, the Permian Basin, has revolutionized water recycling and encourages and supports a cleaner future for the energy industry. Our services directly help our customers reduce their carbon and water footprint.

It is our goal to always be at the forefront of technology while delivering essential water treatment solutions to our current and future customers in the energy industry and beyond. **ARIS'** infrastructure and differentiated approach have already changed the way in which water is handled and reused for our customers under fee-based, long-term contracts. Our entrepreneurial operating culture, focused team and strong, stable business will continue to provide our customers, many of whom are thought leaders in the energy industry, with the innovative and essential services they value and need to achieve many of their goals.

The shift to the use of recycled water in the energy industry is not only logical, but essential, to protect our communities and environment, while supporting sustainable energy production growth. Through our recycling efforts, we are converting what would otherwise be viewed as a waste into a valuable asset and helping our customers meet many of their environmental-focused goals, while generating attractive returns for our stakeholders. We are proud to say we truly represent a portion of the circular economy and look forward to continued success as our business expands.

Bill Zartler
Founder and Executive Chairman

Amanda Brock
President and CEO

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Basis of Presentation
Aris Water Solutions, Inc., which we refer to as “Aris Inc.,” is a newly incorporated entity, has not engaged in any business or other activities except in connection with its formation and had no assets or liabilities during the periods presented in this prospectus. Accordingly, this prospectus includes certain historical consolidated financial and other data for Solaris Midstream Holdings, LLC, which we refer to as “Solaris LLC.” Following this offering, Solaris LLC will be the predecessor of Aris Inc. for financial reporting purposes. Immediately
i

following this offering, Aris Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Solaris LLC. As the sole managing member of Solaris LLC, Aris Inc. will operate and control all of the business and affairs of Solaris LLC and, through Solaris LLC and its subsidiaries, conduct our business. The Reorganization (as defined herein) will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Aris Inc. will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical financial statements of Solaris LLC. Aris Inc. will consolidate Solaris LLC on its consolidated financial statements and record a non-controlling interest related to the Solaris LLC Units (as defined herein) held by the Class B stockholders on its consolidated balance sheet and statement of operations. See “Corporate Reorganization.”
Industry and Market Data
Certain market and industry data and forecasts used in this prospectus have been obtained from the following independent industry publications or reports: (i) Enverus, Eagle Ford Play Fundamentals, May 2020; (ii) Rystad Energy, Water Management Report, Shale Intelligence, July 1, 2021; (iii) U.S. Energy Information Administration, Assumptions to the Annual Energy Outlook 2021: Oil and Gas Supply Module, February 2021; (iv) U.S. Energy Information Administration, Permian Basin, Part 2: Wolfcamp Shale Play of the Midland Basin, Geology review, August 2020; (v) Wood Mackenzie, Macro Oils Service, Oil supply forecast: 2021 Long-term outlook, May 2021; and (vi) Wood Mackenzie, Permian produced water: injecting simple solutions into complex situations, February 2019.
Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.
Trademarks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
ii

PROSPECTUS SUMMARY
This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider prior to making an investment decision with respect to our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”
Except as otherwise indicated or required by the context, all references to “Solaris,” “we,” “our,” and “us” or similar terms refer to (i) Solaris Midstream Holdings, LLC (“Solaris LLC”) and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and (ii) Aris Water Solutions, Inc. (“Aris Inc.”) and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter. We currently conduct our business through Solaris LLC and its wholly owned subsidiaries, including Solaris Water Midstream, LLC (“Solaris Water”). References to “Trilantic” refer to TCP Solaris SPV LLC and references to “Yorktown” refer to Yorktown Energy Partners XI, L.P., each of which, along with ConocoPhillips, is a significant owner of Solaris. References to “Concho” refer to Concho Resources Inc., which was acquired by ConocoPhillips in January 2021. For the definitions of certain terms and abbreviations used in this prospectus, please read “Glossary of Terms” beginning on page A-1 of this prospectus.
Except as otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares.
Our Company
We are a leading, growth-oriented environmental infrastructure and solutions company that directly helps our customers reduce their water and carbon footprints. We deliver full-cycle water handling and recycling solutions that increase the sustainability of energy company operations. Our integrated pipelines and related infrastructure create long-term value by delivering high-capacity, comprehensive produced water management, recycling and supply solutions to operators in the core areas of the Permian Basin.
We provide critical environmental solutions to many of the most active and well-capitalized companies operating in the Permian Basin, including affiliates of ConocoPhillips, Occidental Petroleum Corporation, Exxon Mobil Corporation, Marathon Oil Corporation, Chevron Corporation and Mewbourne Oil Company. Operators are increasingly focused on minimizing their environmental impact as a measure of success with an emphasis on rapidly increasing the use of recycled produced water in their operations. Our expansive infrastructure, advanced logistics and water treatment methods allow us to reliably gather our customers’ produced water and recycle it for use in their operations. We believe our solutions make a significant contribution to the ability of our customers to achieve their sustainability-related objectives. Since inception, we have been committed to responsibly developing, operating and deploying technology to safely reduce our customers’ environmental footprint.
Our Commitment to Environmental, Social and Governance Leadership
Our business strategy and operations align with the increasing focus of local communities, regulators and stakeholders on ensuring the safety of oil and gas operations and minimizing environmental and local community impacts. We have a leading track record in safety, social and environmental stewardship in the areas in which we operate by setting and meeting ambitious sustainability targets. This leadership highlights the strong technical, operational and financial capabilities of our management team that has decades of experience operating and leading companies in the environmental, infrastructure, water treatment and energy industries. As further demonstration of our environmental leadership, we adopted a Sustainability-Linked Bond Framework in March 2021, which publishes our goals with respect to our water recycling operations. In accordance with this framework, we issued the first sustainability-linked notes in the produced water infrastructure industry. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Sustainability-Linked Notes.”
Our business provides reliable and sustainable water solutions that address the operational and environmental demands of the energy industry and actively reduce emissions. Through our significant investment in permanent pipeline infrastructure to safely gather and transport produced water, we minimize the need for produced water trucking, a major contributor of greenhouse gas emission, traffic congestion and road safety concerns in the communities in which we operate. Additionally, we are leaders in the evaluation, piloting and advancement of water treatment technologies, including the development of solutions for the use of treated produced water outside of the oil and gas industry. For example, we are piloting and developing proprietary processes for treating produced water for environmental, agricultural and industrial water demand, including evaluating the use of treated produced water as process water for carbon sequestration and direct air capture.
Our strong company culture includes commitments to our employees and our shareholders, which we believe will benefit all of our constituents. We have created a work environment that fosters a diverse and inclusive company culture with over 50% minority and/or female representation in our workforce as of June 30, 2021. Additionally, we prioritize safety in our operations through rigorous training, structured protocols and ongoing automation of our operations. Our prioritization of safety includes a commitment to safeguarding the communities in which we operate by giving to and volunteering with first responders.
We believe alignment of our management and our board of directors (our “Board”) with our shareholders, including the establishment of a diverse and independent Board, is conducive to creating long-term value. Additionally, through our management’s substantial initial ownership and our compensation and incentive programs that we are adopting in connection with this offering, our management team will remain highly motivated to continue creating shareholder value.
The Permian Basin
The Permian Basin is the leading basin in the United States with respect to drilling activity, oil production, oil production growth and economic returns to operators. It is one of the most prolific crude oil and natural gas basins in the world, spanning more than 75,000 square miles across West Texas and New Mexico. The Permian Basin has a history of over 100 years of crude oil and natural gas production and is characterized by high volumes of crude oil and liquids-rich natural gas production, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. Over 35 billion barrels of crude have been recovered in the basin since the first well was drilled in 1920 with more than 95 billion barrels of recoverable oil remaining, according to the EIA. In February 2021, the Permian accounted for 52% of onshore U.S. oil production, according to the EIA. The Midland and Delaware sub-basins of the Permian Basin boast among the lowest breakeven oil prices of any basins in the country, according to Enverus.

Permian Basin is the Most Active Basin with Lowest Cost of Supply(1)

Breakeven Cost of Supply in Major U.S. Unconventional Basins ($/bbl)(2)
$ 31
$ 32
Delaware
Midland
Eagle Ford
Anadarko
Williston
Permian
DJ
PRB
Distinct HZ Completed 2019+
5.4k
5.2k
Delaware
Midland
Eagle Ford
Anadarko
Williston
Permian
DJ
PRB
Active Rigs – Sept. 2021
117
103
62
27
22
19
11
10
Delaware
Midland
Eagle Ford
Anadarko
Williston
Permian
DJ
PRB
Aris Water System Footprint

(1) Enverus for the week of September 6, 2021.

(2) Breakeven cost of supply assumes gas normalized to oil at 20:1.

We operate in one of the most active regions in the Permian Basin. During 2020 and first quarter 2021 annualized, completions in the New Mexico Delaware have grown at a significantly higher pace than the broader Permian Basin as operators increasingly shift focus to the region, as shown in the charts below.

Completions Growth In 2021

44%
16%
Permian
New Mexico Delaware

New Mexico Delaware Completions as Percentage of Permian Completions

26%
21%
16%
14%
2018
2019
2020
1Q21

Source: Enverus. Growth based on first quarter of 2021 compared to full-year 2020 completions.

Produced Water
Produced water naturally exists in underground formations and is brought to the surface during crude oil and natural gas production. Produced water is produced throughout the entire life of the well and is of particular importance to operators in the Permian Basin given the high produced water-to-oil ratio prevalent across the basin. Approximately two to five barrels of produced water are produced for every barrel of oil produced in the Permian Basin, according to Enverus. The Permian Basin is expected to produce over 17.1 million barrels of water a day in 2021 according to Rystad while only producing 4.2 million barrels a day of crude oil according to Wood Mackenzie. As a result, the total market for produced water gathering in terms of number of barrels is significantly larger than that of crude oil gathering. Additionally, produced water handling costs comprise up to 40% of producers’ total lease-level operating expenses in the Permian Basin according to Wood Mackenzie. Many of our customers have stated goals of managing produced water volumes in an environmentally- responsible and cost-effective manner, highlighting the importance of our water management expertise and integrated and extensive asset base. We believe they will increasingly outsource water management to integrated produced water infrastructure and recycling companies like us to manage their water-related needs in a cost and capital effective manner, creating new business development and acquisition opportunities for us.
Water Recycling
Recycling produced water displaces the use of scarce groundwater which would otherwise be used for oil and gas operations. Treatment of produced water is required prior to reuse, which involves the removal of residual hydrocarbons, reduction of free iron and other solids and removal of bacteria to customer specifications. We have made a significant investment in our vast network of produced water gathering pipelines and recycling centers, which has positioned us as a leading independent third-party provider of recycled produced water gathered on a proprietary network in the Permian Basin. The scale of our system allows us to gather significant produced water volumes across a wide geographic area from multiple customers. The increasing volumes of produced water aggregated on our systems provide differentiated support for our recycling operations and ensures that sufficient volumes of recycled water are available to our customers when and where needed. Our expansive asset base allows us to deliver cost-effective, high-capacity and reliable produced water recycling solutions to operators, encouraging and enabling their rapid adoption of the use of recycled produced water while minimizing the use of groundwater in energy production. Between July 2019 (the month which we began recycling at scale) and June 2021, we have recycled approximately 38 million barrels, or approximately 1.6 billion gallons, of produced water. Our innovative technologies and recycling capabilities provide our customers with a secure and sustainable alternative to fresh and other sources of groundwater. By reducing our customers’ dependence on groundwater, we contribute to their sustainability efforts and the sustainability of the broader energy industry while also providing benefits to our stakeholders and the communities in which we operate. Importantly, recycling enables us to collect multiple fees on the same barrel of produced water while our overall Adjusted Operating Margin per Barrel improves as we increase produced water recycling as we are able to avoid certain costs associated with traditional produced water handling operations.
Full-Cycle Water Management
The volume of water required for hydraulic fracturing and the volume of produced water generated from oil and gas production are each expected to significantly increase in the Permian Basin. Additionally, energy producers are increasingly focused on maximizing sustainability and minimizing the environmental impact in the areas in which they operate. These trends represent significant challenges for energy producers. We believe energy producers will increasingly depend on our expansive integrated produced water gathering and recycling assets that are designed specifically to meet these challenges. By developing these partnerships and outsourcing full-cycle produced water management, energy producers can preserve capital for their core operations and ultimately lower water management costs. We provide access to a substantial and growing source of produced water that can be recycled to support energy production, enabling energy producers to lower their water management costs and do so in an environmentally-responsible way.
The figure below demonstrates the movement of produced water through our pipelines for handling or recycling and the multiple points at which we can collect fees on the same barrel of water:

Collect Water Handling Fee
Production From Existing Wells
35+ Customers
Customer Completes New Wells
Produced Water Gathered on Pipelines
Water Handling
Recycling
Save Operating Costs
Recycled Water Source
Ground Water Source
Solaris Revenue Streams
Produced Water Handling: Gathering, treatment and disposal of produced water over the life of the well
Water Solutions: Sale of recycled and ground water for well completions
Sell Recycled Barrel, Avoid Groundwater Withdrawal and Improve Operating Margin

Our Operations and Assets
Our Operations
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions.
Our Produced Water Handling business gathers, transports and, unless recycled, handles produced water generated from oil and natural gas production. Our Produced Water Handling business is supported by long-term contracts with acreage dedications or minimum volume commitments (“MVCs”), primarily with large, investment-grade operators.
Our Water Solutions business develops and operates recycling facilities to treat, store and recycle produced water. By aggregating significant volumes of produced water from multiple customers on our connected pipeline networks, we can efficiently recycle large volumes of produced water and deliver this recycled water back to our customers in the time frames, volumes and specifications required by their operations. As needed, we also supplement our recycled produced water with groundwater to meet the demands of our customers’ operations. We also transfer groundwater on behalf of third-party purchasers and sellers.
Our revenues are primarily driven by gathering produced water volumes for our Produced Water Handling business and delivering recycled water and groundwater volumes to customers for our Water Solutions business. Our Produced Water Handling volumes have more than doubled in the past two years as we continue to win long-term contracts with premier operators. Our Water Solutions volumes have experienced similar growth as activity levels have returned following volatile macroeconomic conditions in 2020.

Asset Overview
Our recognized operational capability is supported by our automated and high-capacity integrated pipeline network, which we view as a critical differentiator. We have constructed or acquired over 640 miles of produced water pipeline, 48 produced water handling facilities and 10 high-capacity produced water recycling facilities. Our systems provide an alternative to operators managing their own produced water infrastructure. Increasingly, customers are requesting longer-term agreements that will continue to enable us to expand our asset base. Our assets and operations are located entirely in the Delaware and Midland sub-basins of the broader Permian Basin.
The following map describes our assets as of June 30, 2021:

Asset Footprint

NM
OK
TX
Eddy
Lea
Culberson
Loving
Martin
Howard
Midland
Glasscock
Winkler
Ector
0
10
Mi

Aris Infrastructure

- Produced Water Pipeline
- Right of Way
- Water Handling Facility
- Water Handling Permit
- Water Recycling Facility

Customer Acreage

- Contracted

Asset Highlights as of June 30, 2021	
Miles of Pipeline	>640
Produced Water Handling Capacity	>1,200 kbwpd (Across 48 facilities)
Water Recycling Capacity	550 kbwpd
Dedicated Acres	>550,000

Our Assets
Our pipeline and water handling assets are comprised primarily of pipelines, pumps and handling and recycling facilities in the core of the Delaware and Midland Basins. These interconnected assets support both our Produced Water Handling and Water Solutions businesses. Our pipeline network consists of over 640 installed miles of gathering pipelines, which includes over 440 miles of larger diameter (12- to 24-inch) pipelines.
Our handling facilities, which are designed to process, store and/or dispose of produced water that is not recycled, are essential to our ability to deliver reliable and cost-effective water gathering services to existing and prospective customers across a large geographic footprint. As of June 30, 2021, we had acquired or constructed 48 produced water handling facilities which had over 1.2 million barrels per day of capacity.
As of June 30, 2021	Pipelines (miles)	Number of Water Handling Facilities	Water Handling Capacity (kbwpd)
Installed	640	48	1,232
We have secured significant permits and rights-of-way for additional pipelines and water handling facilities. As of June 30, 2021, we had 225 miles of additional permitted pipeline rights-of-way and approved permits for an additional 48 produced water handling facilities with over 1.5 million barrels per day of permitted handling capacity. This significant backlog of permitted handling capacity provides us with valuable optionality and a competitive advantage as it allows us to react quickly to meet existing and new customer demand without potential permitting delays.
As of June 30, 2021	Pipelines (miles)	Number of Water Handling Facilities	Water Handling Capacity (kbwpd)
Permitted Not Installed	225	48	1,530
Volumes (kbwpd)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Produced Water Handling Volumes	684	570
Our recycling facilities include water filtration, treatment, storage and redelivery assets. We construct our recycling facilities at strategic locations on our pipeline network where there is both significant customer demand for recycled produced water and high volumes of produced water available. We currently have 10 permanently installed facilities operational in the Delaware Basin with 550,000 barrels per day of treatment capacity and access to over 9.5 million barrels of owned or leased storage capacity.
As of June 30, 2021	Number of Water Recycling Facilities	Water Recycling Capacity (kbwpd)
Active Facilities	10	550
We also have the option to rapidly expand our recycling footprint as needed by developing an additional 14 locations that are either permitted or in the process of being permitted. We operate and construct both fixed treatment facilities and modular treatment systems that we can quickly assemble to capitalize on market opportunities.
As of June 30, 2021	Number of Water Recycling Facilities	Water Recycling Capacity (kbwpd)
Permitted or In Process Facilities	14	950
Volumes (kbwpd)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Recycled Produced Water Volumes Sold	88	44
Our Customers and Contracts
Customers
We have long-term contracts with some of the most active and well-capitalized oil and gas operators in the Permian Basin which are increasingly focused on sustainability and minimizing the environmental impact of their operations. Since inception, we have consistently won new contracts and deepened relationships with existing customers, many of which have executed multiple contracts with us. As of June 30, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers across approximately 550,000 dedicated acres. As of June 30, 2021, the weighted average remaining life of our Produced Water Handling acreage dedication contracts was approximately 10 years. Our five largest customers for the six months ended June 30, 2021 were affiliates of ConocoPhillips, Occidental Petroleum Corporation, Exxon Mobil Corporation, Marathon Oil Corporation and Chevron Corporation. These five customers represented approximately 76% of our revenues for the six months ended June 30, 2021.
Contracts — Produced Water Handling
As produced water volumes from oil and natural gas production in the Permian Basin have significantly grown in recent years, long-term contract structures like those used in the hydrocarbon midstream sector have been adopted for water services. In our Produced Water Handling business, we primarily enter into two types of contracts with our customers: acreage dedications and MVCs. These contractual arrangements are generally long-term. All produced water transported on our gathering pipeline infrastructure for handling or recycling is subject to fee-based contracts, which are generally subject to annual CPI-based adjustments.
Acreage dedications. Acreage dedications are term contracts pursuant to which a customer dedicates all water produced from current and future wells that they own or operate in a dedicated area to our system. In turn, we commit to gather and handle or recycle such produced water. As of June 30, 2021, our acreage dedications covered approximately 550,000 acres and had a weighted average remaining life of approximately 10 years.
MVCs. Under our MVC contracts, our customers guarantee to (i) deliver a certain minimum daily volume of produced water to our pipeline network at an agreed upon fee, or (ii) pay a deficiency fee if the minimum daily volume is not met for a specified period. As of June 30, 2021, our contracted aggregate MVCs totaled greater than 160,000 bwpd of produced water and the weighted average remaining life of our MVCs was over three years.
We also enter into spot arrangements whereby we can elect to gather and handle our customers’ produced water to the extent we have capacity on our systems when they request offtake capacity. We refer to these volumes as spot volumes. When producers have a need for produced water handling services at locations which are not otherwise contracted to us, we will enter into spot arrangements in order to utilize available capacity and increase volume throughput on our systems.
The following table provides an overview of our active contracts:
Percentage of Produced Water Handling Revenue(1)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Acreage Dedication	75%	71%
Minimum Volume Commitments	17%	21%
Spot Volumes	8%	8%
Total	100%	100%
(1)	Produced Water Handling Revenue does not include skim oil sales.
Acreage Dedications	As of June 30, 2021
Acreage Under Contract (thousands of acres)	550
Weighted Average Remaining Life (years)	9.7

Minimum Volume Commitments
Volumetric Commitment (kbwpd)	162
Weighted Average Remaining Life (years)	3.6
Contracts — Water Solutions
Our Water Solutions contracts are primarily structured as spot contracts or acreage dedications where we agree to supply water, including recycled water, to our customers for their operations.
We believe our integrated business model, history of operational execution, asset footprint and commitment to produced water recycling are important to current and prospective customers and support our leading position in water recycling in the Permian Basin. We are increasingly entering into longer-term contracts with new and existing customers to provide them with recycled water and groundwater.
Our Competitive Strengths
We believe the following strengths of our business position us to capitalize on continued demand growth for full-cycle water management services, reinforce our leadership position and distinguish us from our competitors:
Extensive infrastructure asset footprint in the Permian Basin provides a strong platform for growth
Our infrastructure assets are strategically located in the core areas of the Permian Basin, one of the most prolific crude oil and natural gas basins in the world. The acreage that our assets overlay has some of the highest returns of unconventional plays in the United States. We believe that the compelling economics underlying the acreage dedicated to our system makes such acreage core to our customers’ long-term development plans. Our customers are increasingly prioritizing the sustainability of their operations, and we believe that increased adoption of recycled water in their operations will help them achieve certain sustainability-focused goals. Our extensive asset base, which includes more than 640 miles of produced water pipelines, 48 water handling facilities and 10 high-capacity produced water recycling facilities, comprises the infrastructure network of choice for many of the leading operators in the Permian Basin.
We believe that to ensure a reliable supply of recycled produced water requires large scale assets with the capability to simultaneously gather produced water from and supply recycled produced water to multiple operators. Our infrastructure footprint is complementary to the operations of many blue-chip operators in the Permian Basin. We believe our long-term contracts with our strong customer base, together with our asset base, which required years to design, permit and construct, represent both significant barriers to entry for new entrants and a competitive advantage over existing competitors which may have smaller or more divided pipeline systems, operate in other basins or less prolific areas of the Permian, or who do not have the ability to provide full-cycle water management solutions.
Cash flow growth supported by long-term contracts with blue chip customers
We believe our customer base is the strongest amongst our peers, with four of our top five customers in 2020 rated as investment grade. We believe that this financial strength positions our customers well to execute on their near-term and long-term business objectives, provides the capital necessary to efficiently develop their upstream assets and supports our long-term financial outlook. We have dedications with all the top 10 oil producers in the Northern Delaware Basin. In addition, our top three customers accounted for approximately 28% of Northern Delaware oil production and approximately 21% of total Delaware and Midland production for the six months ended June 30, 2021.
As of June 30, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately 92% of our Produced Water Handling revenues were attributable to acreage dedications or MVC contracts. We believe these arrangements provide a stable base of cash flows that support the prudent, organic growth of our operations. Our customers have guaranteed over 160,000 barrels per day of MVCs with a weighted average remaining life of over three years as of June 30, 2021.
Demonstrated leadership and innovation in recycling and sustainable water management
We believe our leadership in sustainable water management is valued by our customers and enables them to achieve certain sustainability-related objectives. We believe we are the leading independent third-party provider of recycled water gathered on a proprietary network in the Permian Basin and, upon completion of this offering, will be the only independent pure-play Permian infrastructure company in the public market. We reduce the carbon and water footprint of oil and gas operators by supplying them with meaningful quantities of recycled water across our expansive pipeline network and eliminating the need for trucks to haul water. Our goal is to maximize the amount of produced water we recycle as a percentage of the produced water we gather, providing significant economic and environmental benefits. By transporting our customers’ produced water by pipeline rather than traditional trucking methods, we contribute to a meaningful reduction of their carbon footprint and enable them to achieve certain environmental goals. We estimate that in the six months ended June 30, 2021 and the year ended December 31, 2020, we eliminated approximately 1.0 million and 1.8 million truck trips, respectively, and avoided the release of approximately 89,000 and 160,000 metric tons of carbon dioxide equivalent into the environment, respectively.
Through one of our subsidiaries, we are partnering with leading scientists and universities in the field of water treatment to identify, adapt and pilot innovative technologies for beneficial reuse of produced water. We are actively working with the U.S. Department of Energy and the New Mexico Produced Water Research Consortium to advance certain initiatives related to produced water management, treatment technologies and beneficial reuse. We have identified potential opportunities to treat and discharge produced water for beneficial use including supplementing irrigation water demand, recharging aquifer systems, providing irrigation for range grasses for carbon sequestration, and process water for direct air capture carbon sequestration. We are well-positioned to help the energy industry through continued research and development of technology related to the recycling and beneficial use of produced water. These initiatives are expected to provide long-term benefits to our customers, shareholders and the communities in which we operate.

Strong financial profile with flexibility to support our growth objectives
Since inception in 2016, we have invested a significant amount of capital in organic growth projects and acquisitions to build scale and provide an attractive and resilient free cash flow profile. We are recognizing the benefits of these prior investments and focusing on continuing to deploy capital to the most accretive near and long-term growth opportunities. We conservatively manage our balance sheet with a leverage target of 2.5 to 3.5 times net debt to Adjusted EBITDA. We believe that our cash flows, undrawn credit facility and conservative leverage profile will provide us with the financial flexibility to fund attractive growth opportunities in the future.
Highly experienced, entrepreneurial management team incentivized for long-term value creation
Our proven management team has extensive expertise in water management and treatment, midstream, oilfield services and energy investing and an extensive history of shareholder value creation through organic development and M&A-related growth. Our executive management team has an average of over 30 years of experience and has founded and/or held executive positions in successful midstream, oilfield service, private equity and water management companies. We have deep domain knowledge and are recognized as leaders in our respective fields with strong relationships with existing and prospective customers, which we believe is core to our overall strategy.
As meaningful equity owners, our management team is committed to operational excellence and efficient business execution. Our management team has a strong track record of maximizing long-term value creation while limiting downside risk. We consistently operate our business in a way that creates long-term value by developing projects in a capital efficient manner, focusing on costs, execution, and system optimization while maintaining a safe operational environment. We believe that having offices in Houston, Texas, and in the Permian Basin in Midland, Texas and Carlsbad, New Mexico, enhances our ability to execute on our business plan, helping our team develop important local relationships with customers, service providers and landowners.
Our Business Strategies
Our primary objective is to maximize shareholder value by growing our business in a capital efficient manner while maintaining strong financial flexibility. We intend to accomplish this objective by executing the following strategies:
Utilize our integrated systems to maximize value for shareholders while generating multiple streams of revenue
We operate our assets as integrated, high-capacity infrastructure networks capable of gathering, recycling, redelivering and handling produced water. Our assets allow us to gather produced water at multiple points from multiple operators and recycle and redistribute such water to our customers. The connectivity and flexibility of our systems provide our customers with operational reliability and access to a high-volume supply of recycled water. The scale of our assets relative to our dedicated acreage and excess capacity built into our systems allows us to efficiently deploy capital across our system, resulting in highly accretive growth projects. Because our produced water handling and recycling services are integrated, we can generate revenue at multiple points for the same barrel of water, further enhancing our expected returns from capital deployed.
Focus on long-term relationships with blue chip customers under fee-based contracts to grow our cash flows
We intend to grow our cash flows by supporting our existing customers in their growth objectives while continuing our business development efforts to capture additional contracts from new or existing customers. Since inception, we have focused on strong business development as an integral to success and we have continually grown our relationships with the majority of our customers. In 2020 alone we added over 200,000 dedicated acres and established new water recycling relationships with five new customers. As we grow, we intend to maintain our focus on providing services under long-term, fee-based contracts in order to enhance the stability of our cash flows. We target long-term contracts with an average term of over 10 years. Additionally, many of our contracts include MVCs and/or acreage dedications, and we intend to enter into contracts with similar or more favorable provisions in the future as we continue to grow our business. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately 92% of our Produced Water Handling revenues were attributable to acreage dedications or MVC contracts.

Increase our recycled water throughput and reduce groundwater withdrawals to advance sustainability and improve our margins
We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability. We are a leader in helping operators in the Permian Basin transition away from using groundwater sources for completions and instead utilize a sustainable source of recycled water. Increasing the use of recycled water not only helps our customers achieve their sustainability goals but also allows us to collect multiple fees on the same barrel of water while improving our profit margins as we are able to avoid certain costs associated with standalone produced water handling. The ability to increase cost savings and improve margins provides us with a second leg of earnings growth beyond increasing our throughput volumes. Through our ambitious long-term targets, we will continue to facilitate greater recycled-produced water adoption across the industry. We have set internal goals that 85% and 98% of all water sold to our customers will be recycled produced water by 2025 and 2030, respectively.
Maximize shareholder value and capitalize on accretive expansion opportunities
We seek to maximize shareholder returns by prudently deploying capital to the most accretive growth opportunities, returning capital to shareholders where appropriate, and conservatively managing our balance sheet. Our business plan focuses on growing our free cash flows by supporting our customers’ regional production and sustainability goals through long-term, fee-based contracts. We believe growing our free cash flows over time will allow us flexibility to enhance shareholder returns by returning capital to shareholders, such as through dividends and share buybacks (to the extent determined by our Board).
We have a disciplined capital allocation process and evaluate all growth capital expenditures on a project-level returns basis. We maintain close relationships and open communication with our customers, which allows us to accelerate or delay our capital plans in real-time, maximizing our efficiency and return on capital deployed.
Our management has successfully permitted, developed, constructed and operated the assets needed to service growing total barrels handled, sold or transferred in the Permian Basin, while maintaining a conservative capital structure, sufficient liquidity and ample financial flexibility to meet our objectives and those of our customers. We intend to continue to pursue accretive growth projects that meet our return thresholds and strategically improve the value of our assets. Our integrated network provides accretive, organic growth opportunities where we expect to expand and enhance the value of our existing infrastructure.
In addition, we plan to evaluate and strategically pursue acquisitions that create synergies, strengthen our relationships with existing and prospective customers and meet our financial return thresholds while maintaining significant balance sheet flexibility.
Recent Developments
Preliminary Results
Based on preliminary financial and operating results for the three months ended September 30, 2021, we expect to report:
•	Revenue of approximately $59 million to $60 million;
•	Net loss of approximately $22 million to $21 million, which is expected to include a non-cash charge of approximately $27 million to $28 million associated with the abandonment of an asset;
•	Adjusted EBITDA of approximately $30 million to $31 million;
•	Approximately $36 million of cash on hand, as of September 30, 2021; and
•	Total volumes of approximately 955 to 965 kbwpd.
During the three months ended September 30, 2021, we executed four new long-term acreage dedications covering approximately 20,000 dedicated acres, with a weighted average life of approximately 10 years. One of these contracts, with a leading major oil and gas company, includes full-cycle handling and recycling and highlights our continued growth as a leading provider of integrated produced water management in the Permian Basin.

The financial and operating data included herein are preliminary, estimated and unaudited, and based on information available to management as of the date of this prospectus. Actual results are subject to completion by management of our financial statements as of and for the three months ended September 30, 2021.
We have provided ranges for certain of our estimated financial results described above primarily because the financial closing procedures for the three months ended September 30, 2021 are not yet complete as of the date of this prospectus. There is a possibility that our financial and operating results could vary materially from these preliminary estimates due to, among other things, further information learned during the completion and finalization process which may alter the final results.
In addition to the completion of the financial closing procedures, factors that could cause actual results to differ from those described above are set forth under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, you should not place undue reliance upon this preliminary information. Furthermore, the preliminary estimates should not be viewed as a substitute for quarterly financial statements prepared in accordance with GAAP. In addition, these preliminary results of operations are not necessarily indicative of the results to be achieved for any future period.
With respect to the preliminary financial information for the three months ended September 30, 2021, our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial information, and does not express any opinion or any form of assurance on such information.
The following table sets forth a reconciliation of estimated net loss to estimated Adjusted EBITDA for the period indicated:
	Three Months Ended September 30, 2021
(millions)	Low	High
Net loss	$(21.8)	$(20.6)
Interest expense, net	7.9	7.9
Depreciation, amortization and accretion	15.4	15.3
Abandoned asset	27.5	27.4
Transaction costs	0.3	0.3
Abandoned projects	0.7	0.7
Adjusted EBITDA(1)	$30.0	$31.0
(1)	Adjusted EBITDA is a non-GAAP financial measure. Please read “—Non-GAAP Financial Measures” for additional information regarding this non-GAAP financial measure.
Organizational Structure
Aris Inc. was incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by ConocoPhillips, Trilantic, Yorktown and certain of our officers and directors and the other current members of Solaris LLC (collectively, the “Existing Owners”), will be converted into (i) a single class of units in Solaris LLC, which we refer to in this prospectus as “Solaris LLC Units,” representing in the aggregate 35,850,000 Solaris LLC Units, (ii) the right to receive the distributions of cash and shares of Class B common stock described in clause (c) and (d) below, (b) Aris Inc. will issue and contribute 35,850,000 shares of its Class B common stock and all of the net proceeds of this offering it receives to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering by Aris Inc. (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners an aggregate amount of cash equal to 14,705,882 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. After giving effect to these transactions and the offering contemplated by this prospectus, Aris Inc. will own an approximate 33.0% interest in Solaris LLC (or 37.9% if the underwriters’ option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate 67.0% interest in Solaris LLC (or 62.1% if the underwriters’ option to purchase additional shares is exercised in full). In addition, Trilantic and its affiliates will not own any economic interest or voting power in us following this offering. Please see “Principal Stockholders.”
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Fourth Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Redemption Right”) to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right (the “Call Right”) to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Aris Inc.’s acquisition or Solaris LLC's redemption, respectively, of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC, and, as the case may be, some or all of such adjustments will be allocated to Aris Inc. The adjustments allocated to Aris Inc. would not have been available to Aris Inc. absent the acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Aris Inc. would otherwise be required to pay in the future.
We will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Existing Owners and permitted transferees (each such person, a “TRA Holder,” and together, the “TRA Holders”) at the closing of this offering. The Tax Receivable Agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis that occur as a result of Aris Inc.’s acquisition or Solaris LLC's redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right. Aris Inc. will retain the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.” If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment under the terms of the Tax Receivable Agreement. On a pro forma basis as of June 30, 2021, we estimate the liability associated with this lump-sum payment would be approximately $176.3 million. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus for more information and assumptions underlying this estimate.
The following diagram reflects our simplified ownership structure immediately prior to this offering and the transactions related thereto:

Existing Owners(1)
100%
Solaris Midstream Holdings, LLC
(Solaris LLC)
100%
100%
Aris Water Solutions, Inc.
(Aris Inc.)
Operating Subsidiaries
(including Solaris Water)

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC.

The following diagram reflects our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes ConocoPhillips, Yorktown, certain of our officers and directors and the other current members of Solaris LLC. See “Corporate Reorganization.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”
The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.
Corporate Information
We were originally formed in 2016 as Solaris LLC, by our management, Trilantic, Yorktown and other investors to focus on developing sustainable built-for-purpose produced water infrastructure and produced water recycling solutions. Our principal executive offices are located at 9811 Katy Freeway, Suite 700, Houston, Texas 77024, and we have additional offices in Midland, Texas and Carlsbad, New Mexico. Our website address is www.ariswater.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Summary of Our Risk Factors
An investment in our Class A common stock involves risks. Among these important risks are the following:
Risks Related to Our Business
•	Our business depends on capital spending by the oil and gas industry in the Permian Basin, which could be negatively impacted by the COVID-19 pandemic.
•	The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, could adversely affect our business.
•	If oil prices or natural gas prices remain volatile or were to decline, the demand for our services could be adversely affected.
•	We operate in a highly competitive industry, which could negatively affect our ability to expand our operations.
•	Growing our business by constructing new transportation systems and facilities subjects us to construction risks.
•	We may be unable to attract and retain key members of management, qualified members of our Board and other key personnel.
•	We may be unable to implement price increases or maintain existing prices on our services.
•	Inherent risks associated with our operations may not be fully covered under our insurance policies.
•	The loss of one or more of our customers could adversely affect our business.

•
Because a significant portion of our revenues is derived from ConocoPhillips, any development that materially and adversely affects ConocoPhillips’ operations, financial condition or market reputation could have a material adverse impact on us.

•	Our lack of diversification increases the risk of an investment in us and we are vulnerable to risks associated with operating primarily in one geographic area.
•	We could be harmed by a default of one of our customers.
•	We may be required to take write-downs of the carrying values of certain assets and goodwill.
•	Restrictive covenants under our debt instruments may limit our financial flexibility.
•	Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.
•	Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Legal and Regulatory Risks
•	Restrictions on the ability to procure water could decrease the demand for our services.
•	Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to recycle or handle produced water.
•	Fuel conservation measures could reduce demand for our services.
•	We may be subject to claims for personal injury and property damage.
•	Unsatisfactory safety performance may negatively affect our customer relationships.
•	We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties and other costs.
•	Climate change legislation, laws, and regulations could have a material adverse effect on our financial condition, results of operations and cash flows, as well as our reputation.
•	A portion of our customers’ oil and gas leases are granted by the federal government, which may suspend or terminate such leases.
•	Laws and regulations related to hydraulic fracturing could result in increased costs and additional operating restrictions that may reduce demand for our services.
•
Restrictions on drilling related to the protection of certain species of wildlife or their habitat could adversely affect our customer’s ability to conduct drilling and related activities in areas where we operate.

•	We may face increased obligations relating to the closing of our water handling facilities.
•	Delays or restrictions in obtaining or renewing permits by us for our operations or by our customers for their operations could impair our business.
Risks Related to this Offering and Our Class A Common Stock
•
Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes and other expenses.

•	The requirements of being a public company may strain our resources, increase our costs and distract management.
•	If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
•	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies.

•	The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.
•
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

•	Our governing organizational documents, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals.
•	Investors in this offering will experience immediate and substantial dilution of $8.12 per share.
•	We cannot assure you that we will pay any dividends on our Class A common stock, and our indebtedness could limit our ability to pay dividends on our Class A common stock.
•	The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering.
•
Payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

•	We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
General Risks
•	A terrorist attack or political unrest in various energy producing regions could harm our business.
•	We are subject to cybersecurity risks and may not be able to keep pace with technological developments in our industry.
You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 28 and the other information in this prospectus before investing in our Class A common stock.

The Offering
Issuer
Aris Water Solutions, Inc.
Class A common stock offered by us
17,650,000 shares (or 20,297,500 shares if the underwriters exercise their option to purchase additional shares in full).
Class A common stock outstanding immediately after this offering
17,650,000 shares (or 20,297,500 shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock outstanding immediately after this offering
35,850,000 shares (or 33,202,500 shares if the underwriters exercise their option to purchase additional shares in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering
33.0% (or (i) 37.9% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock after giving effect to this offering
67.0% (or (i) 62.1% if the underwriters’ option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated expenses of this offering and the Reorganization payable by us, will be approximately $213.8 million.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units.
Following such contribution, we intend to cause Solaris LLC to distribute approximately $180.7 million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. Solaris LLC will retain the remaining $33.1 million of the net proceeds. As of the date of this prospectus, we have no specific plan for these remaining net proceeds. However, we intend to cause Solaris LLC to use the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”
Dividend policy
Depending on factors deemed relevant by our Board, following completion of this offering, our Board may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in our debt (as further discussed herein). The payment of any future dividends will be at the discretion of our Board, which will be constituted upon completion of this offering and comprise a majority of independent directors. Our Board has not declared any dividends, and we do not expect to adopt a written dividend policy. Our Board may determine not to declare any cash dividends. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any indebtedness we or our subsidiaries incur. Our Restated Credit Agreement (as defined herein) generally permits Solaris LLC to pay distributions to us if (i) such distributions are funded using only Available Cash (as defined in the Restated Credit Agreement), (ii) Solaris LLC's leverage ratio (calculated pursuant to the terms of the Restated Credit Agreement) is less than or equal to 3.75 to 1.00 on a pro forma basis and (iii) Solaris LLC has liquidity in excess of 15% of the existing commitments under the Restated Credit Agreement. If no loans are outstanding under our Restated Credit Agreement before or after such distribution, the leverage ratio specified in clause (ii) is increased to 4.00 to 1.00 and clause (iii) does not apply. The indenture that governs our notes generally permits Solaris LLC to pay distributions to us if Solaris LLC's Consolidated Leverage Ratio (as defined in such indenture) is less than or equal to 3.50 to 1.00 on a pro forma basis after giving effect to such distribution. In addition, as long as Solaris LLC's Fixed Charge Coverage Ratio (as defined in the indenture) for the prior four fiscal quarters is not less than 2.00 to 1.00, the indenture permits Solaris LLC to make distributions to us so long as such distribution, together with other distributions, does not exceed a basket amount determined by adding (i) 50% of Solaris LLC's Consolidated Net Income (as defined in the indenture) taken as one period from January 1, 2021 to the most recently completed fiscal quarter, plus (ii) cash contributions to the equity of Solaris LLC and the fair market value of property acquired with Solaris LLC's equity interests or contributed to its common equity capital, plus (iii) certain other other items, which basket amount is reduced by distributions made pursuant to the Consolidated Leverage Ratio test described in the immediately prior sentence. Solaris LLC also has the ability under the indenture to make distributions in an amount not in excess of $15.0 million since the date of the indenture. Holders of our Class B common stock will not be entitled to cash dividends.
Following the Reorganization and this offering, Aris Inc. will be a holding company and its sole material asset will be ownership of the Solaris LLC Units, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause Solaris LLC to advance distributions to Aris Inc. in an amount intended to enable Aris Inc. to pay certain applicable taxes as well as advance distributions to allow Aris Inc. to make payments under the Tax Receivable Agreement and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions. If an advance is made to Aris Inc. to enable it to pay certain applicable taxes, Aris Inc. will use commercially reasonable efforts to cause Solaris LLC to make advance distributions to each of the members of Solaris LLC. The advance distributions, if any, made to the members of Solaris LLC generally will be pro rata based on each member's ownership of Solaris LLC units, calculated based on the amount distributed to Aris Inc. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Aris Inc. will receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other members pro rata in accordance with each member's ownership of Solaris LLC units, calculated based on the amount distributed to Aris Inc. See “Dividend Policy.”
Redemption Rights of Existing Owners
Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash.

Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the redeeming Existing Owner for, at Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”
Tax Receivable Agreement
Aris Inc.’s acquisition or Solaris LLC's redemption, respectively, of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right, as the case may be, is expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and some or all of such adjustments will be allocated to Aris Inc. These adjustments would not have been available to Aris Inc. absent its acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Aris Inc. would otherwise be required to pay in the future.
In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and deemed interest deductions arising from these payments. We will retain the remaining 15% of these cash savings. If we experience a change of control or there is an early termination under the Tax Receivable Agreement, we could be required to make an immediate payment to TRA Holders under the Tax Receivable Agreement. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Risk factors
You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 28, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. The sales of shares of our Class A common stock will be made by Raymond James & Associates, Inc. The number of shares of our Class A common stock available for sale to the general public, referred to as the general public shares, will be reduced to the extent that these persons purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Likewise, to the extent demand by these persons exceeds the number of shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
Listing and trading symbol
We have been approved to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ARIS.”
Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•	2,647,500 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;
•	5,350,000 shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Plan”), including:
•
826,923 shares of Class A common stock underlying restricted stock units or other awards that may be granted to certain employees and non-employee directors pursuant to the 2021 Plan after the closing of this offering, the terms of which have not been decided; and

•	4,523,077 additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and
•
35,850,000 shares of Class A common stock reserved for issuance upon exchange of the Solaris LLC Units (together with a corresponding number of shares of Class B common stock) that will be outstanding immediately after this offering.

Throughout this prospectus, we present performance metrics and financial information regarding the business of Solaris LLC. This information is generally presented on an enterprise-wide basis. The public stockholders will be entitled to receive a pro rata portion of the economics of Solaris LLC’s operations through their ownership of our Class A common stock. Aris Inc.’s ownership of Solaris LLC Units initially will represent a minority share of Solaris LLC. The members of Solaris LLC initially will continue to hold a majority of the economic interest in the operations of Solaris LLC as non-controlling interest holders, through ownership of Solaris LLC Units. Prospective investors should be aware that the owners of the Class A common stock initially will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Solaris LLC Units are exchanged for Class A common stock over time (or, at our election, for cash), the percentage of the economic interest in Solaris LLC’s operations to which Solaris and the public stockholders are entitled will increase proportionately.

Summary Historical Financial and Operating Data
Aris Inc. was formed in May 2021 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Solaris LLC. The summary historical financial data set forth below as of and for each of the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited historical interim financial data set forth below as of and for each of the six months ended June 30, 2021 and 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and which, in the opinion of management, have been prepared on a basis consistent with the audited financial statements and the notes thereto and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. These unaudited financial statements should be read in conjunction with the audited financial statements.
The summary historical financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes and other financial and operating information included elsewhere in this prospectus. Among other things, our historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table. Historical results are not necessarily indicative of results that may be expected for any future period.
(Dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$85,810	$69,031	$141,659	$81,418
Water Solutions	16,963	15,061	29,813	37,375
Total revenues	102,773	84,092	171,472	118,793
Cost of revenue:
Direct operating costs	43,206	49,433	95,431	71,973
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Total cost of revenue	73,378	69,211	139,458	91,643
Operating expenses:
General and administrative	10,012	8,648	18,663	15,299
(Gain) loss on disposal of asset, net	217	67	133	(5,100)
Transaction costs	77	3,099	3,389	1,010
Abandoned projects	1,356	1,133	2,125	2,444
Total operating expenses	11,662	12,947	24,310	13,653
Operating income	17,733	1,934	7,704	13,497
Other expense:
Other expense	380	—	—	176
Interest expense, net	9,975	3,265	7,674	260
Total other expense	10,355	3,265	7,674	436
Income (loss) before taxes	7,378	(1,331)	30	13,061
Income tax expense	2	6	23	1
Net income (loss)	$7,376	$(1,337)	$7	$13,060

(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data(1)
Pro forma net income(2)	$6,803		$5
Pro forma non-controlling interest(3)	4,956		(2,901)
Pro forma net income (loss) attributable to common stockholders(2)	1,868		(1,429)
Pro forma net income (loss) per share attributable to common stockholders(4)
Basic and diluted	$0.11		$(0.08)
Pro forma weighted average shares outstanding
Basic and diluted	17,650		17,650
Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,123	$14,986	$24,932	$7,083
Accounts receivable, net	25,928	22,893	21,561	33,523
Accounts receivable from affiliates	18,346	12,086	11,538	15,837
Total current assets	80,824	52,950	66,068	60,763
Total property, plant and equipment, net	649,980	596,074	618,188	481,790
Total assets	1,088,762	1,033,165	1,057,805	838,234
Total current liabilities	49,366	53,679	45,789	69,166
Long-term debt, net	391,115	280,000	297,000	220,000
Total liabilities	447,445	339,418	349,512	292,726
Total mezzanine equity	—	72,391	74,378	—
Total members’ equity	641,317	621,356	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	$30,690	$40,911	$67,771	$4,149
Investing activities	(42,353)	(92,581)	(139,589)	(228,368)
Financing activities	17,854	59,572	89,667	223,959
Non-GAAP Measures:
Adjusted EBITDA(5)	$54,029	$35,919	$73,896	$47,199
Adjusted Operating Margin(5)	$63,820	$43,780	$91,020	$62,431
Adjusted Operating Margin per Barrel(5)	$0.41	$0.36	$0.36	$0.35
Operating Data (kbwpd):
Produced Water Handling Volumes	684	562	570	343
Recycled Produced Water Volumes Sold	88	29	44	20
Groundwater Water Volumes Sold	51	65	61	77
Total Water Solutions Volumes Sold	139	94	105	97
Groundwater Water Volumes Transferred	43	11	11	49
Total Water Solutions Volumes Sold or Transferred	182	105	116	146
Total Volumes	866	667	686	489
(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)
Pro forma net income reflects a pro forma income tax expense of $0.6 million and $2 thousand, respectively, for the six months ended June 30, 2021 and the year ended December 31, 2020, associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Aris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(4)
Pro forma net income (loss) per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the six months ended June 30, 2021 and the year ended December 31, 2020 does not take into account any time-based restricted stock unit awards that may be granted after the closing of this offering since the terms of any such awards have not been determined.

(5)
Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel are non-GAAP financial measures. Please read “—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

Non-GAAP Financial Measures
We use certain non-GAAP performance measures to evaluate current and past performance and prospects for the future to supplement our GAAP financial information presented in accordance with GAAP. These non-GAAP financial measures are important factors in assessing our operating results and profitability and include the performance and liquidity measures included below.
Adjusted EBITDA
We define Adjusted EBITDA as net income (loss), plus interest expense, income taxes, depreciation, amortization and accretion expense, plus any impairment charges, abandoned project charges or asset write-offs, plus non-cash losses on the sale of assets or subsidiaries, losses on sale of assets, and non-recurring, extraordinary or unusual expenses or charges, including temporary power costs, litigation expenses, severance expenses and transaction costs, less any gains on sale of assets.
Adjusted Operating Margin and Adjusted Operating Margin per Barrel
We define Adjusted Operating Margin as gross margin plus depreciation, amortization and accretion expense and plus temporary power costs. We define Adjusted Operating Margin per Barrel as Adjusted Operating Margin divided by the total number of barrels handled, sold or transferred.
We believe this presentation is used by investors and professional research analysts for the valuation, comparison, rating, and investment recommendations of companies within our industry. Additionally, we use this information for comparative purposes within our industry. Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel are not measures of financial performance under GAAP and should not be considered as measures of liquidity or as alternatives to net income (loss). Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel as defined by us may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as gross margin, operating income or cash flows from operating activities. Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP.
The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)
Net income (loss)	$4,561	$(931)	$7,376	$(1,337)	$7	$13,060
Interest expense, net	7,324	1,675	9,975	3,265	7,674	260
Income tax expense	2	2	2	6	23	1
Depreciation, amortization and accretion	15,215	10,289	30,172	19,778	44,027	19,670
Abandoned projects	1,145	498	1,356	1,133	2,125	2,444
Temporary power costs(1)	1,604	3,898	4,253	9,121	14,979	15,611
(Gain) loss on sale of assets, net(2)	173	67	217	67	—	(5,173)
Settled litigation(3)	—	440	—	597	1,482	316
Transaction costs(4)	15	1,352	77	3,099	3,389	1,010
Other(5)	601	190	601	190	190	—
Adjusted EBITDA	$30,640	$17,480	$54,029	$35,919	$73,896	$47,199

The following table sets forth a reconciliation of gross margin as determined in accordance with GAAP to Adjusted Operating Margin and Adjusted Operating Margin per Barrel for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands, except per barrel data)	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)
Gross margin(6)	$18,917	$7,193	$29,395	$14,881	$32,014	$27,150
Depreciation, amortization and accretion	15,215	10,289	30,172	19,778	44,027	19,670
Temporary power costs(1)	1,604	3,898	4,253	9,121	14,979	15,611
Adjusted Operating Margin	$35,736	$21,380	$63,820	$43,780	$91,020	$62,431
Total Volumes (mmbw)	84	55	157	120	251	178
Adjusted Operating Margin per Barrel	$0.42	$0.39	$0.41	$0.36	$0.36	$0.35
(1)
In the past, to secure long-term produced water handling contracts we constructed assets in advance of grid power infrastructure availability. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. Temporary power costs are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021 and we made significant progress in reducing these expenses. Our temporary power expenses have been substantially eliminated as of the end of the second quarter of 2021.

(2)	Includes gains and losses on sale of assets.
(3)	Litigation is primarily related to a dispute regarding rights-of-way that was successfully settled in arbitration. Amounts represent legal expenses solely related to this dispute.
(4)
Represents certain transaction expenses primarily related to certain advisory and legal expenses associated with a recapitalization process that was terminated in first quarter 2020 and the Concho Acquisitions (as defined herein).

(5)	Represents severance charges and loss on debt modification.
(6)	The following table sets forth the calculation of our gross margin for each of the periods presented:
	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2021	2020	2021	2020	2020	2019
	(unaudited)		(unaudited)
Revenues	$56,584	$37,645	$102,773	$84,092	$171,472	$118,793
Cost of revenue	(37,667)	(30,452)	(73,378)	(69,211)	(139,458)	(91,643)
Gross margin (GAAP)	$18,917	$7,193	$29,395	$14,881	$32,014	$27,150

RISK FACTORS
Investing in our Class A common stock involves risks. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” and the following risks before making an investment decision. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business
Our business depends on capital spending by the oil and gas industry in the Permian Basin and reductions in capital spending as a result of the spread of COVID-19 or otherwise could have a material adverse effect on our liquidity, results of operations and financial condition.
Demand for our services is directly affected by current and anticipated oil and natural gas prices and related capital spending by our customers to explore for, develop and produce oil and gas in the Permian Basin. Our Produced Water Handling revenues are substantially dependent upon oil, natural gas and NGL production from our customers’ upstream activity. Our Water Solutions revenues are substantially dependent upon the number of wells drilled and completed by our customers and the amount of water used in completing each well. In addition, there is a natural decline in production from existing wells that are connected to our gathering systems. Although we expect that our customers will continue to devote substantial resources to the development of oil and gas reserves, we have no control over this activity and our customers have the ability to reduce or curtail such development at their discretion. Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile, particularly in light of the impacts of the COVID-19 pandemic. In March 2020, Saudi Arabia and Russia failed to reach a decision to cut production of oil and gas along with the Organization of the Petroleum Exporting Countries (“OPEC”). Subsequently, Saudi Arabia significantly reduced the prices at which it sells oil and announced plans to increase production. These events, combined with the COVID-19 pandemic, contributed to a sharp drop in prices for oil in the first quarter of 2020 continuing into the second quarter of 2020. In April 2020, OPEC and Russia (together with OPEC and other allied producing countries, “OPEC+”) agreed to curtail oil production by approximately 10 million barrels per day. Further, some U.S. producers chose to shut-in or choke back production on specific wells to reduce production, but the impact of these cuts on the market price for oil and natural gas remains uncertain. During the year ended December 31, 2020, the average West Texas Intermediate (“WTI”) spot price was $39.16, versus an average price of $62.21 for the six months ended June 30, 2021. While oil prices have improved since their lows in April 2020, the continued impact of the COVID-19 pandemic and the associated impacts to oil demand will result in continued uncertainty around the near-term price of oil.
If oil and gas prices decline, our customers may further reduce their exploration, development and production activities and demand lower rates for our services or delay, modify, or terminate their use of our services. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. For example, multiple leading international and national oil companies, as well as public and private independent oil and gas producers, have reduced capital expenditures in 2020, and most of our customers have reduced their capital expenditures budget for 2021. Even in an environment of stronger oil and gas prices, fewer oil and gas completions in our market areas as a result of decreased capital spending may have a negative long-term impact on our business. Any of these conditions or events could adversely affect our operating results, as they did in 2020 and may continue to do so in 2021. If our customers fail to maintain or increase their capital spending and demand for our services, it could have a material adverse effect on our liquidity, results of operations and financial condition.

Industry conditions are influenced by numerous factors over which we have no control, including:
•
the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which negatively impacts the demand for our services;

•	domestic and foreign economic conditions and supply of and demand for oil and gas;
•	the level of prices, and expectations regarding future prices, of oil and gas;
•	the level of global oil and gas exploration and production and storage capacity;
•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges resulting from limited worksite access, remote work arrangements, performance of contracts and supply chain disruption;

•	recommendations of, or restrictions imposed by, government and health authorities, including travel bans, quarantines, and shelter-in-place orders to address the COVID-19 pandemic;
•
actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

•	governmental regulations, including environmental restrictions and the policies of governments regarding the exploration for and production and development of their oil and gas reserves;
•	taxation and royalty charges;
•	political and economic conditions in oil and gas producing countries;
•	global weather conditions, pandemics and natural disasters;
•	worldwide political, military and economic conditions;
•	the cost of producing and delivering oil and gas;
•	the discovery rates of new oil and gas reserves and the availability of commercially viable geographic areas in which to explore and produce crude oil and natural gas;
•	activities by non-governmental organizations to limit certain sources of funding for the energy sector or restrict the exploration, development and production of oil and gas;
•	the ability of oil and gas producers to access capital;
•	technical advances affecting production efficiencies and overall energy consumption; and
•	the potential acceleration of the development of alternative fuels.
The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, could adversely affect our business, results of operations and financial condition.
The global or national outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, may cause disruptions to our business and operational plans, which may include (i) shortages of qualified employees in a given area, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies from third parties upon which we rely, (iv) recommendations of, or restrictions imposed by, government and health authorities, including quarantines, to address the COVID-19 pandemic, (v) restrictions that we and our contractors and subcontractors impose, including facility shutdowns or access restrictions, to ensure the safety of employees, and (vi) reductions, delays or cancellations of planned operations by our customers. Additionally, these disruptions could negatively impact our financial results.
Further, the effects of the COVID-19 pandemic and concerns regarding its global spread have negatively impacted the global economy, reduced global oil demand, disrupted global supply chains and created significant volatility and disruption of financial and commodities markets, which could lead to our customers curtailing existing production due to lack of downstream demand or storage capacity as well as reducing or eliminating the number of wells completed in the near to medium term. Additionally, a significant majority of states as well as local jurisdictions have imposed, and others in the future may impose, “stay-at-home” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects.
The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including the duration and spread of COVID-19 and related restrictions on travel and general mobility, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption, as well as significantly decreased demand for oil and gas, could materially affect our business, results of operations, access to sources of liquidity and financial condition, and we have experienced the negative impacts of such disruption since March 2020.
If oil prices or natural gas prices remain volatile or were to decline, the demand for our services could be adversely affected.
The volume of water we process is driven in large part by the level of crude oil production, which is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. In addition, a portion of our profitability in our Produced Water Handling business is generated from the sale of crude oil that we recover when processing produced water, and lower crude oil prices have an adverse impact on these profits. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices or natural gas prices decline, or if completions activity is reduced, the demand for our services and our results of operations could be materially and adversely affected.
Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During 2020, WTI prices ranged from a low of $(36.98) to a high of $63.27 per barrel. In the first six months of 2021, WTI prices ranged from $47.47 to $74.21 per barrel. If the prices of oil and natural gas decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.
The crude oil and natural gas production industry tends to run in cycles and may, at any time, cycle into a downturn; if that occurs, the rate at which it returns to former levels, if ever, will be uncertain. Prior adverse changes in the global economic environment and capital markets and declines in prices for crude oil and natural gas have caused many customers to reduce capital budgets for future periods and have caused decreased demand for crude oil and natural gas. Limitations on the availability of capital, or higher costs of capital, for financing expenditures have caused and may continue to cause customers to make additional reductions to capital budgets in the future even if commodity prices increase from current levels. These cuts in spending may curtail drilling programs and other discretionary spending, which could result in a reduction in business opportunities and demand for our services, the rates we can charge and our utilization. In addition, certain of our customers could become unable to satisfy their contractual commitments, including to us, which could materially and adversely affect our results of operation. These unprecedented conditions also make it more difficult for us to forecast future results.
We operate in a highly competitive industry, which may intensify as our competitors expand their water supply, produced water recycling, and produced water handling operations, thereby causing us to lose market share, and which could negatively affect our ability to expand our operations.
The Produced Water Handling and Water Solutions businesses are highly competitive and include numerous companies capable of competing effectively in our markets on a local basis. In our Water Solutions business, we compete with landowners, water supply and transfer companies, and companies who engage in the sale or treatment of produced water. Our Produced Water Handling business is in direct and indirect competition with other businesses, including water handling and other produced water treatment businesses. Some of our larger diversified competitors have a similarly broad geographic scope, as well as greater financial and other resources than us, while others focus on specific basins only and may have locally competitive cost efficiencies as a result.

Additionally, there may be new companies that enter the water solutions business, or our existing and potential customers may develop their own water solutions businesses. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. If our existing and potential customers develop their own water solutions businesses, we may not be able to effectively replace that revenue. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.
The oil and gas industry is intensely competitive, and in certain businesses we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue providing water infrastructure services during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations (as applicable). Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.
Growing our business by constructing new transportation systems and facilities subjects us to construction risks and risks that supplies for such systems and facilities will not be available upon completion thereof.
One of the ways we intend to grow our business is through the construction of expansions to our systems and/or the construction of new produced water pipelines, treatment facilities and water handling facilities. These expansion projects require the expenditure of significant amounts of capital, which may exceed our resources, and involve numerous regulatory, environmental, political and legal uncertainties, including political opposition by landowners, environmental activists and others. There can be no assurance that we will complete these projects on schedule, or at all, or at the budgeted cost. Our revenues may not increase upon the expenditure of funds on a particular project. Moreover, we may undertake expansion projects to capture anticipated future growth in production in a region in which anticipated production growth does not materialize or for which we are unable to acquire new customers. As a result, our new facilities and infrastructure may not be able to attract enough demand for our services to achieve our expected investment return, which could materially and adversely affect our consolidated results of operations and financial position.
We may face opposition to the operation of our water pipelines and facilities from various groups.
We may face opposition to the operation of our water pipelines and facilities from environmental groups, landowners, tribal groups, local groups and other advocates. Such opposition could take many forms, including organized protests, attempts to block or sabotage our operations, intervention in regulatory or administrative proceedings involving our assets, or lawsuits or other actions designed to prevent, disrupt or delay the operation of our assets and business. For example, repairing our pipelines often involves securing consent from individual landowners to access their property and provide us with sufficient temporary space to allow us to conduct repairs. One or more landowners may resist our efforts to make needed repairs, which could lead to an interruption in the operation of the affected pipeline or facility for a period of time that is significantly longer than would have otherwise been the case. In addition, acts of sabotage or eco-terrorism could cause significant damage or injury to people, property or the environment or lead to extended interruptions of our operations. Any such event that interrupts the revenues generated by our operations, or which causes us to make significant expenditures not covered by insurance, could reduce our cash available for paying distributions to our partners and, accordingly, adversely affect our financial condition and the market price of our securities.
The fees charged to customers under our agreements for the gathering, transportation or handling of produced water may not escalate sufficiently to cover increases in costs and the agreements may be suspended in some circumstances, which would affect our profitability.
Our costs may increase more rapidly than the fees that we charge to customers pursuant to our contracts with them. Additionally, some customers’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of produced water is curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities of our customers. If the escalation of fees is insufficient to cover increased costs, or if any customer suspends or terminates its contracts with us, our profitability could be materially affected.
The ability to attract and retain key members of management, qualified Board members and other key personnel is critical to the success of our business and may be challenging.
Our success will depend to a large extent upon the efforts and abilities of our senior management team and having experienced individuals serving on our Board who are also knowledgeable about our operations and our industry. The success of our business also depends on other key personnel. The ability to attract and retain these key personnel may be difficult in light of the volatility of our business. Acquiring and keeping personnel could prove more difficult or cost substantially more than estimated. These factors could cause us to incur greater costs or prevent us from pursuing our business strategy as quickly as we would otherwise wish to do. If executives or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them adequately or in a timely manner and we could experience significant declines in productivity.
Our industry has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.
We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, pronounced declines in drilling and completions activity, as well as the demanding nature of the work, many workers have left the oilfield services sector to pursue employment in different fields. If we are unable to retain or meet the growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.
Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.
Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business.
The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.
As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:
•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities;
•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;
•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;
•	potential losses of key employees and customers of the acquired business;
•	risks of entering markets in which we have limited prior experience; and
•	increases in our expenses and working capital requirements.
In evaluating acquisitions, we generally prepare one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions. Realization of many of the assumptions will be beyond our control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. Some acquisitions may not be accretive in the near term and will be accretive in the long-term only if we are able to timely and effectively integrate the underlying assets and such assets perform at or near the levels anticipated in our acquisition projections.
The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to successfully incorporate the acquired business and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.
In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing equity holders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.
Our operations are subject to inherent risks in the oil and gas industry, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.
Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents and releases of produced water into the environment. These conditions can cause:
•	disruption in operations;
•	substantial repair or remediate costs;
•	personal injury or loss of human life;
•	significant damage to or destruction of property, plant and equipment;
•	environmental pollution, including groundwater contamination;
•	impairment or suspension of operations; and
•	substantial revenue loss.
The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.
We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.
There is uncertainty related to the future profitability of the oil and natural gas industry broadly.
Although we are not directly engaged in the extraction of oil and natural gas, produced water is a natural byproduct of crude oil and natural gas production. The negative sentiment toward the oil and natural gas industry compared to other industries has led to lower oil and gas representation in certain key equity market indices. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and gas sector based on social and environment considerations. Many political and regulatory authorities, along with certain financing sources and well-funded environmental activist groups, are devoting substantial resources and efforts to minimize or eliminate the use of oil and natural gas as a source of electricity, domestically and internationally, thereby reducing the demand and pricing for ancillary services and potentially materially and adversely impacting our future financial results, liquidity, ability to raise capital and growth prospects.
Climate issues continue to attract public and scientific attention, and increasing government attention is being paid to global climate issues and to emissions of greenhouse gas (“GHGs”), including emissions of carbon dioxide from oil and natural gas combustion. Concerns about the environmental impacts of the oil and natural gas industry, including impacts on global climate issues, are resulting in increased regulation of GHG emissions, unfavorable lending policies toward the financing of the oil and natural gas operations and divestment efforts affecting the investment community, which could adversely affect demand for our services. In addition, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits brought by public and private entities against oil and natural gas operators. If any of our customers are targeted by any such litigation and incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to our causation of or contribution to the asserted damage or to other mitigating factors, demand for our services could be adversely effected.
A loss of one or more significant customers could materially or adversely affect our results of operations.
We expect to continue to depend on key customers to support our revenues for the foreseeable future. During times when the oil and natural gas markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. Our five largest customers for the six months ended June 30, 2021 represented approximately 76% of our revenues. The loss of key customers, failure to renew contracts upon expiration, or a sustained decrease in demand by key customers could result in a substantial loss of revenues and could have a material and adverse effect on our consolidated results of operations.
Because a significant portion of our revenues is derived from ConocoPhillips, any development that materially and adversely affects ConocoPhillips’ operations, financial condition or market reputation could have a material adverse impact on us.
ConocoPhillips is our largest customer, is a significant shareholder in us and is expected to play a significant role in our success. Accordingly, we are indirectly subject to the business risks of ConocoPhillips. Because a significant portion of our revenues is derived from ConocoPhillips, any development that materially and adversely affects ConocoPhillips’ operations, financial condition or market reputation could have a material adverse impact on us. For the six months ended June 30, 2021 and the year ended December 31, 2020, ConocoPhillips and its affiliates accounted for approximately 51% and 38% of our revenues, respectively. As of June 30, 2021, ConocoPhillips and its affiliates accounted for approximately 35% of our accounts receivable.
Our lack of diversification increases the risk of an investment in us and we are vulnerable to risks associated with operating primarily in one geographic area.
All of our operations are in the Permian Basin in Texas and New Mexico, making us vulnerable to risks associated with operating in one geographic area. Due to the concentrated nature of our business activities, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that are more diversified. In particular, we may be disproportionately exposed to the impact of regional supply and demand factors, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, water shortages or other drought related conditions. Such delays or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows.
Seasonal weather conditions and natural or man-made disasters could severely disrupt normal operations and have an adverse effect on our business, financial position and results of operations.
We operate in the Permian Basin which may be adversely affected by seasonal weather conditions and natural or man-made disasters. During periods of heavy snow, ice, rain or extreme weather conditions such as high winds and tornados or after other natural disasters such as earthquakes or wildfires, we may be unable to access our assets and our facilities may be damaged, thereby reducing our ability to provide services and generate revenues. In addition, hurricanes or other severe weather in the Gulf Coast region could seriously disrupt the supply of products and cause serious shortages in various areas, including the areas in which we operate. Such disruptions could potentially have a material adverse impact on our business, consolidated financial position, results of operations and cash flows.
We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.
We have historically entered into a number of transactions with related parties. In particular, we have entered into a water gathering and handling agreement with ConocoPhillips, which upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares) will own approximately 39.0% of our Class B common stock and an approximate 26.1% interest in Solaris LLC (representing approximately 26.1% of our combined economic interest and voting power), and certain of the Board members of Solaris LLC are affiliated with ConocoPhillips. Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition. While the indenture that governs our 7.625% Senior Sustainability-Linked Notes due 2026 (the “notes”) places restrictions on our ability to transact with ConocoPhillips, those restrictions are subject to significant exceptions.
The default by customers and counterparties could adversely affect our business, financial condition, and results of operations.
The deterioration in the financial condition of one or more of our significant customers or counterparties could result in their failure to perform under the terms of their agreement with us or default in the payment owed to us. Our customers and counterparties include crude oil and natural gas producers, equipment suppliers and groundwater suppliers whose creditworthiness may be suddenly and disparately impacted by, among other factors, commodity price volatility, deteriorating energy market conditions, and public and regulatory opposition to energy producing activities. Additionally, we depend on a limited number of customers for a significant portion of our revenues. In 2020, approximately 79% of our total consolidated revenues was generated from five of our customers. The concentration of credit risk may be affected by changes in economic or other conditions within our industry and may accordingly affect our overall credit risk. While we have credit approval procedures and policies in place, we are unable to completely eliminate the performance and credit risk to us associated with doing business with these parties. In a low commodity price environment, certain of our customers have been or could be negatively impacted, causing them significant economic stress resulting, in some cases, in a customer bankruptcy filing or an effort to renegotiate our contracts. The deterioration in the creditworthiness of our customers and the resulting increase in nonpayment and/or nonperformance by them could cause us to write down or write off accounts receivables or tangible and intangible assets. Such write-downs or write-offs could negatively affect our operating results in the periods in which they occur, and, if significant, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with the customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code or, if we so agree, may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. The resolution of our outstanding claims against such a customer or counterparty is dependent on the terms of the plan of reorganization but may include our claims being converted to equity in the reorganized entity and in addition to impacting our business, financial condition and results of operations could require us to incur impairment charges against the associated assets or the write down of our goodwill.
Volumes of crude oil recovered during the produced water treatment process can vary. Any significant reduction in residual crude oil content in produced water we treat will affect our recovery of crude oil and, therefore, our profitability.
A portion of our profitability in our Produced Water Handling business is generated from the sale of crude oil that we recover when processing produced water. Our ability to recover sufficient volumes of crude oil is dependent upon the residual crude oil content in the produced water we treat, which is, among other things, a function of water temperature. Generally, where water temperature is higher, residual crude oil content is lower. Thus, our crude oil recovery during the winter season is substantially higher than our recovery during the summer season. Additionally, residual crude oil content will decrease, if, among other things, producers begin recovering higher levels of crude oil in produced water prior to delivering such water to us for treatment. Any reduction in residual crude oil content in the produced water we treat could affect our profitability.
We may not be able to keep pace with technological developments in our industry.
The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other water companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, results of operations and cash flows could be adversely affected.
We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.
We evaluate our long-lived assets, such as property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and finite-lived intangible assets.
We may be required to take a write-down of the carrying value of goodwill.
We conduct our annual goodwill impairment assessment during the fourth quarter of each year, or more frequently if an event or circumstance indicates that the carrying value of a reporting unit may exceed the fair value. When possible impairment is indicated, we value the implied goodwill to compare it with the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. The fair value of goodwill is based on estimates and assumptions applied by us such as revenue growth rates, gross margins, weighted average costs of capital, market multiples, and future market conditions and as affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. As a result of this annual impairment assessment, we may be required to write down the carrying value of goodwill.
We previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We identified a material weakness in our internal control over financial reporting as of December 31, 2020 caused by the misapplication of accounting principles related to the estimate of amortization in connection with our intangibles. We are taking steps to remediate this material weakness and are implementing additional controls around identifying and determining the appropriate amount of amortization to record in connection with intangible assets. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected on a timely basis.

Although we are taking steps to remediate the material weakness and the error amount was fully reflected and adjusted in our 2020 year-end financial statements, we can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to design, implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. Please see “—Risks Related to this Offering and Our Class A Common Stock—The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.”
Our debt instruments have restrictive covenants that could limit our financial flexibility.
Our Credit Facility and the indenture that governs our notes contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our ability to borrow under our Credit Facility is subject to compliance with certain financial covenants, including leverage and interest coverage ratios. Our Credit Facility and the indenture that governs our senior notes include other restrictions that, among other things limit our ability to:
•	incur indebtedness;
•	grant liens;
•	engage in mergers, consolidations and liquidations;
•	make asset dispositions, restricted payments and investments;
•	enter into transactions with affiliates; and
•	amend, modify or prepay certain indebtedness.
Our business plan and our compliance with these covenants are based on a number of assumptions, the most important of which is relatively stable oil and gas production, including our customers’ planned development and production activity remaining consistent with their communications with us, relatively predictable costs for our capital improvements, a materially consistent legal and regulatory environment, and increased demand for recycled water along with margin improvements. The significant deterioration of oil and gas production or our customers’ development activity from current levels, higher capital expenditures or reduced recycling and higher operating costs could lead to lower revenues, cash flows and earnings, which in turn could lead to a default under certain financial covenants contained in the Credit Facility. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements.”
Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debts. We may not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.
Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general corporate requirements, future acquisitions, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Other companies with which we compete may have greater liquidity, more unencumbered assets, less indebtedness, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, greater potential for profitability from retail sales or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.

Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water handling, sourcing, transfer and other related infrastructure to execute our growth strategy. For the years ended December 31, 2020 and 2019, cash capital expenditures were approximately $140.0 million and $183.0 million, respectively. Historically, we have financed these investments through cash flows from operations, external borrowings and equity capital contributions. These sources of capital may not be available to us in the future. The inability to obtain additional financing to operate our business or capitalize on business opportunities, whether because of the restrictions set forth above or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Our business is difficult to evaluate because we have a limited operating history.
We were formed in May 2021 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in November 2015. Except as expressly noted otherwise, our historical financial information and operational data described in this prospectus is that of Solaris LLC and its consolidated subsidiaries. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.
Risks Related to Our Legal and Regulatory Environment
Restrictions on the ability to procure water or changes in water sourcing requirements could decrease the demand for our services.
Our business includes water transfer for use in our customers’ oil and gas E&P activities. Our access to the water we supply may be limited due to reasons such as prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.
Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to recycle or handle produced water gathered from our E&P customers and, accordingly, could have a material adverse effect on our business.
We recycle or handle produced water gathered from oil and gas producing customers that result from their drilling and production operations. We operate pursuant to permits issued to us primarily by state oil and gas authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent permitting or operating constraints or new monitoring and reporting requirements owing to, among other things, concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events in the U.S. near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities. Developing research suggests that the link between seismic activity and saltwater disposal may vary by region and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified Texas and New Mexico as being among the states with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and natural gas extraction. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells to assess any relationship between seismicity and the use of such wells. For example, the Texas Railroad Commission adopted new rules governing the permitting or re-permitting of wells used to dispose of produced water and other fluids resulting from the production of oil and natural gas in order to address these seismic activity concerns within the state. Among other things, these rules require companies seeking permits for disposal wells to provide seismic activity data in permit applications, provide for more frequent monitoring and reporting for certain wells and allow the state to modify, suspend or terminate permits on grounds that a disposal well is likely to be, or determined to be, causing seismic activity. States may issue orders to temporarily shut down or to curtail the injection depth of existing wells in the vicinity of seismic events. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil and natural gas activities utilizing injection wells for produced water disposal.
Additional consequences of this seismic activity are lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells. Increased regulation and attention given to induced seismicity could lead to greater opposition to oil and gas activities utilizing injection wells for waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to recycle or handle produced water gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.
In the future we may face increased obligations relating to the closing of our produced water handling facilities and may be required to provide an increased level of financial assurance to guarantee the appropriate closure activities occur for a produced water facility.
Obtaining a permit to own or operate produced water handling facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address clean-up and closure obligations. As we acquire additional produced water handling facilities or construct additional produced water handling facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing produced water handling facilities. We have accrued approximately $5.6 million of asset retirement obligations related to our future closure obligations of our produced water handling facilities as of June 30, 2021. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing produced water handling facilities and additional environmental remediation requirements. The obligation to satisfy increased regulatory requirements associated with our produced water handling facilities could result in an increase of our operating costs and have a material adverse effect on our business, financial position and results of operations.
Our sales of groundwater and our gathering, handling and recycling of produced water expose us to potential regulatory risks.
There are unique risks associated with recycling and/or handling produced water and the legal requirements related to handling produced water, or the disposal of produced water into a non-producing geologic formation by means of underground injection wells, are subject to change based on concerns of the public or governmental authorities. There remains substantial uncertainty regarding the disposal of produced water by means of underground injection wells, which could result in substantial additional liabilities or costs to us that cannot be predicted. These include liabilities related to the handling, treatment, storage, disposal, transport, release and use of radioactive materials, which could be in produced water received from our oil and nature gas producer customers, and uncertainties regarding the ultimate, and potential exposure to, technical and financial risks associated with modifying or decommissioning produced water handling facilities. Federal or state regulatory agencies could require the shutdown of produced water handling facilities for safety reasons or refuse to permit restart of any facility after unplanned or planned outages. New or amended safety and regulatory requirements may give rise to additional operation and maintenance costs and capital expenditures. Additionally, aging equipment may require more capital expenditures to keep each of these produced water handling facilities operating efficiently or in compliance with applicable laws and regulations. This equipment is also likely to require periodic upgrading and improvement in order to maintain compliance and probability. Although the safety record of produced water handling generally has been very good, accidents and other unforeseen problems have occurred. The consequences of a major incident could be severe and include loss of life and property damage. Any resulting liability from a major environmental or catastrophic incident could exceed our resources, including insurance coverage.
Fuel conservation measures could reduce demand for oil and natural gas which would, in turn, reduce the demand for our services.
Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.
We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.
We operate with most of our customers under water gathering agreements and endeavor to allocate potential liabilities and risks between the parties in these agreements. Generally, under our water gathering agreements, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above the surface and from our equipment or services. Our customers generally assume responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a water gathering agreement with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operations.
Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.
Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party services. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel.
We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and the operations of our customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to take fresh water from surface and underground sources, construct pipelines or containment facilities, drill wells or conduct other regulated activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in the impairment or cancellation of operations, assessment of sanctions, including administrative, civil and criminal penalties, injunctions, reputational damage, the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area.
Our business activities present risks of incurring significant environmental regulatory compliance costs and liabilities, including costs and liabilities resulting from our handling of byproducts of the oil and natural gas production process, because of air emissions and produced water discharges related to our operations. Our businesses include the operation of recycling facilities and oilfield waste disposal injection wells that pose risks of environmental liability, including leakage or accidental spills from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for recycling or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict and/or joint and several liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions (such as environmental contamination) caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.
Over time, laws and regulations protecting the environment generally have the tendency to become more stringent, potentially leading to material increases in costs for future environmental compliance and remediation. The adoption of any new laws or regulations, amendment of existing laws and regulations, changes in interpretation of legal requirements or increased enforcement could restrict, delay or cancel exploratory or developmental drilling for oil and gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.
Climate change legislation, laws and regulations restricting emissions of greenhouse gases or prohibiting, restricting, or delaying oil and gas development on public lands, or legal or other action taken by public or private entities related to climate change could force our customers to incur increased capital and operating costs and could have a material adverse effect on our financial condition, results of operations and cash flows, as well as our reputation.
In December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA. For more information on GHG regulation, please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.”
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce emissions of GHGs in recent years. In the absence of Congressional action, many states have established rules aimed at reducing or tracking GHG emissions, including GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and natural gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.
In January 2021, President Biden issued an executive order that established an Interagency Working Group on the Social Cost of Greenhouse Gases (“Working Group”), which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the Working Group are due no later than January 2022. The Working Group published an interim updated technical guidance document in February 2021 which set interim cost values for the applicable greenhouse gas emissions. President Biden issued another executive order in January 2021 focused specifically on addressing climate change (the 2021 Climate Change Executive Order). Among other things, the 2021 Climate Change Executive Order directed the Secretary of the Interior to pause new oil and natural gas leasing on public lands or in offshore waters pending completion of a comprehensive review of the federal permitting and leasing practices, consider whether to adjust royalties associated with coal, oil, and gas resources extracted from public lands and offshore waters, or take other appropriate action, to account for corresponding climate costs. The 2021 Climate Change Executive Order also directs the federal government to identify “fossil fuel subsidies” to take steps to ensure that, to the extent consistent with applicable law, federal funding is not directly subsidizing fossil fuels. In June 2021, a federal judge for the U.S. District Court of the Western District of Louisiana issued a nationwide preliminary injunction against the pause of new oil and natural gas leasing on public lands or in offshore waters while litigation challenging that aspect of the 2021 Climate Change Executive Order is pending.
In February 2021, the United States rejoined the Paris Agreement, and in the future, the United States may also choose to adhere to other international agreements targeting GHG reductions. President Biden updated the United States’ nationally determined contribution under the Paris Agreement by setting a target for the United States to reduce its greenhouse gas emissions by 50-52% from 2005 levels by 2030, and is likely to further take executive action or support legislation in furtherance of achieving these GHG emissions goals. The adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs or restrict, delay or prohibit oil and gas development on public lands could require our customers and us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements, or prevent us from conducting operations in certain areas. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and gas our customers produce. These risks are likely to be enhanced with President Biden taking office and Democrats gaining control of Congress. Please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.” Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition, results of operations and cash flows.
In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If such climactic events were to occur more frequently or with greater intensity, our customers’ exploration and development activities could be adversely affected, as these events could cause a loss of production from temporary cessation of activity or damaged facilities and equipment. If any such events were to occur, they could have an adverse effect on the demand for our services and our financial condition, results of operations and cash flows. For a more complete discussion of environmental laws and regulations intended to address climate change and their impact on our business and operations, please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.”
There have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds, as well as other stakeholders, promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could reduce the demand for our services and interfere with our customers’ business activities and operations.
A portion of our customers’ oil and gas leases are granted by the federal government. To the extent such leases are suspended or terminated, or we or our customers are unable to obtain permits or right-of-way grants required for operations on such leases, our operations could be materially affected.
A portion of our customers’ leases in New Mexico are granted by the federal government and administered by the Bureau of Land Management (“BLM”), a federal agency. Operations conducted by us and our customers on federal oil and gas leases must comply with numerous additional statutory and regulatory restrictions, including permitting obligations. In addition, the U.S. Department of the Interior (via various of its agencies, including the BLM and the Office of Natural Resources Revenue) has certain authority over our activities on federal and tribal lands. These leases contain relatively standardized terms requiring compliance with detailed regulations. Under certain circumstances, the BLM may require operations on federal leases to be suspended or terminated, or may deny permits or right-of-way grants required for operations on such leases. Any such suspension or termination, or inability to obtain required permits or right-of-way grants, could materially and adversely affect our interests.
Additionally, as noted above, the Biden Administration has taken several actions to curtail oil and gas activities on federal lands. For example, in the 2021 Climate Change Executive Order, the Biden Administration, among other things, instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the Acting Secretary for the Department of the Interior issued an order imposing a 60-day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on public lands, unless approved by senior officials at the Department of the Interior. In March 2021, the Biden Administration announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits, and an ongoing review of the oil and gas program is being undertaken by the Department of the Interior; however, in June 2021, a federal judge for the U.S. District Court of the Western District of Louisiana issued a nationwide preliminary injunction against the pause of new oil and natural gas leases while litigation challenging that aspect of the 2021 Climate Change Executive Order is ongoing. The order did not apply to existing operations under valid leases or to operations on tribal lands, which the federal government merely holds in trust. We cannot guarantee that further action will not be taken that could curtail or limit oil and gas development on federal land.
Federal state and local legislation and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs and additional operating restrictions, delays or cancellations in the drilling and completion of oil and gas wells that may reduce demand for our services and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.
We do not conduct hydraulic fracturing operations, but many of our customers’ crude oil and natural gas production operations require hydraulic fracturing as part of the well completion process. Hydraulic fracturing involves the injection of water, sand or other propping agents and chemicals under pressure into rock formations to stimulate oil and gas production. The EPA released the final results of its comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on drinking water resources in December 2016. The EPA concluded that hydraulic fracturing activities can impact drinking water resources under some circumstances, including large volume spills and inadequate mechanical integrity of wells. The results of the EPA’s study could spur action towards federal legislation and regulation of hydraulic fracturing or similar production operations. In past sessions, Congress has considered, but did not pass, legislation to amend the SDWA to remove the SDWA’s exemption granted to most hydraulic fracturing operations (other than operations using fluids containing diesel) and to require reporting and disclosure of chemicals used by oil and gas companies in the hydraulic fracturing process. The EPA has issued SDWA permitting guidance for hydraulic fracturing operations involving the use of diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. The EPA has also issued final regulations under the CAA establishing performance standards for new and modified sources in the oil and gas sector, including standards for the capture of VOCs released during hydraulic fracturing; and final rules in June 2016 to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. The Trump Administration’s rescission of the federal BLM’s rules regarding wellbore integrity and handling of flowback water, on the other hand, is currently under judicial review. In addition, Congress has not adopted legislation to provide for federal regulation of hydraulic fracturing; however, President Biden could seek to pursue legislative, regulatory or executive initiatives that restrict hydraulic fracturing activities on federal lands.
In addition, a number of states and local regulatory authorities and federal politicians are considering or have implemented more stringent regulatory requirements applicable to hydraulic fracturing, including bans/moratoria on drilling that effectively prohibit further production of oil and gas through the use of hydraulic fracturing or similar operations. Texas has adopted regulations that require the disclosure of information regarding the substances used in the hydraulic fracturing process, and the Texas Railroad Commission has also adopted rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Moreover, the legal requirements related to the disposal of produced water into a non-producing geologic formation by means of underground injection wells are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. In light of concerns about seismic activity being triggered by the injection of produced waters into underground wells, Texas regulators have asserted regulatory authority to limit injection activities in certain wells in an effort to reduce seismic activity. A 2015 U.S. Geological Survey report identified areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by us. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil, natural gas and natural gas liquids activities utilizing injection wells for produced water disposal.
The adoption of new laws or regulations imposing reporting or operational obligations on, or otherwise limiting or prohibiting, the hydraulic fracturing process could make it more difficult for our customers to complete oil and gas wells in unconventional plays. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, hydraulic fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in cost, which could adversely affect the demand for our services and results of operations. These risks are likely to be enhanced with President Biden taking office and Democrats gaining control of Congress.
Restrictions on drilling and related activities intended to protect certain species of wildlife or their habitat may adversely affect our customers’ ability to conduct drilling and related activities in some of the areas where we operate.
Various federal and state statutes prohibit certain actions that harm endangered or threatened species and their habitats, migratory birds, wetlands and natural resources. These statutes include the Endangered Species Act (“ESA”), the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act, the Clean Water Act, CERCLA and the OPA. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal land use and private land use and could delay or prohibit our customers’ land access or oil and gas development. If adverse impact to species or damages to wetlands, habitat or natural resources occur or may occur as result of our or our customers’ activities, government entities or, at times, private parties may act to prevent such activities or seek damages for harm to species, habitat or natural resources resulting from our activities or our customers’ drilling, construction or releases of oil, wastes, hazardous substances or other regulated materials, which could reduce the demand for our services.
For example, there have been repeated calls for the U.S. Fish and Wildlife Service (“USFWS”) to list the dunes sagebrush lizard, which is found only in the active and semi-stable shinnery oak dunes of southeastern New Mexico and adjacent portions of Texas, including areas where we operate. Similar calls have been made for the lesser prairie-chicken, which can also be found in areas where we operate and was a candidate species for listing under the ESA by the USFWS for many years. However, in June 2012, the USFWS declined to list the dunes sagebrush lizard as endangered under the ESA in part due to oil and gas operators and private landowners in the Permian Basin entering into Candidate Conservation Agreements, whereby parties voluntarily agree to implement mitigation measures, such as habitat avoidance or time and manner operating restrictions so as not to adversely impact the dunes sagebrush lizard habitat. Recently, there have been renewed calls to review protections currently in place for the dunes sagebrush lizard and, in October 2019, environmental groups filed a lawsuit against the USFWS to compel the agency to list the species under the ESA. Environmental groups filed a similar lawsuit in June 2019 for the USFWS’ alleged failure to act on a petition to list the lesser prairie-chicken. As a result of settlements in these suits, the USFWS agreed to act on the petition to list the dunes sagebrush lizard by June 30, 2020. On July 16, 2020, the USFWS issued its finding that substantial scientific or commercial information exists to suggest that listing of the dunes sagebrush lizard may be warranted under the ESA, and initiated its twelve-month review. On June 1, 2021, USFWS proposed to list two distinct population segments of the lesser prairie-chicken under the ESA. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Delays or restrictions in obtaining or renewing permits by us for our operations or by our customers for their operations could impair our business.
Our operations and the operations of our oil and gas producing customers typically require that we and our customers obtain and maintain a number of permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundments tanks, and construct and operate pipelines, handling facilities and recycling facilities. Many of these permits require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. As of June 30, 2021, we had permits for (i) 225 miles of pipelines, (ii) 48 produced water handling facilities and (iii) four recycling facilities that, in each case, have not been constructed. We may not be able to achieve commercial operations on any particular permitted site. A decision by a governmental agency to deny or delay the renewal of any of these permits or other approval, or to revoke or substantially modify an existing permit or other approval, could adversely affect our ability to initiate or complete construction of any of these pipelines or facilities and we can provide no assurance that we will complete these projects on schedule, or at all. Additionally, these permits were issued pursuant to existing laws and regulations that are subject to change, which could result in the imposition of more stringent requirements and impair our ability to initiate or complete the construction of these pipelines and facilities.
In addition, some of our customers’ drilling and completion activities in the U.S. may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers’ operations in certain areas of the U.S. may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.
Risks Related to this Offering and Our Class A Common Stock
We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.
We are a holding company and will have no material assets other than our equity interest in Solaris LLC. Please see “Corporate Reorganization.” We will have no independent means of generating revenue. To the extent Solaris LLC has available cash, we intend to cause Solaris LLC to make (i) generally pro rata advance distributions to Aris Inc. in an amount at least sufficient to allow us to pay our taxes, (ii) non-pro rata advance distributions to allow us to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (iii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Solaris LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of our credit facility, the indenture governing our notes or any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.
Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our Board and management and will significantly increase our costs and expenses. We will need to:
•	institute a more comprehensive compliance function;
•	comply with rules promulgated by the NYSE;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.
Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2022, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2026. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.
Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements if adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.
Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.
The following factors could affect our stock price:
•	quarterly variations in our financial and operating results;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our Class A common stock;
•	sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our stockholders;
•	general market conditions, including fluctuations in commodity prices;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own approximately 100.0% of our Class B common stock and a 67.0% interest in Solaris LLC (representing 67.0% of our combined economic interest and voting power) of which, (i) ConocoPhillips will own approximately 39.0% of our Class B common stock and an approximate 26.1% interest in Solaris LLC (representing approximately 26.1% of our combined economic interest and voting power) and (ii) Yorktown will own approximately 31.5% of our Class B common stock and an approximate 21.1% interest in Solaris LLC (representing approximately 21.1% of our combined economic interest and voting power).
Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our Board, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our Board or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.
In addition, we have agreed to enter into a director nomination agreement with affiliates of ConocoPhillips and Yorktown in connection with the closing of this offering. The director nomination agreement will provide such holders with the right, but not the obligation, to nominate directors for election to our Board as follows: (i) ConocoPhillips will have the right to nominate one nominee for election to our Board for so long as ConocoPhillips and its affiliates beneficially own at least 12.5% of the voting power of our common stock and such nominee will be a Class III director and (ii) Yorktown will have the right to nominate one nominee for election to our Board for so long as Yorktown and its affiliates beneficially own at least 12.5% of the voting power of our common stock and such nominee will be a Class I director. In addition, each of ConocoPhillips and Yorktown will be entitled to designate the successor for its respective Board designee whose Board service terminates prior to the end of the director’s term. The rights of each of ConocoPhillips and Yorktown will terminate on the date when such holder ceases to beneficially own at least 12.5% of the voting power of our common stock (or earlier upon written notice by such holder agreeing to terminate its rights under the agreement).
So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with controlling stockholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.
Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”
Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.
Our governing documents will provide that Yorktown and COG Operating LLC and their respective interests in other entities and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us.
In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:
•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and
•
provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue.
Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.
Our amended and restated certificate of incorporation will authorize our Board to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our Board elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:
•	dividing our Board into three classes of directors, with each class serving staggered three-year terms;
•
providing that all vacancies, including newly created directorships, shall, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•
permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•
permitting special meetings of our stockholders to be called only by our Board pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•
requiring the affirmative vote of the holders of at least 66-2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the Board to be acted upon at meetings of stockholders;
•
Requiring the approval of the affirmative vote of the holders of at least 66-2/3% of all then outstanding common stock entitled to vote thereon, voting together as a single class, to amend certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws; and

•	providing that the Board is expressly authorized to adopt, or to alter or repeal our bylaws.
In addition, we will be a Delaware corporation and governed by the DGCL. In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We intend to elect in our certificate of incorporation not to be subject to Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide the Designated Parties, their affiliates, and their respective successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of our Company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the Delaware General Corporation Law (the “DGCL”) confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice of forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Investors in this offering will experience immediate and substantial dilution of $8.12 per share.
Based on an initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $8.12 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2021 after giving effect to this offering would be $4.88 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”
We cannot assure you that we will pay any dividends on our Class A common stock. Our indebtedness could limit our ability to pay dividends on our Class A common stock.
Any payment of any future dividends will be at the discretion of our Board, which will be constituted upon completion of this offering and comprise a majority of independent directors. Our Board has not declared any dividends, and we do not expect to adopt a written dividend policy. Our Board may determine not to declare any cash dividends. Although our Board may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in our debt, there can be no assurance it will do so. In addition, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any indebtedness we or our subsidiaries incur, including the Restated Credit Agreement and the indenture that governs our notes. For more information about these restrictions, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. You should make any investment in our Class A common stock without reliance on payment of any future dividend.
Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may redeem their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have 20,297,500 outstanding shares of Class A common stock and 33,202,500 outstanding shares of Class B common stock. This includes 2,647,500 shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 35,850,000 shares of Class B common stock (or 33,202,500 shares of Class B common stock if the underwriters’ option to purchase additional shares is exercised in full), representing approximately 67.0% (or 62.0% if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 5,350,000 shares of our Class A common stock issued or reserved for issuance under our 2021 Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.
We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, all of our directors and executive officers and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
A portion of the proceeds from this offering will be used to make a distribution to the Existing Owners and will not be available to fund our operations.
As described in “Use of Proceeds,” Solaris LLC intends to use approximately $180.7 million of the proceeds from this offering to make a distribution to the Existing Owners. Consequently, such portion of the proceeds from this offering will not be available to fund our operations, capital expenditures or acquisition opportunities. See “Use of Proceeds.”
Aris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.
In connection with the closing of this offering, Aris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and deemed interest deductions arising from these payments. Aris Inc. will retain the remaining 15% of these cash savings.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are Aris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial over the life of the agreement. We could also be required to make a lump-sum payment as discussed in the next risk factor. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis that may result in cash tax savings to Aris, Inc. under the Tax Receivable Agreement, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any acquisition or redemption of Solaris LLC Units, the price of our Class A common stock at the time of each acquisition or redemption, the extent to which such acquisition or redemption is a taxable transaction, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement give rise to depreciable or amortizable tax basis.
The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year London Interbank Offered Rate (“LIBOR”) plus 200 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to utilize any accumulated net operating loss carryforwards in the manner described in the Tax Receivable Agreement) and (ii) any Solaris LLC Units (other than those held by Aris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. On a pro forma basis as of June 30, 2021, we estimate the liability associated with this lump-sum payment would be $176.3 million. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.
If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control.
Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.
If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) Aris Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders’ having a continued interest in us or Solaris LLC. Accordingly, the TRA Holders’ interests may conflict with those of the holders of our Class A common stock. Please read “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.
Under the rules applicable to U.S. federal income tax audits of entities such as limited liability companies that are taxed as partnerships (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. It is possible that these rules could result in Solaris LLC (or any of its applicable subsidiaries or other entities in which Solaris LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a member of Solaris LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in Solaris LLC (or any of its applicable subsidiaries or other entities in which Solaris LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.
Under certain circumstances, Solaris LLC or an entity in which Solaris LLC directly or indirectly invests may be eligible to make an election to cause members of Solaris LLC (or such other entity) to take into account the amount of any tax understatement, including any interest and penalties, in accordance with such member’s share in Solaris LLC in the year under audit. We will decide whether or not to cause Solaris LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which Solaris LLC directly or indirectly invests, such decision may be outside of our control. If Solaris LLC or an entity in which Solaris LLC directly or indirectly invests does not make this election, the then-current members of Solaris LLC (including Aris Inc.) could economically bear the burden of the understatement.
If Solaris LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Aris Inc. and Solaris LLC might be subject to potentially significant tax inefficiencies.
We intend to operate such that Solaris LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity like a limited liability company treated as a partnership for tax purposes and the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Solaris LLC units pursuant to certain transfers of Solaris LLC units could cause Solaris LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.
If Solaris LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Aris Inc. and Solaris LLC, including as a result of Aris Inc.’s inability to file a consolidated U.S. federal income tax return with Solaris LLC.
Aris Inc. depends on distributions from Solaris LLC to pay any dividends, if declared, taxes and other expenses.
Aris Inc. is a holding company and its only business is to act as the managing member of Solaris LLC. Aris Inc. does not have any independent means of generating revenue. We anticipate that Solaris LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax, except as otherwise described above regarding partnership audit rules. Instead, taxable income will be allocated to the members of Solaris LLC. Accordingly, Aris Inc. will be required to pay income taxes on its allocable share of any net taxable income of Solaris LLC. Subject to funds being available for distribution, we intend to cause Solaris LLC to make tax distributions to Aris Inc. in an amount intended to enable Aris Inc. to pay certain applicable taxes. In addition, Solaris LLC will reimburse Aris Inc. for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Aris Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members. To the extent that Aris Inc. needs funds, and Solaris LLC is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect Aris Inc.’s ability to pay dividends and taxes and other expenses and affect our liquidity and financial condition.
The IRS might challenge the tax basis step-ups and other tax benefits we received in connection with our IPO and the related transactions and in connection with future acquisitions of Solaris LLC units.
Solaris LLC units held directly by the members of Solaris LLC other than Aris Inc., including members of our senior leadership team, may in the future be exchanged for shares of our Class A common stock or, at our election, cash. Similar to our initial purchase of Solaris LLC units, those exchanges may also result in increases in the tax basis of the assets of Solaris LLC that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) Aris Inc.’s depreciation and amortization and, together with other tax benefits, reduce the amount of tax that Aris Inc. would otherwise be required to pay, although it is possible that the IRS might challenge all or part of that tax basis increases or other tax benefits, and a court might sustain such a challenge. Aris Inc.’s ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income.
In certain circumstances, Solaris LLC will be required to make distributions to us and the other members of Solaris LLC, and the distributions that Solaris LLC will be required to make may be substantial.
Solaris LLC is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including Aris Inc. Pursuant to the Solaris LLC operating agreement and subject to funds being available for distribution, Solaris LLC will make tax distributions to Aris Inc. to help Aris Inc. pay taxes on its allocable share of Solaris LLC's net taxable income. If an advance is made to Aris Inc. to enable it to pay certain applicable taxes, Aris Inc. will use commercially reasonable efforts to cause Solaris LLC to make advance distributions to each of the members of Solaris LLC. The advance distributions, if any, made to the members of Solaris LLC generally will be pro rata based on each member's ownership of Solaris LLC units, calculated based on the amount distributed to Aris Inc.
Funds used by Solaris LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Solaris LLC will be required to make may be substantial, and may significantly exceed (as a percentage of Solaris LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated based on the anticipated tax liability of Aris Inc. at the time of each distribution, these payments may significantly exceed the actual tax liability for many of the members of Solaris LLC (including Aris Inc.).
We may receive distributions significantly in excess of our tax liabilities. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.
We may be required to fund withholding tax upon certain exchanges of Solaris LLC Units into shares of Class A common stock by non-U.S. holders.
In the event of a transfer by a non-U.S. transferor of an interest in an entity like a limited liability company treated as a partnership for tax purposes and that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Solaris LLC Units may include non-U.S. holders. The members holding Solaris LLC Units generally will be entitled to exchange such Solaris LLC Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. To the extent withholding is required and we elect to deliver shares of Class A common stock (rather than cash), we may not have sufficient cash to satisfy such withholding obligation, and, we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
General Risk Factors
We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.
Our future results may be impacted by uncertainty caused by a worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments. Additionally, credit market conditions may change, slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense to us.
The current global economic environment may adversely impact our ability to issue debt. Any economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. Due to the above-listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.
The risk of terrorism and political unrest in various energy producing regions may adversely affect the economy and the price and availability of oil and natural gas.
The occurrence or threat of terrorist attacks in any of the major energy producing regions of the world or elsewhere, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries, including continued hostilities in the Middle East, may adversely affect the U.S. and global economies and could result in disruptions in the supply of crude oil and natural gas. Such disruptions could have a material impact on both availability and price of oil and natural gas and could prevent us from meeting our financial and other obligations. Additionally, destructive forms of protest and opposition by extremists and other disruptions, including acts of sabotage or eco-terrorism, against oil and natural gas development and production activities could potentially result in personal injury to persons, damages to property, natural resources or the environment, or lead to extended interruptions of our or our customers’ operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.
We are subject to cybersecurity attacks on any of our facilities or those of third parties. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.
The oil and gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our financial results could also be adversely affected if an employee causes our systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our systems. In addition, dependence upon automated systems may further increase the risk related to operational system flaws, and employee tampering or manipulation of those systems will result in losses that are difficult to detect. Our systems for protecting against cybersecurity risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyber attacks may not be sufficient to cover all the losses we may experience as a result of such cyber attacks.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “guidance,” “preliminary,” “project,” “estimate,” “expect,” “continue,” “intend,” “plan,” “believe,” “forecast,” “future,” “potential,” “may,” “possible,” “could” and variations of such words or similar expressions.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:
•
the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic, which has caused reduced demand for oil and natural gas, economic slowdowns, governmental actions, stay-at-home orders, and interruptions to our operations or our exploration and production (“E&P”) customers’ operations;

•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

•	the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;
•
the level of capital spending and development by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and dramatically reduced demand;

•
the impact of current and future laws, rulings and federal and state governmental regulations, including those related to hydraulic fracturing, accessing water, handling of produced water, carbon pricing, taxation or emissions, drilling and right-of-way access on federal lands and various other matters;

•	the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;
•	our reliance on a limited number of customers and a particular region for substantially all of our revenues;
•	our ability to successfully implement our business plan;
•	regional impacts to our business, including our infrastructure assets within the Delaware Basin and Midland Basin formations of the Permian Basin;
•	our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;
•	our ability to renew or replace expiring contracts on acceptable terms;
•	our ability to comply with covenants contained in our debt instruments;
•	changes in general economic conditions and commodity prices;
•	our customers’ ability to complete and produce new wells;
•	risks related to acquisitions and organic growth projects, including our ability to realize their expected benefits;
•
capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a slowdown or delay in the demand for our services;

•	our ability to retain key management and employees and to hire and retain skilled labor;
•	our health, safety and environmental performance;
•	the impact of competition on our operations;
•	the degree to which our E&P customers may elect to operate their water-management services in-house rather than outsource these services to companies like us;
•	delays or restrictions in obtaining, utilizing or maintaining permits by us or our customers;
•	constraints in supply or availability of equipment used in our business;
•	advances in technologies or practices that reduce the amount of water used or produced in the oil and gas production process, thereby reducing demand for our services;
•	changes in global political or economic conditions, generally, and in the markets we serve;
•	physical, electronic and cybersecurity breaches;
•	accidents, weather, seasonality or other events affecting our business;
•	changes in tax laws, regulations or policies;
•	the effects of litigation; and
•	plans, objectives, expectations and intentions contained in this report that are not historical.
Many of the factors that will determine our future results are beyond the ability of management to control or predict. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement.
Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The unprecedented nature of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of the foregoing events or factors.
In addition, statements that “we believe” or “we estimate” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us and assumptions made by us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS
We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us, will be approximately $213.8 million.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets.
We intend to contribute approximately $213.8 million of the net proceeds from this offering in exchange for newly issued Solaris LLC Units from Solaris LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
Following such contribution, we intend to cause Solaris LLC to distribute approximately $180.7 million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. Solaris LLC will retain the remaining $33.1 million of the net proceeds. As of the date of this prospectus, we have no specific plan for these remaining net proceeds received by us. However, we intend to cause Solaris LLC to use the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.
The following table shows the application of the expected proceeds from this offering (in millions):
Distributions to Existing Owners	$180.7
Underwriting discounts and commissions	13.8
Offering expenses	1.9
Retained proceeds	33.1
Total gross proceeds	$229.5
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY
Depending on factors deemed relevant by our Board, following completion of this offering, our Board may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in our debt (as further discussed herein). The payment of any future dividends will be at the discretion of our Board, which will be constituted upon completion of this offering and comprise a majority of independent directors, from time to time. Our Board has not declared any dividends, and we do not expect to adopt a written dividend policy. Our Board may determine not to declare any cash dividends. Please read “Risk Factors—We cannot assure you that we will pay any dividends on our Class A common stock. Our indebtedness could limit our ability to pay dividends on our Class A common stock.” To the extent we pay any cash dividends on our Class A common stock, under the terms of our organizational documents, Solaris LLC will pay an equivalent cash distribution on the Solaris LLC Units, and each share of Class A common stock and each Solaris LLC Unit will receive the same cash amount.
Our ability to pay any dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Our Restated Credit Agreement generally permits Solaris LLC to pay distributions to us if (i) such distributions are funded using only Available Cash (as defined in the Restated Credit Agreement), (ii) Solaris LLC's leverage ratio (calculated pursuant to the terms of the Restated Credit Agreement) is less than or equal to 3.75 to 1.00 on a pro forma basis and (iii) Solaris LLC has liquidity in excess of 15% of the existing commitments under the Restated Credit Agreement. If no loans are outstanding under our Restated Credit Agreement before or after such distribution, the leverage ratio specified in clause (ii) is increased to 4.00 to 1.00 and clause (iii) does not apply. After giving effect to this offering and the use of proceeds therefrom, Solaris LLC would satisfy such requirements under the Restated Credit Agreement.
The indenture that governs our notes generally permits Solaris LLC to pay distributions to us if Solaris LLC's Consolidated Leverage Ratio (as defined in such indenture) is less than or equal to 3.50 to 1.00 on a pro forma basis after giving effect to such distribution. In addition, as long as Solaris LLC's Fixed Charge Coverage Ratio (as defined in the indenture) for the prior four fiscal quarters is not less than 2.00 to 1.00, the indenture permits Solaris LLC to make distributions to us so long as such distribution, together with other distributions, does not exceed a basket amount determined by adding (i) 50% of Solaris LLC's Consolidated Net Income (as defined in the indenture) taken as one period from January 1, 2021 to the most recently completed fiscal quarter, plus (ii) cash contributions to the equity of Solaris LLC and the fair market value of property acquired with Solaris LLC's equity interests or contributed to its common equity capital, plus (iii) certain other others items, which basket amount is reduced by distributions made pursuant to the Consolidated Leverage Ratio test described in the immediately prior sentence. Solaris LLC also has the ability under the indenture to make distributions in an amount not in excess of $15.0 million since the date of the indenture. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements.”
Following the Reorganization and this offering, Aris Inc. will be a holding company and its sole asset will be ownership of the Solaris LLC Units, of which it will be the managing member. Subject to funds being legally available, we intend to cause Solaris LLC to make (i) generally pro rata advance distributions to Aris Inc. in an amount at least sufficient to allow us to pay our taxes, and (ii) non-pro rata advance distributions to allow us to make payments under the Tax Receivable Agreement and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions, and (iii) non-pro rata payments to Aris Inc. to reimburse it for corporate and other overhead expenses. If an advance is made to Aris Inc. to enable it to pay certain applicable taxes, Aris Inc. will use commercially reasonable efforts to cause Solaris LLC to make advance distributions to each of the members of Solaris LLC. The advance distributions, if any, made to the members of Solaris LLC generally will be pro rata based on each member's ownership of Solaris LLC units, calculated based on the amount distributed to Aris Inc. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Aris Inc. will receive a portion of its tax distribution (such portion determined based on the tax rate applicable to Aris Inc. rather than the assumed tax rate on which tax distributions are generally based) before the other members receive any distribution and the balance, if any, of funds available for tax distributions will be distributed to the other members. Holders of our Class B common stock will not be entitled to dividends distributed by Aris Inc. but will share in the distributions made by Solaris LLC on a pro rata basis.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
•	on an actual basis; and
•
on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $13.00 per share and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2021
(Dollars in thousands, except par values)	Actual	As Adjusted
Cash and cash equivalents	$31,123	$60,994(1)
Long-term debt:
Credit Facility	$—	$—
7.625% Senior Sustainability-Linked Notes	400,000	$400,000
Unamortized deferred financing costs	(8,885)	(8,885)
Total long-term debt	$391,115	$391,115
Members’/Stockholders’ equity:
Members’ equity	$641,317	$—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 600,000,000 shares authorized, 17,650,000 shares issued and outstanding (As Adjusted)	—	177
Class B common stock, no par value; no shares authorized, issued or outstanding (Actual); 180,000,000 shares authorized, 35,850,000 shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	166,567
Total members’/stockholders’ equity	$641,317	$166,744
Non-controlling interest	—	449,696
Total capitalization	$1,032,432	$1,007,555
(1)	Includes the effect of an expected payment of a transaction bonus of $3.25 million to officers and other employees in connection with this offering to be paid out of cash on hand.
The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our 2021 Plan, which we plan to adopt in connection with this offering.

DILUTION
Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2021 was approximately $285.5 million, or $5.34 per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock on a one-for-one basis). After giving effect to the transactions described under “Corporate Reorganization” and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2021 would have been approximately $260.6 million, or $4.88 per share. This represents an immediate decrease in the net tangible book value of $0.46 per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $8.12 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):
Initial public offering price per share		$13.00
Pro forma net tangible book value per share as of June 30, 2021 (after giving effect to our corporate reorganization)	$5.34
Decrease per share attributable to new investors in this offering	(0.46)
As adjusted pro forma net tangible book value per share after giving further effect to this offering		4.88
Dilution in pro forma net tangible book value per share to new investors in this offering		$8.12
The following table summarizes, on an adjusted pro forma basis as of June 30, 2021, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $13.00, calculated before deduction of underwriting discounts and commissions.
	Shares Acquired(1)		Total Consideration(2)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Owners	35,850	67.0%	$623,334	73.1%	$17.39
New investors in this offering	17,650	33.0%	229,450	26.9%	$13.00
Total	53,500	100.0%	$852,784	100.0%	$15.94
(1)
If the underwriters exercise their option to purchase additional shares in full, our Existing Owners would own approximately 62.1% and our new investors in this offering would own approximately 37.9% of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $263,868 (or 29.7%).
The data in the table excludes 5,350,000 shares of Class A common stock initially reserved for issuance under our 2021 Plan, including the 826,923 restricted stock units or other awards that may be granted to certain employees and non-employee directors after the closing of this offering, the terms of which have not been decided.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with the financial statements and related notes included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our historical financial statements. This discussion includes forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements, except as required by law.
Our Predecessor and Aris Inc.
Aris Inc. was formed in May 2021 and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC. Solaris LLC was formed in November 2015. Following this offering and the transactions related thereto, Aris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Aris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.
Business Overview
We are a leading, growth-oriented environmental infrastructure and solutions company that directly helps our customers reduce their water and carbon footprints. We deliver full-cycle water handling and recycling solutions that increase the sustainability of energy company operations. Our integrated pipelines and related infrastructure create long-term value by delivering high-capacity, comprehensive produced water management, recycling and supply solutions to operators in the core areas of the Permian Basin.
How We Generate Revenue
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions. Our Produced Water Handling revenues are driven by the volumes of produced water we gather from our customers, and our Water Solutions revenues are driven by the quantities of recycled produced water and groundwater delivered to our customers to support their well completion operations. Under our contracts with our customers, we receive a fixed fee per barrel of produced water received from our customers, which water is either handled or recycled, and a fixed fee per barrel of recycled water or groundwater sold to our customers. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately 17% and 21% of our Produced Water Handling revenues were attributable to minimum volume commitments and 75% and 71% were attributable to acreage dedications, respectively. We also earned approximately 8% and 8% of our Produced Water Handling revenues during the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, from spot volumes from which we earn additional revenue to the extent we have excess capacity and our customers request offtake capacity.
Costs of Conducting Our Business
Operating Expenses
We incur operating costs primarily as a function of the number of barrels of water received, handled and treated. The major categories of operating costs are landowner royalties, power expenses for handling and treatment facilities, direct labor, chemicals for water treatment, water filtration expenses and repair and maintenance of facilities. We seek to minimize, to the extent appropriate for safe and reliable operations, expenses directly tied to operating and maintaining our assets.
General and Administrative Expenses
General and administrative expenses are costs incurred for overhead, including payroll and benefits for our corporate staff, costs of maintaining our offices, costs of managing our permitting operations, IT expenses, audit and other fees for professional services.

Public Company Costs
We expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering. We also expect to incur additional recurring expenses as a publicly traded corporation, including costs associated with compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.
How We Evaluate Our Results of Operations
We use a variety of financial and operational metrics to evaluate our performance. These metrics help us identify factors and trends that impact our operating results, cash flows and financial condition. The key metrics we use to evaluate our business are provided below.
Produced Water Handling Volumes
We continually seek to bring additional produced water volumes onto our system to maintain or increase throughput on our systems. These volumes are a primary revenue driver and serve as a water source for our Water Solutions business. Changes in produced water handling throughput are driven primarily by the level of production and pace of completions activity on our contracted acreage. We define Produced Water Handling Volumes as all produced water barrels received from customers and any barrels that are deficient under minimum volume commitment agreements.
Water Solutions Barrels Sold and Transferred
Our recycled water and groundwater sales are primarily driven by our customers’ completion activities. We continually seek to gain market share and expand our customer base for recycled water and groundwater sales in the Permian Basin. Our access to abundant produced water volumes and the scale of our systems allows us to distribute recycled water for our customers’ completion activities in an efficient, cost effective, and environmentally conscious manner. We define Water Solutions Barrels Sold and Transferred as the total of all recycled water and groundwater barrels sold plus groundwater barrels transferred on behalf of third parties.
Revenue
We analyze our revenue and assess our performance by comparing actual revenue to our internal projections and across periods. We examine revenue per barrel of water handled or sold to evaluate pricing trends and customer mix impacts. We also assess incremental changes in revenue compared to incremental changes in direct operating costs and selling, general and administrative expenses to identify potential areas for improvement and to determine whether our performance is meeting our expectations.
We generate revenue by providing fee-based services related to produced water handling and water solutions.
The services related to produced water are fee-based arrangements which are based on the volume of water that flows through our systems and facilities. Revenues from produced water handling consist primarily of per barrel fees charged to our customers for the use of our transportation and water handling services. For our produced water handling contracts, revenue is recognized over time utilizing the output method based on the volume of produced water accepted from the customer.
The sale of recycled produced water and groundwater are priced based on negotiated rates with our customers. For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time when control of the product is transferred to the customer.
Adjusted EBITDA
We use Adjusted EBITDA as a performance measure to assess the ability of our assets to generate sufficient cash to pay interest costs, support indebtedness and return capital to equity holders. Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) plus: interest expense; income taxes; depreciation, amortization and accretion expense; asset impairment and abandoned project charges; losses on the sale of assets; loss on debt modification; and non-recurring or unusual expenses or charges (including temporary power costs), less any gains on sale of assets. Please read “Prospectus Summary—Non-GAAP Financial Measures” for more information regarding this financial measure, including a reconciliation to its most directly comparable GAAP measure.

Adjusted Operating Margin and Adjusted Operating Margin per Barrel
Our Adjusted Operating Margin and Adjusted Operating Margin per Barrel are dependent upon the volume of produced water we gather and handle, the volume of recycled water and groundwater we sell and transfer, the fees we charge for such services, and the recurring operating expenses we incur to perform such services. We define Adjusted Operating Margin as Gross Margin plus depreciation, amortization and accretion and temporary power costs. We define Adjusted Operating Margin per Barrel as Adjusted Operating Margin divided by total volumes handled, sold or transferred. Adjusted Operating Margin and Adjusted Operating Margin per Barrel are non-GAAP financial measures. Please read “Prospectus Summary—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.
Temporary Power Costs
In the past, we constructed assets in advance of permanent grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. We estimate that the incremental impact of these temporary power expenses was $4.3 million and $9.1 million for the six months ended June 30, 2021 and 2020, respectively, and $15.0 million and $15.6 million for the years ended December 31, 2020 and 2019, respectively. These estimates are calculated by taking temporary power and temporary rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first half of 2021, and accordingly, we made significant progress in reducing these expenses. Temporary power costs represented approximately 4% of revenues for the six months ended June 30, 2021 compared to 11% of revenues for the six months ended June 30, 2020 and 8.7% of revenues for the year ended December 31, 2020 compared to 13.1% of revenues for the year ended December 31, 2019.
Our temporary power expenses have been substantially eliminated as of the end of the second quarter of 2021. Our large customer base now provides us with the lead time to request power loads earlier in the permitting stage of facility construction. Also, in 2020 and in the first half of 2021, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent grid power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to accurately assess long-term profitability and cash flow on a basis consistent with our expected long-term projections.
Adjusted Operating Margin
We seek to maximize our Adjusted Operating Margin in part by minimizing, to the extent appropriate, expenses directly tied to operating our assets. Landowner royalties, utilities, direct labor costs, chemical costs, repair and maintenance costs, and contract services comprise the most significant portion of our expenses. Our operating expenses are largely variable and as such, generally fluctuate in direct correlation with throughput volumes.
Our Adjusted Operating Margin is incrementally benefited from increased Water Solutions recycling sales. When produced water is recycled, we recognize cost savings from reduced landowner royalties, reduced pumping costs, lower chemical treatment and filtration costs, and reduced power consumption. In 2021, we anticipate a significant increase in recycled produced water sales and the percentage of total produced water volumes that are recycled. As a result, we expect continuing margin improvement associated with recycling activity. Additionally, we expect to realize improved Adjusted Operating Margins from increased system utilization which spreads our fixed costs across a larger revenue base.
(Dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$85,810	$69,031	$141,659	$81,418
Water Solutions	16,963	15,061	29,813	37,375
Total revenues	102,773	84,092	171,472	118,793
Cost of revenue:
Direct operating costs	43,206	49,433	95,431	71,973
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Total cost of revenue	73,378	69,211	139,458	91,643

(Dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Operating expenses:
General and administrative	10,012	8,648	18,663	15,299
(Gain) loss on disposal of asset, net	217	67	133	(5,100)
Transaction costs	77	3,099	3,389	1,010
Abandoned projects	1,356	1,133	2,125	2,444
Total operating expenses	11,662	12,947	24,310	13,653
Operating income	17,733	1,934	7,704	13,497
Other expense:
Other expense	380	—	—	176
Interest expense, net	9,975	3,265	7,674	260
Total other expense	10,355	3,265	7,674	436
Income (loss) before taxes	7,378	(1,331)	30	13,061
Income tax expense	2	6	23	1
Net income (loss)	$7,376	$(1,337)	$7	$13,060
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data(1)
Pro forma net income (loss)(2)	$6,803		$5
Pro forma non-controlling interest(3)	4,956		(2,901)
Pro forma net income (loss) attributable to common stockholders(2)	1,868		(1,429)
Pro forma net income (loss) per share attributable to common stockholders(4)
Basic and Diluted	$0.11		$(0.08)
Pro forma weighted average shares outstanding
Basic and Diluted	17,650		17,650
Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,123	$14,986	$24,932	$7,083
Accounts receivable, net	25,928	22,893	22,457	33,523
Accounts receivable from affiliates	18,346	12,086	10,642	15,837
Total current assets	80,824	52,950	66,068	60,763
Total property, plant and equipment, net	649,980	596,074	618,188	481,790
Total assets	$1,088,762	1,033,165	1,057,805	838,234
Total current liabilities	49,366	53,679	45,789	69,166
Long-term debt, net	391,115	280,000	297,000	220,000
Total liabilities	447,445	339,418	349,512	292,726
Total mezzanine equity	—	72,391	74,378	—
Total members’ equity	641,317	621,356	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	30,690	$40,911	$67,771	$4,149
Investing activities	(42,353)	(92,581)	(139,589)	(228,368)
Financing activities	17,854	59,572	89,667	223,959

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated:
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Non-GAAP Measures
Net income (loss)	$7,376	$(1,337)	$7	$13,060
Interest expense, net	9,975	3,265	7,674	260
Income tax expense	2	6	23	1
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Abandoned projects	1,356	1,133	2,125	2,444
Temporary power costs(5)	4,253	9,121	14,979	15,611
(Gain) loss on sale of assets, net(6)	217	67	—	(5,173)
Settled litigation(7)	—	597	1,482	316
Transaction costs(8)	77	3,099	3,389	1,010
Other(9)	601	190	190	—
Adjusted EBITDA	$54,029	$35,919	$73,896	$47,199

Gross margin	$29,395	$14,881	$32,014	$27,150
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Temporary power costs(5)	4,253	9,121	14,979	15,611
Adjusted Operating Margin	$63,820	$43,780	$91,020	$62,431
(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)
Pro forma net loss reflects a pro forma income tax expense of $0.6 million and $2 thousand, respectively, for the six months ended June 30, 2021 and the year ended December 31, 2020, associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Aris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris, LLC Units by each of the Existing Owners.
(4)
Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the six months ended June 30, 2021 and the year ended December 31, 2020 does not take into account any time-based restricted stock unit awards that may be granted after the closing of this offering since the terms of any such awards have not been determined.

(5)
In the past, we constructed assets in advance of grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. Temporary power costs are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021 and we made significant progress in reducing these expenses. Our temporary power expenses have been substantially eliminated as of the end of the second quarter of 2021.

(6)	Includes gains and losses on sale of assets.
(7)	Litigation is primarily related to a dispute regarding rights-of-way that we successfully settled in arbitration. Amount represents legal expenses solely related to this dispute.
(8)
Represents certain transaction expenses primarily related to certain advisory and legal expenses associated with a recapitalization process that was terminated in first quarter 2020 and the Concho Acquisitions (as defined herein).

(9)	Represents severance charge and loss on debt modification.

(Dollars in thousands, except per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Operating Metrics:
Produced Water Handling Volumes (kbwpd)	684	562	570	343
Recycled Produced Water Volumes Sold (kbwpd)	88	29	44	20
Groundwater Volumes Sold (kbwpd)	51	65	61	77
Groundwater Volumes Transferred (kbwpd)	43	11	11	49
Total Water Solutions Volumes (kbwpd)	182	105	116	146
Total Volumes (kbwpd)	866	667	686	489

Recycled Produced Water Volumes Sold (kbwpd)	88	29	44	20
Groundwater Volumes Sold (kbwpd)	51	65	61	77
Total Water Solutions Volumes Sold (kbwpd)	139	94	105	97

Produced Water Handling Revenue per Barrel	$0.69	$0.67	$0.68	$0.65
Water Solutions Revenue per Barrel	$0.51	$0.79	$0.70	$0.70
Revenue per Barrel of Total Volumes Handled, Sold or Transferred	$0.66	$0.69	$0.68	$0.67
Temporary Power Costs	$4,253	$9,121	$14,979	$15,611
Adjusted Operating Margin(1)	$63,820	$43,780	$91,020	$62,431
Total Volumes (mmbw)	157	120	251	178
Adjusted Operating Margin per Barrel(1)	$0.41	$0.36	$0.36	$0.35
(1)
Adjusted Operating Margin and Adjusted Operating Margin per Barrel are non-GAAP financial measures. Please read “Prospectus Summary—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

General Trends and Outlook
COVID-19 Pandemic
In March 2020, the World Health Organization categorized the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic has led to significant economic disruption globally, including in the areas of the United States in which we operate. Governmental authorities took actions to limit the spread of COVID-19 through travel restrictions and stay-at-home orders, which caused many businesses to adjust, reduce or suspend activities. Concerns about global economic growth, as well as uncertainty regarding the timing, pace and extent of an economic recovery in the United States and abroad, have had a significant adverse impact on commodity prices and financial markets. COVID-19 cases in the United States have decreased from their highest levels and vaccines are being distributed, but additional uncertainty remains regarding the timing, pace and extent of an economic recovery in the United States.
Beginning in March 2020, we took action to protect the health and safety of our workers, while continuing to operate, and to maintain the safety and integrity of, our assets. Where possible, our employees have worked remotely to support our business. Where continuous remote work was not possible, we implemented strategies to reduce the likelihood of spreading the disease. In compliance with Center for Disease Control guidance, these strategies include requiring sick employees to stay home, implementing policies and practices for social distancing and wearing cloth face coverings, educating employees about steps they can take to protect themselves at work and at home, performing enhanced cleaning and disinfecting, limiting non-essential travel, and minimizing meetings and gatherings. In December 2020, we began to return some of those employees to the workplace who had been working remotely. As part of our return to work protocols, we implemented the same strategies described above to reduce the likelihood of spreading the disease. Our corporate employees generally returned to the office on a full-time basis beginning on June 1, 2021. We will continue to monitor workplace conditions and prioritize safety.

COVID-19 contributed to a significant downturn in oil and gas commodity prices and we experienced a corresponding drop in activity levels from our customers in the Permian Basin in 2020. We took action to reduce operating and general and administrative expenses while maintaining safe and reliable performance of our systems. We anticipate that these cost improvements are sustainable and will continue to benefit us in the future. We also expect a significant recovery in operator activity levels as the impact of COVID-19 diminishes and commodity prices continue to recover. However, we are unable to predict the future impact of COVID-19, and it is possible that such impact could be negative. For more information on the risks relating to COVID-19, please read “Risk Factors—Risks Related to our Business—Our business depends on capital spending by the oil and gas industry in the Permian Basin and reductions in capital spending as a result of the spread of COVID-19 or otherwise could have a material adverse effect on our liquidity, results of operations and financial condition.”
Market Dynamics
During the six months ended June 30, 2021, the average WTI spot price was $62.21 which rebounded from $39.16 for the year ended December 31, 2020. Low crude oil prices in 2020 along with oil pricing volatility driven by market dislocation, has been driven largely by decreased demand due to the COVID-19 pandemic, as well as increased utilization of existing storage capacity, which has resulted in many of our E&P customers being forced to shut-in production for some time period during 2020. Much of this shut-in production has since come back online. The spot price of WTI crude oil has continued to increase to $67.44 per barrel as of August 16, 2021. We believe that the activity levels of our customers will increase if commodity prices stabilize or improve along with macroeconomic indicators continuing to recover in the second half of 2021.
We believe there are several industry trends that continue to provide meaningful support for future growth. Our key customers are allocating significant capital to the Delaware Basin and our dedicated acreage. Operators continue to increase horizontal lateral lengths which corresponds to increased water sourcing and produced water handling intensity. The continued trend towards multi-well pad development, executed within a limited time frame, has increased overall operator efficiency and the use of lower-cost in-basin sand has also driven improved economics for our customers.
This multi-well pad development, combined with recent upstream acreage consolidation and the continuing trends towards reuse applications of produced water, particularly in the areas of the Permian Basin where we operate, provides us with significant opportunities for both our Produced Water Handling and Water Solutions businesses.
Factors Affecting the Comparability of Our Results of Operations
Concho Acquisitions
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho, which was acquired by ConocoPhillips in January 2021 (the “Lea County Acquisition”). The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity. We processed 119,000 barrels per day of produced water volumes associated with the Lea County Acquisition for the six months ended June 30, 2021. On July 30, 2019, we acquired certain produced water transportation and handling assets in Eddy County, New Mexico and Reeves and Culberson Counties, Texas from a wholly owned subsidiary of Concho (the “Eddy County Acquisition” and, together with the Lea County Acquisition, the “Concho Acquisitions”). The net purchase consideration was $330.6 million, which comprised of $55.4 million of cash and $275.2 million of common equity. We received total produced water barrels associated with the Concho Eddy County acquisition from August 1, 2019 through December 31, 2019 of approximately 17.1 million barrels and from January 1, 2020 through December 31, 2020 of approximately 58.2 million barrels.
February 2021 Weather Impact
In February 2021, Texas and New Mexico experienced record-setting cold temperatures from Winter Storm Uri. These cold temperatures required our customers to significantly curtail their production and completion activities which, in turn, negatively impacted our produced water handling and water solutions volumes. In addition to the Produced Water Handling volume reductions, we also experienced elevated prices for field gas generated power for the month of February 2021. Water Solutions volumes were also negatively impacted in February and March 2021 as the cold weather delayed completion schedules and pushed forecasted producer activity into the second quarter.

Results of Operations
Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020
	Six Months Ended June 30,		Amount of Increase (Decrease)	Percentage Change
(Dollars in thousands)	2021	2020
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$85,810	$69,031	$16,779	24.3%
Water Solutions	16,963	15,061	1,902	12.6%
Total revenues	102,773	84,092	18,681	22.2%
Cost of revenue:
Direct operating costs	43,206	49,433	(6,227)	(12.6%)
Depreciation, amortization and accretion	30,172	19,778	10,394	52.6%
Total cost of revenue	73,378	69,211	4,167	6.0%
Operating costs and expenses:
General and administrative	10,012	8,648	1,364	15.8%
Loss on disposal of asset, net	217	67	150	223.9%
Transaction costs	77	3,099	(3,022)	(97.5%)
Abandoned projects	1,356	1,133	233	19.7%
Total operating expenses	11,662	12,947	(1,285)	(9.9%)
Operating income	17,733	1,934	15,799	816.9%
Other expense:
Other expense	380	—	380
Interest expense, net	9,975	3,265	6,710	205.5%
Total other expense	10,355	3,265	7,090	217.2%
Income (loss) before taxes	7,378	(1,331)	8,709	654.3%
Income tax expense	2	6	(4)	(66.7%)
Net income (loss)	$7,376	$(1,337)	$8,713	651.7%
Produced Water Handling revenue. For the six months ended June 30, 2021, revenues from Produced Water Handling were $85.8 million compared to $69.0 million for the six months ended June 30, 2020, an increase of $16.8 million, or 24%. The revenue increase was primarily driven by a full six-month period impact of the Lea County Acquisition and increased activity from our contracted customers. For the six months ended June 30, 2021, Produced Water Handling Revenue per Barrel was $0.69 compared to $0.67 for the six months ended June 30, 2020.
Water Solutions revenue. For the six months ended June 30, 2021, revenue from Water Solutions was $17.0 million compared to $15.1 million for the six months ended June 30, 2020, an increase of $1.9 million, or 13%. The increase in Water Solutions revenue was driven primarily by increased sales volumes of recycled produced water. For the six months ended June 30, 2021, Water Solutions Revenue per Barrel was $0.51 as compared to $0.79 for the six months ended June 30, 2020. Water Solutions Revenue per Barrel decreased primarily due to the impact of a greater proportion of recycled produced water volumes sold versus groundwater sales volumes. Groundwater is typically sold to producers at a price significantly above that of recycled produced water; however, recycled produced water sales improve our overall margins as we are able to recognize significant cost savings from avoided produced water handling costs. While Water Solutions Revenue per Barrel decreased, we recognized margin improvement primarily due to increased Recycled Produced Water Volumes Sold as shown in our Adjusted Operating Margin and Adjusted Operating Margin per Barrel.
Direct operating costs. For the six months ended June 30, 2021, direct operating costs were $43.2 million compared to $49.4 million for the six months ended June 30, 2020, a decrease of $6.2 million, or 13%. The decrease in direct operating costs is primarily due to reduced temporary power generation and environmental remediation expenses. As a result, for the six months ended June 30, 2021, direct operating costs was $0.28 per barrel for the six months ended June 30, 2021 compared to $0.41 per barrel for the six months ended June 30, 2020.
Estimated incremental impacts of temporary power expenses was $4.3 million and $9.1 million for the six months ended June 30, 2021 and 2020, respectively. Please read “—How We Evaluate Our Results of Operations—Temporary Power Costs” for additional information.
Depreciation, amortization and accretion expenses. For the six months ended June 30, 2021, depreciation, amortization and accretion expenses were $30.2 million compared to $19.8 million for the six months ended June 30, 2020, an increase of $10.4 million, or 53%. Depreciation, amortization and accretion expenses increased primarily due to the amortization of customer contracts related to the Lea County Acquisition, incremental assets from the Lea County Acquisition, and continued asset construction.
General and administrative expenses. For the six months ended June 30, 2021, general and administrative expenses were $10.0 million compared to $8.6 million for the six months ended June 30, 2020, an increase of $1.4 million, or 16%. General and administrative expenses increased primarily due to increased compensation and benefits expenses, travel, and insurance costs corresponding with a larger asset footprint.
Transaction costs. For the six months ended June 30, 2021, transaction costs were $0.1 million compared to $3.1 million for the six months ended June 30, 2020, a decrease of $3.0 million, or 98%. Transaction costs decreased primarily due to non-recurrence of advisory and legal expenses associated with the Lea County Acquisition and non-recurrence of advisory and legal expenses associated with an uncompleted transaction that was terminated in first quarter 2020.
Abandoned projects. For the six months ended June 30, 2021, abandoned projects charges were $1.4 million compared to $1.1 million for the six months ended June 30, 2020, an increase of $0.3 million, or 20%. Abandoned projects charges increased primarily due to increased expirations of legacy permits and rights-of-way that were not ultimately constructed. On a quarterly basis, we review the status of projects to ensure our commitment and ability to complete the project as planned. If we identity a project where completion is no longer probable, we recognize a charge to earnings for the amount of the total costs incurred for that project.
Interest expense. For the six months ended June 30, 2021, interest expense was $10.0 million on average debt outstanding of $348.8 million and for an annual average interest rate of 5.70%. For the six months ended June 30, 2020, interest expense was $3.3 million on average debt outstanding of $257.2 million and average interest rate of 4.01%. Interest expense increased $6.7 million. The increase is primarily due to the issuance of our $400.0 million aggregate principal amount of our 7.625% Senior Sustainability-Linked Notes on April 1, 2021. Total interest cost capitalized during the six months ended June 30, 2021 and June 30, 2020 were $1.2 million and $2.3 million, respectively. See “—Liquidity and Capital Resources—Cash Flow Provided by Financing Activities.”
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
	Year Ended December 31,		Amount of Increase (Decrease)	Percentage Change
(Dollars in thousands)	2020	2019
Statement of Operations Data:
Revenue:
Produced Water Handling	$141,659	$81,418	$60,241	74.0%
Water Solutions	29,813	37,375	(7,562)	(20.2%)
Total revenues	171,472	118,793	52,679	44.3%
Cost of revenue:
Direct operating costs	95,431	71,973	23,458	32.6%
Depreciation, amortization and accretion	44,027	19,670	24,357	123.8%
Total cost of revenue	139,458	91,643	47,815	52.2%

	Year Ended December 31,		Amount of Increase (Decrease)	Percentage Change
(Dollars in thousands)	2020	2019
Operating expenses:
General and administrative	18,663	15,299	3,364	22.0%
(Gain) loss on disposal of asset, net	133	(5,100)	5,233	(102.6%)
Transaction costs	3,389	1,010	2,379	235.5%
Abandoned projects	2,125	2,444	(319)	(13.1%)
Total operating expenses	24,310	13,653	10,657	78.1%
Operating income	7,704	13,497	(5,793)	(42.9%)
Other expense:
Other expense	—	176	(176)	(100.0%)
Interest expense	7,674	260	7,414	2,851.5%
Total other expense	7,674	436	7,238	1,660.1%
Income before taxes	30	13,061	(13,031)	(99.8%)
Income tax expense	23	1	22	2,200.0%
Net income	$7	$13,060	$(13,053)	(99.9%)
Produced Water Handling revenue. For the year ended December 31, 2020, revenues from Produced Water Handling were $141.7 million compared to $81.4 million for the year ended December 31, 2019, an increase of $60.3 million, or 74.1%. The revenue increase was primarily driven by our acquisition of Concho’s Lea County assets in June 2020, a full year impact of revenue from our acquisition of Concho's Eddy county assets in 2019, as well as increased completions activity by our contracted customers. For the year ended December 31, 2020, Revenue per Total Barrels Handled, Sold or Transferred was $0.68 per barrel compared to $0.67 per barrel for the year ended December 31, 2019. Revenue per Total Barrels Handled, Sold or Transferred improved due to the impact of a more favorable customer mix.
Water Solutions revenue. For the year ended December 31, 2020, revenue from Water Solutions was $29.8 million compared to $37.4 million for the year ended December 31, 2019, a decrease of $7.6 million, or 20.3%. The decrease in Water Solutions revenue was driven primarily by decreased Permian Basin completions activity as a result of the COVID-19 pandemic and the associated commodity price downturn. For both years ended December 31, 2020 and December 31, 2019, Water Solutions Revenue per Barrel was $0.70 per barrel.
Direct operating costs. For the year ended December 31, 2020, direct operating costs were $95.4 million compared to $72.0 million for the year ended December 31, 2019, an increase of $23.4 million, or 32.5%. Direct operating costs increased due to higher throughput produced water volumes from our acquisition of Concho’s Lea County assets in June 2020, a full year impact of activity from our acquisition of Concho's Eddy county assets in 2019, as well as continued completions activity by our contracted customers. For the year ended December 31, 2020, direct operating costs per barrel handled, sold or transferred was $0.38 per barrel compared to $0.40 per barrel for the year ended December 31, 2019. Direct operating costs per barrel improved due to reduced temporary power generation expenses as a percentage of revenue, reducing contracted services, increasing recycling activities (thus avoiding incremental handling costs), and increasing system utilization and volumes over a fixed cost base.
In the past, we constructed assets in advance of grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we needed to rent temporary power generation equipment that would not be necessary if grid power connections were available. We estimate that the incremental impact of these temporary power expenses was $15.0 million and $15.6 million for the years ended December 31, 2020 and 2019, respectively. These estimates are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and we made significant progress throughout the year in reducing these expenses as a percentage of revenue. Over the course of 2020, we converted six handling facilities from temporary to permanent gird power. Temporary power costs represented approximately 8.7% of revenues for the year ended December 31, 2020 compared to 13.1% of revenues for the year ended December 31, 2019.

We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021. Our large and stable customer base now provides us with the lead time to request power loads earlier in the permitting stage of facility construction. Also, in 2020, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to more accurately assess long-term profitability and cash flow.
Depreciation, amortization and accretion expenses. For the year ended December 31, 2020, depreciation, amortization and accretion expenses were $44.0 million compared to $19.7 million for the year ended December 31, 2019, an increase of $24.3 million, or 123.4%. Depreciation, amortization and accretion expenses increased primarily due to the full-year impact of amortization of customer contracts related to our acquisition of Concho’s assets in Eddy County, the amortization of customer contracts related to our acquisition of Concho’s assets in Lea County in 2020, and continued asset construction. For the year ended December 31, 2020, amortization of Concho’s customer contracts was $19.7 million compared to $5.4 million for the year ended December 31, 2019.
	Year Ended December 31,
(Dollars in thousands)	2020	2019
Depreciation expense	$23,388	$13,450
Amortization expense	$20,413	$6,075
Accretion expense	$226	$145
Total	$44,027	$19,670
General and administrative expenses. For the year ended December 31, 2020, general and administrative expenses were $18.7 million compared to $15.3 million for the year ended December 31, 2019. General and administrative expenses increased in 2020 due to higher compensation and benefits expenses, higher insurance costs corresponding with a larger asset footprint, and increased legal expenses. During the year ended December 31, 2020, we incurred $1.5 million in litigation expenses associated with a lawsuit that has since been settled compared to $0.3 million of litigation expenses incurred during the year ended December 31, 2019. During the year ended December 31, 2020, we incurred $0.2 million of severance expenses compared to $0.0 million of severance expenses for the year ended December 31, 2019.
Transaction costs. For the year ended December 31, 2020, transaction costs were $3.4 million compared to $1.0 million for the year ended December 31, 2019, an increase of $2.4 million, or 240.0%. Transaction costs increased primarily due to advisory and legal expenses associated with an uncompleted recapitalization process that was terminated in first quarter of 2020.
Abandoned projects. For the year ended December 31, 2020, abandoned projects charges were $2.1 million compared to $2.4 million for the year ended December 31, 2019, a decrease of $0.3 million, or 12.5%. Abandoned projects charges decreased primarily due to decreased expirations of legacy permits and rights-of-way that were not ultimately constructed.
Interest expense. For the year ended December 31, 2020, interest expense was $7.7 million compared to $0.3 million for the year ended December 31, 2019, an increase of $7.4 million. Interest expense primarily increased due to increased borrowings under our revolving credit facility (the “Credit Facility”) and reduced capitalization of interest expense. Total interest cost capitalized during the years ended December 31, 2020 and December 31, 2019 were $3.9 million and $6.0 million, respectively.
Liquidity and Capital Resources
Overview
Our primary needs for cash are permitting, development and construction of water handling and recycling assets to meet customers’ needs, payment of contractual obligations including debt, and working capital obligations. Funding for these cash needs may be provided by any combination of internally generated cash flow, borrowings under the Credit Facility, or additional capital investment from our equity sponsors. In addition, we have cash needs from time to time for income tax payments and ordinary course payments under our Tax Receivable Agreement (as discussed under “—Tax Receivable Agreement”), each of which we expect to fund from internally generated cash flow and which are not currently reasonably likely to impact our liquidity.

We intend to continue to fund growth with both cash on the balance sheet and through positive free cash flow generation.
In April 2021, we repaid $297.0 million of total outstanding borrowings under our Credit Facility and redeemed all outstanding redeemable preferred units for $74.4 million with the proceeds from the issuance of $400.0 million of our notes. We also amended and restated our Credit Facility to provide $200.0 million of committed funds that were undrawn as of June 30, 2021.
As of June 30, 2021, we had working capital, defined as current assets less current liabilities, of $31.4 million and $200.0 million of availability under the Credit Facility. We also had $23.6 million in available committed equity from our equity sponsors as of June 30, 2021.
As described in “Use of Proceeds,” we intend to cause Solaris LLC to distribute approximately $180.7 million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. We intend to cause Solaris LLC to use the remaining $33.1 million of net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”
Cash Flow from Operating Activities
For the six months ended June 30, 2021, we had Cash Flow Provided by Operating Activities of $30.7 million compared to $40.9 million for the six months ended June 30, 2020. The decreases are primarily due to changes in working capital driven by timing of collections of accounts receivable and payments of trade accounts payable.
For the year ended December 31, 2020, we had Cash Flow from Operating Activities of $67.8 million compared to $4.1 million for the year ended December 31, 2019. We generated additional cash flow from operations due to increased revenues and improved collections timing from key customers.
Cash Flow Used in Investing Activities
For the six months ended June 30, 2021, we had Cash Flow Used in Investing Activities of $42.4 million compared to $92.6 million for the six months ended June 30, 2020. We reinvested less cash flow in the second quarter and first half of 2021 compared to corresponding periods in 2020 due to lower capital expenditure requirements to meet produced water handling capacity needs.
For the year ended December 31, 2020, we had Cash Flow Used in Investing Activities of $139.6 million compared to $228.4 million for the year ended December 31, 2019. We reinvested less cash flow in 2020 compared to 2019 due to lower capital expenditure requirements to meet produced water handling capacity needs and the non-recurrence of the $55.4 million cash consideration for the acquisition of Concho’s Eddy County assets in 2019.
Cash Flow Provided by Financing Activities
For the six months ended June 30, 2021, we had Cash Flow Provided by Financing Activities of $17.9 million compared to $59.6 million for the six months ended June 30, 2020. Cash Flow Provided by Financing Activities for the six months ended June 30, 2021 of $17.8 million was primarily due to the issuance of our $400.0 million aggregate principal amount of our 7.625% Senior Sustainability-Linked Notes on April 1, 2021 that was used to pay down the Credit Facility of $297.0 million and redeem the Redeemable Preferred Units of $74.4 million. We required less external financing for the six months ended June 30, 2021 versus the six months ended June 30, 2020 due to lower capital buildout requirements.
For the year ended December 31, 2020, we had Cash Flow Provided by Financing Activities of $89.7 million compared to $224.0 million for the year ended December 31, 2019. We required less cash investment from the Credit Facility and equity sponsors due to lower capital buildout requirements and the non-recurrence of cash consideration for the acquisition of Concho’s Eddy County assets.
Capital Requirements
Our business is capital intensive, requiring the maintenance of existing pipelines, pumps and handling and recycling facilities and the acquisition or construction and development of new assets and facilities.

Our current level of capital expenditures is expected to remain within our internally generated cash flow as we maintain significant flexibility around the timing of capital expenditures. However, we are subject to certain capital requirements to support our customers’ development plans associated with acreage dedication agreements. Accordingly, we work proactively with our customers to anticipate their future needs for water handling and recycling assets to support their activities. For 2021, we expect our capital expenditures to range from $78 million to $83 million.
We intend to fund capital requirements through our primary sources of liquidity, which include cash on hand and cash flows from operations and, if needed, our borrowing capacity under the Credit Facility.
If and to the extent our Board were to declare a cash distribution on our Class A common stock, we currently expect the dividend to paid from any free cash flow. We do not currently expect to borrow funds or to adjust planned capital expenditures to finance dividends on our Class A common stock, if any such dividends were to be declared by our Board. The timing, amount and financing of dividends, if any, will be subject to the discretion of the Company's board of directors from time to time following this offering. Please see “Dividend Policy.”
Debt Agreements
Credit Facility
On April 1, 2021, we entered into our amended and restated credit agreement (the “Restated Credit Agreement”) to, among other things, (i) decrease the commitments under the Credit Facility to $200.0 million, (ii) extend the maturity date to April 1, 2025, (iii) reprice the loans made under the Credit Facility and unused commitment fees to be determined based on a leverage ratio ranging from 3.00:1.00 to 4.50:1.00, (iv) provide for a $75.0 million incremental revolving facility, which shall be on the same terms as under the Credit Facility, (v) annualize EBITDA for 2021 for the purpose of covenant calculations, (vi) amend the leverage ratio covenant to comprise of a maximum total funded debt to EBITDA ratio, net of $40.0 million of unrestricted cash and cash equivalents if the facility is drawn, and net of all unrestricted cash and cash equivalents if the facility is undrawn, (vii) increase the leverage ratio covenant test level for the first two fiscal quarters of 2021 to 5.00 to 1.00, for the third quarter of 2021 to 4.75 to 1.00, and thereafter to 4.50 to 1.00 and (viii) add a secured leverage covenant of 2.50 to 1.00. In April 2021, we repaid all borrowings under the prior Credit Facility upon entering into the Restated Credit Agreement. As of June 30, 2021, we were in compliance with all of our covenants under our Credit Facility.
Senior Sustainability-Linked Notes
We have $400.0 million aggregate principal amount of 7.625% Senior Sustainability-Linked Notes outstanding, which are due April 1, 2026. The notes were issued by Solaris LLC on April 1, 2021 and are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The notes are guaranteed on a senior unsecured basis by all of Solaris LLC’s wholly owned subsidiaries. Interest on the notes is payable on April 1 and October 1 of each year. We may redeem all or part of the notes at any time on or after April 1, 2023 at redemption prices ranging from 103.8125% on or after April 1, 2023 to 100% on or after April 1, 2025. In addition, on or before April 1, 2023, we may redeem up to 40% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 107.625% of the principal amount of the notes, plus accrued interest. At any time prior to April 1, 2023, we may also redeem the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium. Certain of these redemption prices are subject to increase if we fail to satisfy the Sustainability Performance Target (as defined in the indenture governing the notes) and provide notice of such satisfaction to the trustee. If we undergo a change of control, we may be required to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the notes, plus accrued interest.
We used the proceeds from the issuance of the notes to repay all borrowings outstanding under our Credit Facility, to redeem our preferred units in full and for general corporate purposes.

The indenture that governs the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
•	incur or guarantee additional indebtedness or issue certain preferred stock;
•	pay dividends on capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;
•	transfer or sell assets;
•	make investments;
•	create certain liens;
•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;
•	consolidate, merge or transfer all or substantially all of our assets;
•	engage in transactions with affiliates; and
•	create unrestricted subsidiaries.
Our key performance indicator under our Sustainability-Linked Bond Framework is to increase recycled produced water sold and reduce groundwater withdrawals sold expressed as a percentage of barrels of recycled produced water sold per year divided by total barrels of water sold per year (the “Recycling KPI”). The Recycling KPI encompasses 100% of our sourcing operations in the Permian Basin. Our Recycling KPI is designed to reduce groundwater withdrawal for water intensive industrial operations in the water stressed Permian Basin by increasing our sales of recycled produced water. Our Sustainability Performance Target (the “SPT”) is to increase our annual Recycling KPI to 60% by 2022 from a 2020 baseline of 42.1%, with an observation date of December 31, 2022.
To the extent the SPT has not been achieved and verified for the year ended December 31, 2022, the coupon on the notes will increase to 7.875% beginning with the interest period ending on October 1, 2023 until maturity and there will also be an increase in applicable optional redemption prices.
We were in compliance with such covenants as of June 30, 2021 and December 31, 2020.
Tax Receivable Agreement
With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), we expect to fund payments with cash on hand or cash from operations that would otherwise be used by us to pay taxes. In addition, such payments will only be made to the extent we are able to realize actual tax savings and generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment of approximately $176.3 million on a pro forma basis as of June 30, 2021. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus for more information and assumptions underlying this estimate.
We currently do not anticipate experiencing a change of control or an early termination of the Tax Receivable Agreement, nor do we view such an event as reasonably likely to occur. To the extent such a lump-sum payment was due under the Tax Receivable Agreement, we would need to seek third party financing sources, such as a counterparty in the applicable change of control transaction. For further discussion regarding such an acceleration and its potential impact, please read “Risk Factors— Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Internal Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.
Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Material Weakness and Remediation
Prior to the completion of this offering, Solaris has been a private company that has required fewer accounting personnel to execute its accounting processes and supervisory resources to address its internal controls over financial reporting, which we believed were adequate for a private company of its size and industry. In connection with the preparation and review of our financial statements for the year ended December 31, 2020, we identified a material weakness in our internal controls over financial reporting caused by the misapplication of accounting principles related to the estimate of amortization in connection with our intangibles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We are taking steps to remediate this material weakness and are implementing additional controls around identifying and determining the appropriate amount of amortization to record in connection with intangible assets. The error amount was fully reflected and adjusted in our year-end 2020 financial statements. For more information regarding the impact of this material weakness on our financial statements, please see “Risk Factors—Risks Related to Our Business—We previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.”
Off-Balance Sheet Arrangements
We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires the selection and application of appropriate accounting principles to the relevant facts and circumstances of our operations and the use of estimates made by management. We have identified the following accounting policies that are most important to the portrayal of our consolidated financial position and results of operations. The application of these accounting policies, which requires subjective or complex judgments regarding estimates and projected outcomes of future events, and changes in these accounting policies, could have a material effect on our consolidated financial statements.
Revenue Recognition
We generate revenue by providing services related to Produced Water Handling and Water Solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through our systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.

We have customer contracts that contain minimum transportation and/or disposal volume delivery requirements and we are entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly and annual periods depending on the contract) at a fixed rate per barrel. We are typically entitled to shortfall payments if such minimum contractual obligations are not maintained by our customers. We invoice the customer on either a monthly, quarterly or annual basis, as provided in the contract.
We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which was adopted effective January 1, 2019, using the modified retrospective approach. No cumulative adjustment to accumulated earnings was required as a result of this adoption, and the adoption did not have a material impact on the consolidated financial statements as no material arrangements.
In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
Revenues from Produced Water Handling consist primarily of per barrel fees charged to customer for the use of our system and disposal services. For all of our produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. We typically charge our customers a disposal and transportation fee on a per barrel basis under our contracts. In some contracts, we are entitled to shortfall payments if minimum contractual obligations are not satisfied by our customers. Minimum contractual obligations have not been maintained, and thus we have recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer, as the case may be.
Acquisitions
To determine if a transaction should be accounted for as a business combination or an acquisition of assets, we first calculate the relative fair values of the assets acquired. If substantially all of the relative fair value is concentrated in a single asset or group of similar assets, or if not but the transaction does not include a significant process (does not meet the definition of a business), we record the transaction as an acquisition of assets. For acquisitions of assets, the purchase price is allocated based on the relative fair values. For an acquisition of assets, goodwill is not recorded. All other transactions are recorded as business combinations.
Fair values of assets acquired and liabilities assumed are based upon available information and may involve engaging an independent third party to perform an appraisal. Estimating fair values can be complex and subject to significant business judgment. We must also identify and include in the allocation all acquired tangible and intangible assets that meet certain criteria, including assets that were not previously recorded by the acquired entity. The estimates most commonly involve property, plant and equipment and intangible assets, including those with indefinite lives. The estimates also include the fair value of contracts. For a business combination, the excess of the purchase price over the net fair value of acquired assets and assumed liabilities is recorded as goodwill, which is not amortized but instead is evaluated for impairment at least annually. Pursuant to GAAP, an entity is allowed a reasonable period of time (not to exceed one year) to obtain the information necessary to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination.
Impairment of Long-Lived Assets
We evaluate the carrying value of our long-lived assets (property, plant and equipment and amortizable intangible assets) for potential impairment when events and circumstances warrant such a review. A long-lived asset group is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset group is less than its carrying value. We compare the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to be generated from that asset. Estimates of future net cash flows include estimating future volumes and margins, future operating costs and other estimates and assumptions consistent with our business plans. If we determine that an asset’s unamortized cost may not be recoverable due to impairment, we may be required to reduce the carrying value and the subsequent useful life of the asset. Any such write-down of the value and unfavorable change in the useful life of a long-lived asset would increase costs and expenses at that time. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model.
Impairment of Goodwill
Goodwill is subject to at least an annual assessment for impairment. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. Before employing detailed impairment testing methodologies, we may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If we first utilize a qualitative approach and determine that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, we conclude that no impairment has occurred. We may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. If we determine through the qualitative approach that detailed testing methodologies are required, or if the qualitative approach is bypassed, we compare the fair value of a reporting unit with its carrying amount under Step 1 of the impairment test. The determination of a reporting unit’s fair value is predicated on our assumptions regarding the future economic prospects of the reporting unit. Such assumptions include (i) discrete financial forecasts for the assets contained within the reporting unit, which rely on our estimates of gross margins, (ii) long-term growth rates for cash flows beyond the discrete forecast period, (iii) appropriate discount rates and (iv) estimates of the cash flow multiples to apply in estimating the market value of our reporting units. If the carrying amount exceeds the fair value of a reporting unit, the Company performs Step 2 and compares the fair value of reporting unit goodwill with the carrying amount of that goodwill and recognizes an impairment charge for the amount by which the carrying amount exceeds the implied fair value; however, the loss recognized may not exceed the total amount of goodwill allocated to that reporting unit.
If future results are not consistent with our estimates, we could be exposed to future impairment losses that could be material to our results of operations. We monitor the markets for our products and services, in addition to the overall market, to determine if a triggering event occurs that would indicate that the fair value of a reporting unit is less than its carrying value.
Recent Accounting Pronouncements
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.
In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is evaluating the potential impact this new standard may have on the financial statements.
Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

BUSINESS
Our Company
We are a leading, growth-oriented environmental infrastructure and solutions company that directly helps our customers reduce their water and carbon footprints. We deliver full-cycle water handling and recycling solutions that increase the sustainability of energy company operations. Our integrated pipelines and related infrastructure create long-term value by delivering high-capacity, comprehensive produced water management, recycling and supply solutions to operators in the core areas of the Permian Basin.
We provide critical environmental solutions to many of the most active and well-capitalized companies operating in the Permian Basin, including affiliates of ConocoPhillips, Occidental Petroleum Corporation, Exxon Mobil Corporation, Marathon Oil Corporation, Chevron Corporation and Mewbourne Oil Company. Operators are increasingly focused on minimizing their environmental impact as a measure of success with an emphasis on rapidly increasing the use of recycled produced water in their operations. Our expansive infrastructure, advanced logistics and water treatment methods allow us to reliably gather our customers’ produced water and recycle it for use in their operations. We believe our solutions make a significant contribution to the ability of our customers to achieve their sustainability-related objectives. Since inception, we have been committed to responsibly developing, operating and deploying technology to safely reduce our customers’ environmental footprint.
Our Commitment to Environmental, Social and Governance Leadership
Our business strategy and operations align with the increasing focus of local communities, regulators and stakeholders on ensuring the safety of oil and gas operations and minimizing environmental and local community impacts. We have a leading track record in safety, social and environmental stewardship in the areas in which we operate by setting and meeting ambitious sustainability targets. This leadership highlights the strong technical, operational and financial capabilities of our management team that has decades of experience operating and leading companies in the environmental, infrastructure, water treatment and energy industries. As further demonstration of our environmental leadership, we adopted a Sustainability-Linked Bond Framework in March 2021, which publishes our goals with respect to our water recycling operations. In accordance with this framework, we issued the first sustainability-linked notes in the produced water infrastructure industry. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Sustainability-Linked Notes.”
Our business provides reliable and sustainable water solutions that address the operational and environmental demands of the energy industry and actively reduce emissions. Through our significant investment in permanent pipeline infrastructure to safely gather and transport produced water, we minimize the need for produced water trucking, a major contributor of greenhouse gas emission, traffic congestion and road safety concerns in the communities in which we operate. Additionally, we are leaders in the evaluation, piloting and advancement of water treatment technologies, including the development of solutions for the use of treated produced water outside of the oil and gas industry. For example, we are piloting and developing proprietary processes for treating produced water for environmental, agricultural and industrial water demand, including evaluating the use of treated produced water as process water for carbon sequestration and direct air capture.
Our strong company culture includes commitments to our employees and our shareholders, which we believe will benefit all of our constituents. We have created a work environment that fosters a diverse and inclusive company culture with over 50% minority and/or female representation in our workforce as of June 30, 2021. Additionally, we prioritize safety in our operations through rigorous training, structured protocols and ongoing automation of our operations. Our prioritization of safety includes a commitment to safeguarding the communities in which we operate by giving to and volunteering with first responders.
We believe alignment of our management and our Board with our shareholders, including the establishment of a diverse and independent Board, is conducive to creating long-term value. Additionally, through our management’s substantial initial ownership and our compensation and incentive programs that we are adopting in connection with this offering, our management team will remain highly motivated to continue creating shareholder value.

The Permian Basin
The Permian Basin is the leading basin in the United States with respect to drilling activity, oil production, oil production growth and economic returns to operators. It is one of the most prolific crude oil and natural gas basins in the world, spanning more than 75,000 square miles across West Texas and New Mexico. The Permian Basin has a history of over 100 years of crude oil and natural gas production and is characterized by high volumes of crude oil and liquids-rich natural gas production, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. Over 35 billion barrels of crude have been recovered in the basin since the first well was drilled in 1920 with more than 95 billion barrels of recoverable oil remaining, according to the EIA. In February 2021, the Permian accounted for 52% of onshore U.S. oil production, according to the EIA. The Midland and Delaware sub-basins of the Permian Basin boast among the lowest breakeven oil prices of any basins in the country, according to Enverus.

Permian Basin is the Fastest Growing Basin
Production Growth by Basin since 2015
300%
250%
200%
150%
100%
50%
0%
-50%
282%
158%
Delaware
Midland
Eagle Ford
Haynesville
Appalachia
Anadarko
Williston
Permian Other
DJ
PRB

Source: Enverus

The Permian Basin features long-lived reserves, consistent geological attributes, high reservoir quality and historically high development success rates. The Permian is the most actively developed North American play, and as of July 23, 2021, 55% (242 out of 439 total) of active onshore U.S. horizontal oil rigs were operating in the Permian according to Baker Hughes. The graph above highlights that the Delaware and Midland basin comprised all significant production growth in the Lower 48 since 2015. The Permian Basin is the leading basin in the United States with respect to drilling activity, production growth and economic returns to operators.
Beginning in early 2015, during the commodity price downturn, Permian E&P companies began generally focusing on improving their operating efficiencies. Most E&P companies continue to be focused on optimizing the development of their assets through actions such as drilling longer laterals, further delineating zones, continued downspacing, using modern high intensity completion methods with local frac sand and utilizing multi-well pads. Even during periods of low commodity prices, the Permian experienced significant growth due to high single well rates of return and industry leading breakeven prices below $35 per barrel according to Enervus. Operators are expected to continue to deploy significant capital in the Permian due to Permian leading productivity and associated well economics. As seen on the graph below, Delaware Basin leads all major U.S. basins with respect to breakeven development pricing, number of horizontal completions since 2019, and active drilling rigs. Midland Basin is a close second to the Delaware Basin with all other basins falling well behind.

We operate in one of the most active regions in the Permian Basin. During 2020 and first quarter 2021 annualized, completions in the New Mexico Delaware have grown at a significantly higher pace than the broader Permian Basin as operators increasingly shirt focus to the region, as shown in the charts below.

Completions Growth In 2021
16%
44%
Permian
New Mexico Delaware

New Mexico Delaware Completions as Percentage of Permian Completions
14%
16%
21%
26%
2018
2019
2020
1Q21

Source: Enverus. Growth based on first quarter of 2021 compared to full-year 2020 completions.

Produced Water
Produced water naturally exists in underground formations and is brought to the surface during crude oil and natural gas production. Produced water is produced throughout the entire life of the well and is of particular importance to operators in the Permian Basin given the high produced water-to-oil ratio prevalent across the basin. Approximately two to five barrels of produced water are produced for every barrel of oil produced in the Permian Basin, according to Enverus. The Permian Basin is expected to produce over 17.1 million barrels of water a day in 2021 according to Rystad while only producing 4.2 million barrels a day of crude oil according to Wood Mackenzie. As a result, the total market for produced water gathering in terms of number of barrels is significantly larger than that of crude oil gathering. Additionally, produced water handling costs comprise up to 40% of producers’ total lease-level operating expenses in the Permian Basin according to Wood Mackenzie. Many of our customers have stated goals of managing produced water volumes in an environmentally-responsible and cost-effective manner , highlighting the importance of our water management expertise and integrated and extensive asset base. We believe they will increasingly outsource water management to integrated produced water infrastructure and recycling companies like us to manage their water-related needs in a cost and capital effective manner, creating new business development and acquisition opportunities for us.
Water Recycling
Recycling produced water displaces the use of scarce groundwater which would otherwise be used for oil and gas operations. Treatment of produced water is required prior to reuse, which involves the removal of residual hydrocarbons, reduction of free iron and other solids and removal of bacteria to customer specifications. We have made a significant investment in our vast network of produced water gathering pipelines and recycling centers, which has positioned us as a leading independent third-party provider of recycled produced water gathered on a proprietary network in the Permian Basin. The scale of our system allows us to gather significant produced water volumes across a wide geographic area from multiple customers. The increasing volumes of produced water aggregated on our systems provide differentiated support for our recycling operations and ensures that sufficient volumes of recycled water are available to our customers when and where needed. Our expansive asset base allows us to deliver cost-effective, high-capacity and reliable produced water recycling solutions to operators, encouraging and enabling their rapid adoption of the use of recycled produced water while minimizing the use of groundwater in energy production. Between July 2019 (the month which we began recycling at scale) and June 2021, we have recycled approximately 38 million barrels, or approximately 1.6 billion gallons, of produced water. Our innovative technologies and recycling capabilities provide our customers with a secure and sustainable alternative to fresh and other sources of groundwater. By reducing our customers’ dependence on groundwater, we contribute to their sustainability efforts and the sustainability of the broader energy industry while also providing benefits to our stakeholders and the communities in which we operate. Importantly recycling enables us to collect multiple fees on the same barrel of produced water while our overall Adjusted Operating Margin per Barrel improves as we increase produced water recycling as we are able to avoid certain costs associated with traditional produced water handling operations.
Full-Cycle Water Management
The volume of water required for hydraulic fracturing and the volume of produced water generated from oil and gas production are each expected to significantly increase in the Permian Basin. Additionally, energy producers are increasingly focused on maximizing sustainability and minimizing the environmental impact in the areas in which they operate. These trends represent significant challenges for energy producers. We believe energy producers will increasingly depend on our expansive integrated produced water gathering and recycling assets that are designed specifically to meet these challenges. By developing these partnerships and outsourcing full-cycle produced water management, energy producers can preserve capital for their core operations and ultimately lower water management costs. We provide access to a substantial and growing source of produced water that can be recycled to support energy production, enabling energy producers to lower their water management costs and do so in an environmentally-responsible way.

The figure below demonstrates the movement of produced water through our pipelines for handling or recycling and the multiple points at which we can collect fees on the same barrel of water:

Collect Water Handling Fee
Production From Existing Wells
35+ Customers
Customer Completes New Wells
Produced Water Gathered on Pipelines
Water Handling
Recycling
Save Operating Costs
Recycled Water Source
Ground Water Source
Solaris Revenue Streams
Produced Water Handling: Gathering, treatment and disposal of produced water over the life of the well
Water Solutions: Sale of recycled and ground water for well completions
Sell Recycled Barrel, Avoid Groundwater Withdrawal and Improve Operating Margin

Our Operations and Assets
Our Operations
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions.
Our Produced Water Handling business gathers, transports and, unless recycled, handles produced water generated from oil and natural gas production. Our Produced Water Handling business is supported by long-term contracts with acreage dedications or MVCs, primarily with large, investment-grade operators.
Our Water Solutions business develops and operates recycling facilities to treat, store and recycle produced water. By aggregating significant volumes of produced water from multiple customers on our connected pipeline networks, we can efficiently recycle large volumes of produced water and deliver this recycled water back to our customers in the time frames, volumes and specifications required by their operations. As needed, we also supplement our recycled produced water with groundwater to meet the demands of our customers’ operations. We also transfer groundwater on behalf of third-party purchasers and sellers.
Our business is driven by gathering produced water volumes for our Produced Water Handling business and delivering recycled water volumes to customers for our Water Solutions business. In our Produced Water Handling business, we have grown our handling volumes from approximately 343,000 barrels per day for the year ended December 31, 2019 to approximately 570,000 barrels per day for the year ended December 31, 2020, an increase of 66%. In our Water Solutions business, we have grown our recycled volumes sold from approximately 20,000 barrels per day on average for the year ended December 31, 2019 to approximately 44,000 barrels per day on average for the year ended December 31, 2020, an increase of 120%. As a result of these increases in volumes, we have increased Adjusted EBITDA from $47.2 million for the year ended December 31, 2019 to $73.9 million for the year ended December 31, 2020, an increase of 57%. In our Produced Water Handling business, we have grown our handling volumes from approximately 562,000 barrels per day for the six months ended June 30, 2020 to approximately 684,000 barrels per day for the six months ended June 30, 2021, an increase of 21.7%. We have also grown our recycling volumes from approximately 29,000 barrels per day for the six months ended June 30, 2020 to approximately 88,000 barrels per day for the six months ended June 30, 2021. As a result of these increases in volumes, we have increased Adjusted EBITDA from $35.9 million for the six months ended June 30, 2020 to $54.0 million for the six months ended June 30, 2021, an increase of 50.4%.

Asset Overview
Our recognized operational capability is supported by our automated and high-capacity integrated pipeline network, which we view as a critical differentiator. We have constructed or acquired over 640 miles of produced water pipeline, 48 produced water handling facilities and 10 high-capacity produced water recycling facilities. Our systems provide an alternative to operators managing their own produced water infrastructure. Increasingly, customers are requesting longer-term agreements that will continue to enable us to expand our asset base. Our assets and operations are located entirely in the Delaware and Midland sub-basins of the broader Permian Basin.

The following map describes our assets as of June 30, 2021:

Our Assets
Our pipeline and water handling assets are comprised primarily of pipelines, pumps and handling and recycling facilities in the core of the Delaware and Midland Basins. These interconnected assets support both our Produced Water Handling and Water Solutions businesses. Our pipeline network consists of over 640 installed miles of gathering pipelines, which includes over 440 miles of larger diameter (12- to 24-inch) pipelines.
Our handling facilities, which are designed to process, store and/or dispose of produced water that is not recycled, are essential to our ability to deliver reliable and cost-effective water gathering services to existing and prospective customers across a large geographic footprint. As of June 30, 2021, we had acquired or constructed 48 produced water handling facilities which had over 1.2 million barrels per day of capacity.
As of June 30, 2021	Pipelines (miles)	Number of Water Handling Facilities	Water Handling Capacity (kbwpd)
Installed	640	48	1,232
We have secured significant permits and rights-of-way for additional pipelines and water handling facilities. As of June 30, 2021, we had 225 miles of additional permitted pipeline rights-of-way and approved permits for an additional 48 produced water handling facilities with over 1.5 million barrels per day of permitted handling capacity. This significant backlog of permitted handling capacity provides us with valuable optionality and a competitive advantage as it allows us to react quickly to meet existing and new customer demand without potential permitting delays.
As of June 30, 2021	Pipelines (miles)	Number of Water Handling Facilities	Water Handling Capacity (kbwpd)
Permitted Not Installed	225	48	1,530

Volumes (kbwpd)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Produced Water Handling Volumes	684	570
Our recycling facilities include water filtration, treatment, storage and redelivery assets. We construct our recycling facilities at strategic locations on our pipeline network where there is both significant customer demand for recycled produced water and high volumes of produced water available. We currently have 10 permanently installed facilities operational in the Delaware Basin with 550,000 barrels per day of treatment capacity and access to over 9.5 million barrels of owned or leased storage capacity.
As of June 30, 2021	Number of Water Recycling Facilities	Water Recycling Capacity (kbwpd)
Active Facilities	10	550
We also have the option to rapidly expand our recycling footprint as needed by developing an additional 14 locations that are either permitted or in the process of being permitted. We operate and construct both fixed treatment facilities and modular treatment systems that we can quickly assemble to capitalize on market opportunities.
As of June 30, 2021	Number of Water Recycling Facilities	Water Recycling Capacity (kbwpd)
Permitted or In Process Facilities	14	950
Volumes (kbwpd)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Recycled Produced Water Volumes Sold	88	44
Our Competitive Strengths
We believe the following strengths of our business position us to capitalize on continued demand growth for full-cycle water management services, reinforce our leadership position and distinguish us from our competitors:
Extensive infrastructure asset footprint in the Permian Basin provides a strong platform for growth
Our infrastructure assets are strategically located in the core areas of the Permian Basin, one of the most prolific crude oil and natural gas basins in the world. The acreage that our assets overlay has some of the highest returns of unconventional plays in the United States. We believe that the compelling economics underlying the acreage dedicated to our system makes such acreage core to our customers’ long-term development plans. Our customers are increasingly prioritizing the sustainability of their operations, and we believe that increased adoption of recycled water in their operations will help them achieve certain sustainability-focused goals. Our extensive asset base, which includes more than 640 miles of produced water pipelines, 48 water handling facilities and 10 high-capacity produced water recycling facilities, comprises the infrastructure network of choice for many of the leading operators in the Permian Basin.
We believe that to ensure a reliable supply of recycled produced water requires large scale assets with the capability to simultaneously gather produced water from and supply recycled produced water to multiple operators. Our infrastructure footprint is complementary to the operations of many blue-chip operators in the Permian Basin. We believe our long-term contracts with our strong customer base, together with our asset base, which required years to design, permit and construct, represent both significant barriers to entry for new entrants and a competitive advantage over existing competitors which may have smaller or more divided pipeline systems, operate in other basins or less prolific areas of the Permian, or who do not have the ability to provide full-cycle water management solutions.
Cash flow growth supported by long-term contracts with blue chip customers
We believe our customer base is the strongest amongst our peers, with four of our top five customers in 2020 rated as investment grade. We believe that this financial strength positions our customers well to execute on their near-term and long-term business objectives, provides the capital necessary to efficiently develop their upstream assets and supports our long-term financial outlook. We have dedications with all the top 10 oil producers in the Northern Delaware Basin. In addition, our top three customers accounted for approximately 28% of Northern Delaware oil production and approximately 21% of total Delaware and Midland production for the six months ended June 30, 2021.
As of June 30, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately 92% of our Produced Water Handling revenues were attributable to acreage dedications or MVC contracts. We believe these arrangements provide a stable base of cash flows that support the prudent, organic growth of our operations. Our customers have guaranteed over 160,000 barrels per day of MVCs with a weighted average remaining life of over three years as of June 30, 2021.
Demonstrated leadership and innovation in recycling and sustainable water management
We believe our leadership in sustainable water management is valued by our customers and enables them to achieve certain sustainability-related objectives. We believe we are the leading independent third-party provider of recycled water gathered on a proprietary network in the Permian Basin and, upon completion of this offering, will be the only independent pure-play Permian infrastructure company in the public market. We reduce the carbon and water footprint of oil and gas operators by supplying them with meaningful quantities of recycled water across our expansive pipeline network and eliminating the need for trucks to haul water. Our goal is to maximize the amount of produced water we recycle as a percentage of the produced water we gather, providing significant economic and environmental benefits. By transporting our customers’ produced water by pipeline rather than traditional trucking methods, we contribute to a meaningful reduction of their carbon footprint and enable them to achieve certain environmental goals. We estimate that in the six months ended June 30, 2021 and the year ended December 31, 2020, we eliminated approximately 1.0 million and 1.8 million truck trips, respectively, and avoided the release of approximately 89,000 and 160,000 metric tons of carbon dioxide equivalent into the environment, respectively.
Through one of our subsidiaries, we are partnering with leading scientists and universities in the field of water treatment to identify, adapt and pilot innovative technologies for beneficial reuse of produced water. We are actively working with the U.S. Department of Energy and the New Mexico Produced Water Research Consortium to advance certain initiatives related to produced water management, treatment technologies and beneficial reuse. We have identified potential opportunities to treat and discharge produced water for beneficial use including supplementing irrigation water demand, recharging aquifer systems, providing irrigation for range grasses for carbon sequestration, and process water for direct air capture carbon sequestration. We are well-positioned to help the energy industry through continued research and development of technology related to the recycling and beneficial use of produced water. These initiatives are expected to provide long-term benefits to our customers, shareholders and the communities in which we operate.
Strong financial profile with flexibility to support our growth objectives
Since inception in 2016, we have invested a significant amount of capital in organic growth projects and acquisitions to build scale and provide an attractive and resilient free cash flow profile. We are recognizing the benefits of these prior investments and focusing on continuing to deploy capital to the most accretive near and long-term growth opportunities. We conservatively manage our balance sheet with a leverage target of 2.5 to 3.5 times net debt to Adjusted EBITDA.We believe that our cash flows, undrawn credit facility and conservative leverage profile will provide us with the financial flexibility to fund attractive growth opportunities in the future.
Highly experienced, entrepreneurial management team incentivized for long-term value creation
Our proven management team has extensive expertise in water management and treatment, midstream, oilfield services and energy investing and an extensive history of shareholder value creation through organic development and M&A-related growth. Our executive management team has an average of over 30 years of experience and has founded and/or held executive positions in successful midstream, oilfield service, private equity and water management companies. We have deep domain knowledge and are recognized as leaders in our respective fields with strong relationships with existing and prospective customers, which we believe is core to our overall strategy.

As meaningful equity owners, our management team is committed to operational excellence and efficient business execution. Our management team has a strong track record of maximizing long-term value creation while limiting downside risk. We consistently operate our business in a way that creates long-term value by developing projects in a capital efficient manner, focusing on costs, execution, and system optimization while maintaining a safe operational environment. We believe that having offices in Houston, Texas, and in the Permian Basin in Midland, Texas and Carlsbad, New Mexico, enhances our ability to execute on our business plan, helping our team develop important local relationships with customers, service providers and landowners.
Our Business Strategies
Our primary objective is to maximize shareholder value by growing our business in a capital efficient manner while maintaining strong financial flexibility. We intend to accomplish this objective by executing the following strategies:
Utilize our integrated systems to maximize value for shareholders while generating multiple streams of revenue
We operate our assets as integrated, high-capacity infrastructure networks capable of gathering, recycling, redelivering and handling produced water. Our assets allow us to gather produced water at multiple points from multiple operators and recycle and redistribute such water to our customers. The connectivity and flexibility of our systems provide our customers with operational reliability and access to a high-volume supply of recycled water. The scale of our assets relative to our dedicated acreage and excess capacity built into our systems allows us to efficiently deploy capital across our system, resulting in highly accretive growth projects. Because our produced water handling and recycling services are integrated, we can generate revenue at multiple points for the same barrel of water, further enhancing our expected returns from capital deployed.
Focus on long-term relationships with blue chip customers under fee-based contracts to grow our cash flows
We intend to grow our cash flows by supporting our existing customers in their growth objectives while continuing our business development efforts to capture additional contracts from new or existing customers. Since inception, we have focused on strong business development as an integral to success and we have continually grown our relationships with the majority of our customers. In 2020 alone we added over 200,000 dedicated acres and established new water recycling relationships with five new customers. As we grow, we intend to maintain our focus on providing services under long-term, fee-based contracts in order to enhance the stability of our cash flows. We target long-term contracts with an average term of over 10 years. Additionally, many of our contracts include MVCs and/or acreage dedications, and we intend to enter into contracts with similar or more favorable provisions in the future as we continue to grow our business. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately 92% of our Produced Water Handling revenues were attributable to acreage dedications or MVC contracts.
Increase our recycled water throughput and reduce groundwater withdrawals to advance sustainability and improve our margins
We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability. We are a leader in helping operators in the Permian Basin transition away from using groundwater sources for completions and instead utilize a sustainable source of recycled water. Increasing the use of recycled water not only helps our customers achieve their sustainability goals but also allows us to collect multiple fees on the same barrel of water while improving our profit margins as we are able to avoid certain costs associated with standalone produced water handling. The ability to increase cost savings and improve margins provides us with a second leg of earnings growth beyond increasing our throughput volumes. Through our ambitious long-term targets, we will continue to facilitate greater recycled-produced water adoption across the industry. We have set internal goals that 85% and 98% of all water sold to our customers will be recycled produced water by 2025 and 2030, respectively.
Maximize shareholder value and capitalize on accretive expansion opportunities
We seek to maximize shareholder returns by prudently deploying capital to the most accretive growth opportunities, returning capital to shareholders where appropriate, and conservatively managing our balance sheet. Our business plan focuses on growing our free cash flows by supporting our customers’ regional production and sustainability goals through long-term fee-based contracts. We believe growing our free cash flows over time will allow us flexibility to enhance shareholder returns by returning capital to shareholders, such as through dividends and share buybacks (to the extent determined by our Board).
We have a disciplined capital allocation process and evaluate all growth capital expenditures on a project-level returns basis. We maintain close relationships and open communication with our customers, which allows us to accelerate or delay our capital plans in real-time, maximizing our efficiency and return on capital deployed.
Our management has successfully permitted, developed, constructed and operated the assets needed to service growing total barrels handled, sold or transferred in the Permian Basin, while maintaining a conservative capital structure, sufficient liquidity and ample financial flexibility to meet our objectives and those of our customers. We intend to continue to pursue accretive growth projects that meet our return thresholds and strategically improve the value of our assets. Our integrated network provides accretive, organic growth opportunities where we expect to expand and enhance the value of our existing infrastructure.
In addition, we plan to evaluate and strategically pursue acquisitions that create synergies, strengthen our relationships with existing and prospective customers and meet our financial return thresholds while maintaining significant balance sheet flexibility.
Our Customers and Contracts
Customers
We have long-term contracts with some of the most active and well-capitalized oil and gas operators in the Permian Basin which are increasingly focused on sustainability and minimizing the environmental impact of their operations. Since inception, we have consistently won new contracts and deepened relationships with existing customers, many of which have executed multiple contracts with us. As of June 30, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers across approximately 550,000 dedicated acres.
As of June 30, 2021, the weighted average remaining life of our Produced Water Handling acreage dedication contracts was approximately 10 years. Our five largest customers for the six months ended June 30, 2021 were affiliates of ConocoPhillips, Occidental Petroleum Corporation, Exxon Mobil Corporation, Marathon Oil Corporation and Chevron Corporation. These five customers represent approximately 76% of our revenues for the six months ended June 30, 2021.
Contracts — Produced Water Handling
As produced water volumes from oil and natural gas production in the Permian Basin have significantly grown in recent years, long-term contract structures like those used in the hydrocarbon midstream sector have been adopted for water services. In our Produced Water Handling business, we primarily enter into two types of contracts with our customers: acreage dedications and MVCs. These contractual arrangements are generally long-term. All produced water transported on our gathering pipeline infrastructure for handling or recycling is subject to fee-based contracts, which are generally subject to annual CPI-based adjustments.
Acreage dedications. Acreage dedications are term contracts pursuant to which a customer dedicates all water produced from current and future wells that they own or operate in a dedicated area to our system. In turn, we commit to gather and handle or recycle such produced water. As of June 30, 2021, our acreage dedications covered approximately 550,000 acres and had a weighted average remaining life of approximately 10 years.
MVCs. Under our MVC contracts, our customers guarantee to (i) deliver a certain minimum daily volume of produced water to our pipeline network at an agreed upon fee, or (ii) pay a deficiency fee if the minimum daily volume is not met for a specified period. As of June 30, 2021, our contracted aggregate MVCs totaled greater than 160,000 bwpd of produced water and the weighted average remaining life of our MVCs was over three years.
We also enter into spot arrangements whereby we can elect to gather and handle our customers’ produced water to the extent we have capacity on our systems when they request offtake capacity. We refer to these volumes as spot volumes. When producers have a need for produced water handling services at locations which are not otherwise contracted to us, we will enter into spot arrangements in order to utilize available capacity and increase volume throughput on our systems.

The following table provides an overview of our active contracts:
Percentage of Produced Water Handling Revenue	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Acreage Dedication	75%	71%
Minimum Volume Commitments	17%	21%
Spot Volumes	8%	8%
Total	100%	100%
Acreage Dedications	As of June 30, 2021
Acreage Under Contract (thousands of acres)	550
Weighted Average Remaining Life (years)	9.7

Minimum Volume Commitments
Volumetric Commitment (kbwpd)	162
Weighted Average Remaining Life (years)	3.6
Contracts—Water Solutions
Our Water Solutions contracts are primarily structured as spot contracts or acreage dedications where we agree to supply water, including recycled water, to our customers for their operations.
We believe our integrated business model, history of operational execution, asset footprint and commitment to produced water recycling are important to current and prospective customers and support our leading position in water recycling in the Permian Basin. We are increasingly entering into longer-term contracts with new and existing customers to provide them with recycled water and groundwater.
Our People
As June 30, 2021, we had a total of 141 employees, 29 of which service our corporate function headquarters and 112 work in field locations. We hire independent contractors on an as needed basis. We and our employees are not subject to any collective bargaining agreements.
Safety is one of our greatest priorities, and we have implemented safety management systems, procedures, trainings, and other tools to help protect our employees and contractors. We strive to hire local employees and have provided mentoring programs for employees to develop specialized skills necessary for our industry. We also provide career development programs to create opportunities for advancement. We encourage development of local leadership and team-based collaboration at our worksites. Our benefits include (i) health care for full-time employees and their eligible dependents, (ii) access to a Safe Harbor 401(k) Plan with a company match of up to 4% of the employee’s salary, (iii) basic life, accidental death & dismemberment, and short and long-term disability insurance, (iv) a family and medical leave policy which affords eligible (hourly and salaried) employees with up to 12 weeks leave for a serious health condition, the care of a family member, or the birth or adoption of a child, (v) wages that exceed state and federal standards and minimums, and (vi) our 2021 Plan, which give certain key employees an opportunity to share in our success.
We foster a diverse and inclusive culture, and greater than 50% of our workforce is minority and/or female as of June 30, 2021. We also support local communities where we operate by giving to and volunteering with first responders and local charities.
Organizational Structure and Corporate Information
Aris Inc. was incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. Please read “Corporate Reorganization.”

We were originally formed in November 2015 as Solaris LLC, by our management, Trilantic, Yorktown and other investors to focus on developing sustainable produced water infrastructure and produced water recycling solutions. Our principal executive offices are located at 9811 Katy Freeway, Suite 700, Houston, Texas 77024, and we have additional offices in Midland, Texas and Carlsbad, New Mexico. Our website address is www.ariswater.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Competition
We compete with public and private water infrastructure companies as well as operators developing systems in-house for produced water handling and recycling in the areas in which we operate. Competition in the water infrastructure industry is based on the geographic location of facilities, business reputation, operating reliability and flexibility, available capacity and pricing arrangements for the services offered. We compete with other companies that provide similar services in our areas of operations, but we benefit from our relationships with large operators in the Permian Basin, including ConocoPhillips, and our reputation as a proven, reliable service provider and our deep commitment to recycling and sustainability. As we seek to expand our water gathering, recycling and handling services to new customers, we will continue to face a high level of competition.
Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, extreme weather conditions during parts of the year could adversely impact the well-completion activities of our customers, who are oil and natural gas operators, thereby reducing the amount of produced water to be gathered and either recycled or handled.
Insurance
Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We maintain our own general liability, product liability, property, business interruption, workers compensation and pollution liability insurance policies, among other policies, at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.
Regulation
We are subject to a variety of laws in connection with our operations, including those related to the environment, health and safety, personal privacy and data protection, intellectual property, advertising and marketing, labor, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is possible that as our business grows and evolves, we will become subject to additional laws and regulations. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. In the course of implementing our programs to ensure compliance with applicable laws and regulations, certain instances of potential non-compliance may be identified from time to time. We cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any. This section sets forth the summary of material laws and regulations relevant to our business operations.
Environmental and Occupational Safety and Health Matters
Our operations and the operations of our customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the disposal of waste and other materials. Numerous governmental entities, including the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to take fresh water from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing belowground formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure on our part or the part of our customers to comply with these laws and regulations could result in the impairment or cancellation of operations, assessment of sanctions, including administrative, civil and criminal penalties, injunctions, reputational damage, the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area.
The trend in U.S. environmental regulation is typically to place more restrictions and limitations on activities that may affect the environment. Any new laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement that result in more stringent and costly construction, completion or water-management activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. The following is a summary of the more significant existing environmental and occupational safety and health laws in the U.S., as amended from time to time, to which our operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.
Hazardous substances and wastes. The federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers’ costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers’ results of operations and financial position.
Wastes containing naturally occurring radioactive materials (“NORM”) may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. Texas and New Mexico have both enacted regulations governing the handling, treatment, storage and disposal of NORM. In addition, NORM handling and management activities are governed by regulations promulgated by the U.S. Occupational Safety and Health Administration (“OSHA”). These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.
The federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.
Water discharges and use. The Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
The CWA also prohibits the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by permit. In 2015, the EPA and the U.S. Army Corps of Engineers (the “Corps”) under the Obama Administration published a final rule attempting to clarify the federal jurisdictional reach over waters of the U.S. However, the EPA rescinded this rule in 2019 and promulgated the Navigable Waters Protection Rule in 2020. The Navigable Waters Protection Rule defined what waters qualify as navigable waters of the United States under Clean Water Act jurisdiction. This rule has generally been viewed as narrowing the scope of waters of the United States as compared to the 2015 rule, and litigation has been filed in multiple federal district courts challenging the rescission of the 2015 rule and the promulgation of the Navigable Waters Protection Rule. In June 2021, the Biden Administration announced plans to develop its own definition for such waters, and in August 2021, a federal judge for the U.S. District Court for the District of Arizona issued an order striking down the Navigable Water Protection Rule.
Separately, in April 2020, a Montana federal judge vacated the Corps’ Nationwide Permit (“NWP”) 12 and enjoined the Corps from authorizing any dredge or fill activities under NWP 12 until the agency completed formal consultation with the U.S. Fish and Wildlife Service (the “USFWS”) under the Endangered Species Act (the “ESA”) regarding NWP 12 generally. The court later revised its order to vacate NWP 12 only as it relates to the construction of new oil and natural gas pipelines, and that order is currently on appeal in the Ninth Circuit Court of Appeals. The Supreme Court narrowed the applicability of the order to the Keystone XL pipeline pending the outcome of the Ninth Circuit’s decision, and in May 2021 the Biden Administration argued that this suit is now moot given the discontinuation of the Keystone XL pipeline. Further, the Corps reissued NWP 12 as well as other NWPs in 2021 without consulting with USFWS, and environmentalists have challenged the re-issuance on that basis in federal court.
Water handling facilities and induced seismicity. Saltwater disposal via underground injection is regulated pursuant to the Underground Injection Control (“UIC”) program established under the federal Safe Drinking Water Act (the “SDWA”) and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.
Furthermore, in response to seismic events in the past several years near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells. In response to these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission (the “TRC”), adopted disposal well rule amendments designed, among other things, to require applicants for new disposal wells that will receive non-hazardous produced water or other oil and natural gas waste to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new disposal well. If the permittee or an applicant for a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone, or if scientific data indicates such a disposal well is likely to be, or determined to be, contributing to seismic activity, then the TRC may deny, modify, suspend or terminate the permit application or existing operating permit for that disposal well. The TRC has used this authority to deny permits for waste disposal wells. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of produced water gathered from our customers by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.
Hydraulic fracturing activities. Hydraulic fracturing involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and natural gas commissions or similar agencies. However, the practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal agencies that have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities, as well as published an Advanced Notice of Proposed Rulemaking regarding Toxic Substances Control Act (“TSCA”) reporting of the chemical substances and mixtures used in hydraulic fracturing.
Additionally, in 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under some circumstances.
Various policy makers, regulatory agencies and political candidates at the federal, state and local levels have proposed restrictions on hydraulic fracturing, including its outright prohibition. In January 2021, President Biden signed an executive order that, among other things, instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the acting Secretary of the Interior issued an order imposing a 60-day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on federal lands, unless approved by senior officials at the Department of the Interior. In March 2021, prior to the expiration of the Secretary of the Interior’s order, President Biden announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits. In June 2021, a federal judge for the U.S. District Court of the Western District of Louisiana issued a nationwide preliminary injunction against the pause of oil and natural gas leasing on public lands or in offshore waters while litigation challenging that aspect of the executive order is ongoing. The full impact of these federal actions remains unclear, and if other restrictions or prohibitions become effective in the future, they could have an adverse impact on our business, financial condition, results of operations and cash flows. Some state and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. In recent years, for example, various bills have been introduced in the New Mexico Senate to place a moratorium on hydraulic fracturing.
In the event that new federal, state or local restrictions or bans on the hydraulic fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such requirements that may be significant in nature and our customers could experience added restrictions, delays or cancellations in their exploration, development, or production activities, which would in turn reduce the demand for our services and have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
Air Emissions. The U.S. Clean Air Act (“CAA”) and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers’ development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions-related issues. For example, in 2015, the EPA issued a final rule under the CAA, lowering the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone from the current standard of 75 parts per million to 70 parts per million under both the primary and secondary standards to provide requisite protection of public health and welfare, respectively. Since that time, the EPA has issued area designations with respect to ground-level ozone and final requirements that apply to state, local, and tribal air agencies for implementing the 2015 NAAQS for ground-level ozone.
Climate Change. Climate change continues to attract considerable public, political and scientific attention. As a result, numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. At the federal level, in December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA.
President Biden and the Democratic Party, which now controls Congress, have identified climate change as a priority, and it is expected that new executive orders, regulatory action and/or legislation targeting greenhouse gas emissions, or prohibiting or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. The Biden Administration, for example, reentered the United States into the Paris Agreement in February 2021. In addition, the Biden Administration has already issued multiple executive orders pertaining to environmental regulations and climate change, including the Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis and Executive Order on Tackling the Climate Crisis at Home and Abroad. In the latter executive order, President Biden established climate change as a primary foreign policy and national security consideration, affirmed that achieving net-zero greenhouse gas emissions by or before midcentury is a critical priority, affirmed the Biden Administration’s desire to establish the United States as a leader in addressing climate change, generally further integrated climate change and environmental justice considerations into government agencies’ decisionmaking, and eliminated fossil fuel subsidies, among other measures. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its greenhouse gas emissions by 50-52% from 2005 levels by 2030.
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce emissions of GHGs in recent years. In the absence of Congressional action, many states have established rules aimed at reducing or tracking GHG emissions. In January 2019, New Mexico’s governor signed an executive order declaring that New Mexico would support the goals of the Paris Agreement by joining the U.S. Climate Alliance, a bipartisan coalition of governors committed to reducing greenhouse gas emissions consistent with the goals of the Paris Agreement. The stated objective of the executive order is to achieve a statewide reduction in greenhouse gas emissions of at least 45% by 2030 as compared to 2005 levels. The executive order also requires New Mexico regulatory agencies to create an “enforceable regulatory framework” to ensure methane emission reductions. Pursuant to that executive order, in 2020, the New Mexico Oil Conservation Division and New Mexico Environment Department proposed certain rules regarding the reduction of natural gas waste and the control of emissions. Those proposed rules, if implemented, would include, among other things, requirements that upstream and midstream operators reduce natural gas waste by a fixed amount each year and achieve a 98% natural gas capture rate by the end of 2026. Similar efforts have been made in the New Mexico state legislature, including a 2021 bill that would set greenhouse gas emission reduction goals.
Many states have also established or begin participating in GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and natural gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.
Endangered Species. The federal Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the federal Migratory Bird Treaty Act (the “MBTA”) and Bald and Golden Eagle Protection Act (“BGEPA”). To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA or BGEPA, live in the areas where we or our oil and gas producing customers operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customers’ drilling activities may be delayed, restricted, or cancelled in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, the U.S. Fish & Wildlife Service (the “FWS”) may make determinations on the listing of unlisted species as endangered or threatened under the ESA. For example, on June 1, 2021, USFWS proposed two distinct population segments of the lesser prairie-chicken under the ESA. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.
Chemical Safety. We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as TSCA in the U.S. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in 2016, President Obama signed into law the Frank R. Lautenberg Chemical Safety for the 21st Century Act (the “Lautenberg Act”), which substantially revised TSCA. Amongst other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those “grandfathered” under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.
Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. These concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.
Occupational Safety and Health and other legal requirements. We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA’s hazard communication standard, the EPA’s Emergency Planning and Community Right-to-Know Act and comparable state regulations and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.
Legal Matters
We are from time to time involved in various claims, litigation matters, contract negotiations and disputes, and we anticipate that we will be involved in such matters from time to time in the future. The operating hazards inherent in our business expose us to claims and litigation, including personal injury litigation, environmental litigation, contractual litigation with customers, intellectual property litigation, tax or securities litigation and administrative actions by regulatory agencies. Risks associated with litigation include potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim.

MANAGEMENT
Set forth below are the name, age, position and description of the business experience of our executive officers, directors and director nominees, as of October 21, 2021.
Name	Age	Position
William A. Zartler	56	Founder and Executive Chairman
Amanda M. Brock	60	President and Chief Executive Officer and Director
Brenda R. Schroer	45	Chief Financial Officer
Joseph Colonnetta	59	Director Nominee
Debra G. Coy	63	Director Nominee
W. Howard Keenan, Jr.	70	Director Nominee
Andrew O’Brien	47	Director Nominee
Donald C. Templin	58	Director Nominee
M. Max Yzaguirre	61	Director Nominee
William A. Zartler—Founder and Executive Chairman. William A. Zartler has served as the Founder and Executive Chairman of Aris Inc. since September 2021 and the Chairman and Chief Executive Officer of our predecessor since 2015. Mr. Zartler founded Solaris Oilfield Infrastructure, Inc. (NYSE:SOI) and has served as its Chairman and Chief Executive Officer since 2014. Mr. Zartler brings over 30 years of experience to Aris Inc. with an extensive background in both energy investing and managing growth businesses. Prior to founding our predecessor and Solaris Oilfield Infrastructure, Inc., Mr. Zartler was a Founder and Managing Partner of Denham Capital Management (“Denham”), a global energy and commodities private equity firm. He led Denham’s global investing activity in the midstream and oilfield services sectors and served on the investment and executive committees. While at Denham, Mr. Zartler served on the boards of numerous portfolio companies. Prior to joining Denham, Mr. Zartler was Senior Vice President and General Manager at Dynegy (formerly known as “NGCCorp”) and an Olefin Feedstock Manager at the Dow Chemical Company. Mr. Zartler received a Bachelor of Science in Mechanical Engineering from The University of Texas at Austin and a Master of Business Administration from Texas A&M University. He completed the Stanford Business School Executive Program and serves on the Advisory Board of the Cockrell School of Engineering at The University of Texas at Austin and the Board of Directors of the Texas Business Hall of Fame Foundation.
We believe that Mr. Zartler’s industry experience and deep knowledge of our business makes him well suited to serve as a member of our Board.
Amanda M. Brock—President and Chief Executive Officer and Director. Amanda M. Brock has served as the President and Chief Executive Officer of Aris Inc. since September 2021 and the President and Chief Operating Officer of our predecessor since 2017. Ms. Brock has also served as a Director of our predecessor since December 2020. Ms. Brock has spent her career focused in the global oil and gas, power and water sectors. Before joining our predecessor, Ms. Brock was Chief Executive Officer of Water Standard, a water treatment company focused on desalination and produced water treatment and recycling in both the upstream and downstream energy industry, from 2009 to 2017. Previously, Ms. Brock was President of the Americas for Azurix and was responsible for developing water infrastructure and services in the Americas. Ms. Brock has served on the board of Coterra Energy Inc. (NYSE:CTRA) (formerly Cabot Oil & Gas Corporation) since 2017 and the board of Macquarie Infrastructure Corporation (NYSE:MIC) since September 2018. Ms. Brock is also the incoming chair of the Texas Business Hall of Fame. She previously served on the Board of Trustees of LSU Law School, and the Texas Water Commission. She completed her undergraduate degree in South Africa and earned her law degree at Louisiana State University, where she was a member of the Law Review, and began her career as a lawyer at Vinson & Elkins LLP. In 2016, Ms. Brock was named one of the Top 10 Women in Energy by the Houston Chronicle and one of the Top 25 in water globally by WWI. In 2020, Ms. Brock was named one of the Top 25 Influential Women in Energy by Hart Magazine.
Ms. Brock has broad knowledge of the energy industry and significant experience with water infrastructure companies. We believe her skills and background qualify her to serve as a member of our Board.

Brenda R. Schroer—Chief Financial Officer. Brenda R. Schroer has served as the Chief Financial Officer of Aris Inc. since May 2021. Ms. Schroer served as the Interim Chief Financial Officer of our predecessor from March 2021 until being appointed as the Chief Financial Officer of our predecessor in June 2021. Ms. Schroer previously served on the board of our predecessor from July 2019 through February 2021. Ms. Schroer previously served as the Senior Vice President, Chief Financial Officer and Treasurer of Concho from January 2019 through January 2021. She also served as the Senior Vice President, Chief Accounting Officer and Treasurer of Concho from May 2017 to January 2019. Ms. Schroer joined Concho in 2013, and held other roles including Vice President, Chief Accounting Officer and Treasurer. Prior to joining Concho, Ms. Schroer was with Ernst & Young LLP since 1999. Her most recent position was Americas Oil & Gas Sector Resident within the national audit practice. Ms. Schroer has served on the board of Antero Resources Corporation (NYSE:AR) since April 2021 and currently serves as chairman of the audit committee. Ms. Schroer was named one of 25 Influential Women in Energy in 2020 by Hart Energy. Ms. Schroer received a Bachelor of Business Administration in Accounting from West Texas A&M University and a Master of Science in Accounting from Texas A&M University. Ms. Schroer is a certified public accountant in the state of Texas.
Joseph Colonnetta—Director Nominee. Mr. Colonnetta has served as a director of our predecessor since December 2016. and is a partner with HBC Investments and has over 30 years of experience in the private equity industry as both an operator and investor. Since 2011, he has served as the Founding and General Partner of HBC Investments, which specializes in middle market private equity investments. Beginning in 2012, Mr. Colonnetta served for 8 years as a Trustee on the Teachers’ Retirement System of Texas (Texas Teachers’ Board). Mr. Colonnetta also served as the Chairman of the prominent Investment Committee of the Texas Teachers’ Board. Mr. Colonnetta has served as a Director and Chairman on numerous private and public company boards. Currently, he serves on the boards of Getka Energy and Storage and Thunderbird LNG (a partner with Kinder Morgan in Gulf LNG). He also is a Trustee of St. Michael’s Episcopal Foundation. Mr. Colonnetta graduated from the University of Houston in 1985.
We believe that Mr. Colonnetta’s investment experience, as well as his history as a director, will make him a valuable addition to our board.
Debra G. Coy—Director Nominee. Ms. Coy is a Principal of Svanda & Coy Consulting and an advisor to XPV Water Partners, a growth equity fund, where she served as Partner from February 2015 through February 2020. Ms. Coy currently serves as a director of Global Water Resources, Inc. (Nasdaq: GWRS), Willdan Group, Inc. (Nasdaq: WLDN), Axius Water Holdings, and Water for People, a global non-profit, and is a member of the Audit Committee for Willdan Group, Inc. Ms. Coy was a director for AquaVenture Holdings from February 2019 until the company was acquired in March 2020. Previously, Ms. Coy worked on Wall Street as an equity research analyst for more than 20 years. She was Managing Director leading coverage of the water sector for Janney Montgomery Scott’s Capital Markets group, and also held senior equity research roles with the Stanford Washington Research Group, Schwab Capital Markets, HSBC Securities and National Westminster Bank. Ms. Coy obtained a Bachelor of Arts degree from the Southern Adventist University in 1979 and a Master of Arts degree from the University of Maryland in 1986.
We believe Ms. Coy's industry expertise, business acumen and board experience will make her a valuable addition to our board.
W. Howard Keenan, Jr.—Director Nominee. Mr. Keenan has served as a director of our predecessor since September 2016. Mr. Keenan has over 40 years of experience in the financial and energy businesses and has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry, since its inception in 1997. From 1975 to 1997, he was in the Corporate Finance Department of the investment bank Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the boards of directors of the following public companies: Antero Resources Corporation (NYSE: AR), Antero Midstream Corporation (NYSE: AM), Brigham Minerals, Inc. (NYSE: MNRL) and Solaris Oilfield Infrastructure, Inc. (NYSE: SOI). Mr. Keenan also serves on the Compensation Committee of Antero Midstream Corporation (NYSE:AM). In addition, he is serving or has served as a director of multiple Yorktown Partners portfolio companies. Mr. Keenan obtained an AB from Harvard University in 1973, and MBA from Harvard Business School in 1975.
We believe that Mr. Keenan’s experience as a public company director will make him a valuable addition to our board.

Andrew O’Brien—Director Nominee. Mr. O'Brien has served as a director of our predecessor since June 2021. He currently serves as vice president and treasurer of ConocoPhillips. Mr. O'Brien has more than 20 years of experience in the oil and gas industry. He has served in a variety of finance, strategy and economist roles in the U.K., Canada, Alaska, Indonesia, and Houston. Mr. O'Brien's prior leadership roles include vice president, Corporate Planning and Development; manager, Lower 48 Finance; manager, Investor Relations; manager, Strategy and Portfolio Management; and vice president, Finance and IT for ConocoPhillips Indonesia. He began his career with ConocoPhillips in 1997 as a financial analyst in Warwick, England. Mr. O'Brien was appointed to his current role in May 2021. Mr. O'Brien is a chartered management accountant and graduated from the University of Plymouth in 1996 with a bachelor's degree in business administration.
We believe that Mr. O'Brien's experience in the oil and gas industry will make him a valuable addition to our board.
Donald C. Templin—Director Nominee. Mr. Templin most recently served as Executive Vice President and Chief Financial Officer of Marathon Petroleum Corporation (NYSE: MPC) (“Marathon”) from July 2019 to January 2021, and also served as President of Marathon from July 2017 to June 2019. Mr. Templin also served as the President of MPLX, LP, which is Marathon’s public midstream subsidiary, from January 2016 to June 2017. Mr. Templin joined Marathon in June 2011 and other positions he held at Marathon include Executive Vice President – Supply, Transportation and Marketing and Senior Vice President and Chief Financial Officer. Prior to joining Marathon, Mr. Templin served as a Partner at PricewaterhouseCoopers. Mr. Templin currently serves on the board of MPLX, LP and One Energy, and is a member of One Energy’s audit committee. Mr. Templin graduated from Grove City College in 1984 with a Bachelor of Arts degree.
We believe that Mr. Templin’s prior public company experience, industry experience and business acumen will make him a valuable addition to our board.
M. Max Yzaguirre—Director Nominee. Mr. Yzaguirre served on the Boards of Directors of BBVA USA Bancshares and BBVA USA Bank from 2009 until June 2021. From May 2017 through February 2021, Mr. Yzaguirre also served first as Chairman and CEO of the Forbes Bros. U.S. operation and ultimately as the Executive Chairman of Forbes Bros. Holdings. Mr. Yzaguirre also served as the Chairman of the Public Utility Commission of Texas from 2001 to 2002 and was a member of the board of directors of Texas Regional Bancshares, Inc. from 2000 until 2006. Mr. Yzaguirre has over 35 years of leadership experience in domestic and international business, government and law, and expertise in a wide variety of industries and sectors, including electricity, oil and gas, banking, real estate, telecommunications and private equity investing. Mr. Yzaguirre obtained a Bachelor of Business Administration degree from University of Texas at Austin in 1983 and a Juris Doctor degree from the University of Texas School of Law in 1986.
We believe that Mr. Yzaguirre’s previous board and executive experience will make him a valuable addition to our board.
Composition of Our Board
Upon the consummation of the offering, our Board will consist of eight directors. In accordance with our amended and restated certificate of incorporation and bylaws, the number of directors on our Board will be determined from time to time by the Board.
In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the Board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the Board.
Our amended and restated certificate of incorporation will provide that the Board will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board will be elected each year. In connection with this offering Amanda M. Brock and W. Howard Keenan, Jr. will be designated as Class I directors, William A. Zartler, Joseph Colonnetta and Debra G. Coy will be designated as Class II directors, and Andrew O'Brien, Donald C. Templin and M. Max Yzaguirre will be designated as Class III directors. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board

Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the Board shall be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed for “cause” by the affirmative vote of at least 66-2/3% of the voting power of our outstanding shares of common stock.
Role of our Board in Risk Oversight
We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our Board believes that risk management is an important part of establishing, updating and executing on our business strategy. Our Board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of our company. Our Board focuses its oversight on the most significant risks facing our company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of our senior management on areas of material risk to our company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on our company.
Director Independence
The Board has determined that each of Joseph Colonnetta, Debra G. Coy, W. Howard Keenan, Jr., Donald C. Templin and M. Max Yzaguirre are independent within the meaning of the listing standards of the NYSE, currently in effect.
Board Committees
Following the completion of this offering, the Board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, and to oversee the internal and external audit processes. The audit committee will also assist the Board in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the Board. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of its advisors. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.
Upon the completion of this offering, Donald C. Templin, Debra G. Coy and M. Max Yzaguirre are expected to be the members of our audit committee. The Board has determined that Donald C. Templin qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act and that each of Donald C. Templin, Debra G. Coy and M. Max Yzaguirre (i) meets the financial literacy requirements of the listing standards of the NYSE and (ii) is independent for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the NYSE.
Compensation Committee
The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.
The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans.
Upon the completion of this offering, M. Max Yzaguirre, Joseph Colonnetta and Donald C. Templin are expected to be the members of our compensation committee. The Board has determined that each of M. Max Yzaguirre, Joseph Colonnetta and Donald C. Templin is independent under the listing standards of the NYSE, including the heightened independent standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exhange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. Subject to the rights of ConocoPhillips and Yorktown under the director nomination agreement as described under “Certain Relationships and Related Party Transactions—Director Nomination Agreement,” the committee will make recommendations to our Board regarding director candidates and assist our Board in determining the composition of our Board and its committees. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.
Upon the completion of this offering, Joseph Colonnetta, W. Howard Keenan and Debra G. Coy are expected to be the members of our nominating and corporate governance committee. The Board has determined that each of Joseph Colonnetta, W. Howard Keenan and Debra G. Coy are independent under the listing standards of the NYSE.
Compensation Committee Interlocks and Insider Participation
Except as disclosed under “Certain Relationships and Related Party Transactions,” none of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the Board, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board.
Code of Business Conduct and Ethics
Prior to the effective date of the registration statement of which this prospectus is a part, our Board will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our code of business conduct and ethics will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our directors and executive officers will be disclosed on our website at www.ariswater.com as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.
Corporate Governance Guidelines
Prior to the effective date of the registration statement of which this prospectus is a part, our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION
Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2020 (the “2020 Fiscal Year”) are as follows:
•	William A. Zartler, our Founder and Executive Chairman;
•	Amanda M. Brock, our President and Chief Executive Officer and Director; and
•	Chris B. Work, our former Chief Financial Officer.
Mr. Work resigned from his position and terminated employment with the Company effective as of November, 30, 2020, at which time Mr. Zartler and Ms. Brock assumed his responsibilities. As of the end of the 2020 Fiscal Year, we had only two executive officers. Following the end of the 2020 Fiscal Year, we appointed Brenda R. Schroer as our Chief Financial Officer. Although she served as a member of our board of directors in 2020, Ms. Schroer was not employed by us at any time during the 2020 Fiscal Year and received no compensation for her services as a director. Prior to their respective appointments as Founder and Executive Chairman and President and Chief Executive Officer effective as of September 20, 2021, Mr. Zartler served as our Chairman and Chief Executive Officer and Ms. Brock served as our President and Chief Operating Officer.
2020 Summary Compensation Table
The table below sets forth the annual compensation earned by or granted to the NEOs during the 2020 Fiscal Year.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	All Other Compensation ($)(2)	Total ($)
William A. Zartler Founder and Executive Chairman	2020	381,808	250,000	7,266	639,074
Amanda M. Brock President and Chief Executive Officer	2020	328,173	255,000	11,400	594,573
Chris B. Work Former Chief Financial Officer	2020	271,060	—	136,837	407,897
(1)
We typically have 26 payroll periods in each calendar year; however salary amounts for 2020 include one additional payroll period resulting in numbers that slightly exceed the executive’s annual base salary for the year.

(2)
Amounts in this column represent: (i) matching contributions under the Company’s 401(k) plan during the 2020 Fiscal Year for each NEO, and (ii) a $100,000 severance payment and $25,437 in accrued but unused paid time off that were paid to Mr. Work in connection with his November 2020 departure.

Narrative Disclosure to Summary Compensation Table
Base Salaries
At the start of the 2020 Fiscal Year, Mr. Zartler, Ms. Brock and Mr. Work’s base salaries were set at $360,000, $300,000 and $275,000, respectively. Cost of living adjustments were approved in February of 2020, increasing Mr. Zartler, Ms. Brock and Mr. Work’s base salaries to $369,000, $307,500 and $281,875, respectively. Ms. Brock received a further annual base salary increase to $340,000 in September of 2020 in order to provide her with a more market competitive salary given her role and responsibilities.
For the 2021 Fiscal Year, Mr. Zartler’s base salary has been increased to $374,170 and Ms. Brock’s base salary has been increased to $364,760, as part of annual cost of living adjustments as well as in recognition of strong performance. In connection with this offering and the assumption of their new respective roles as Executive Chairman and as Chief Executive Officer, Mr. Zartler’s base salary will be further increased to $400,000 and Ms. Brock's to $700,000.
Annual Bonus
We maintained a discretionary bonus program for the 2020 Fiscal Year. Under this program, Mr. Zartler assessed the performance of Ms. Brock and recommended her 2020 bonus amount to our board of directors for approval. Our board of directors assessed the performance of Mr. Zartler and determined his final bonus amount.

Our board retained ultimate discretion for determining final bonus payouts for all NEOs. Neither officer was present during any discussions concerning his or her own bonus payments. Mr. Work was not eligible for a 2020 annual bonus given his departure prior to fiscal year end.
In determining the final bonus amounts set forth in the Summary Compensation Table above, our board of directors considered the company’s growth in earnings, volumes, completion of a strategic transaction with Concho, water recycling business growth, safety and environmental performance and each individual’s performance. With respect to his bonus, in addition to the aforementioned considerations, the board of directors also considered Mr. Zartler’s leadership of the company through the dynamic market conditions driven by the Covid 19 pandemic. In addition, with respect to Ms. Brock’s bonus, the board also considered her contribution to the growth and stability of the company through the market uncertainty created by the Covid 19 pandemic.
Profits Units
We have historically provided long-term incentive compensation to our key employees and officers, including our NEOs, through the issuance of Class C units to Solaris Midstream Investment, LLC (“Solaris Investment”), which then issues a corresponding number of Class C units (“Profits Units”) to the applicable grantee pursuant to a grant agreement. The Profits Units are intended to be profits interests for U.S. federal income tax purposes, and generally subject to specified vesting requirements as provided in the grant agreement, entitle the recipient to receive a portion of Solaris Investment distributions after the company’s other unitholders receive a return of their capital plus an 8% preferred return.
Although our NEOs did not receive any grants of Profits Units during the 2020 Fiscal Year, on September 21, 2016, Mr. Zartler received a grant of 230,000 Profits Units, and on November 15, 2017 and March 7, 2019, Ms. Brock received grants of 100,000 and 40,000 Profits Units, respectively. Pursuant to the applicable grant agreements, 60% of these Profits Units vest in equal installments on the first, second, and third anniversaries of the grant date and 40% of the Profits Units vest, generally subject to the grantee’s continued employment though a monetization event, which includes the consummation of this public offering. Mr. Work was granted 100,000 Profits Units on September 21, 2016 and 20,000 Profits Units on October 24, 2018. In connection with his separation, his 2016 grant was fully vested and he vested in 8,000 of the Profits Units granted in 2018. All other unvested Profits Units were forfeited.
A total of 1,000,000 Profits Units are authorized under the Limited Liability Company Agreement of Solaris Investment and a total of 878,600 Profits Units have currently been issued. In connection with this offering any unallocated Profits Units are expected to be allocated among current employees who are Profits Units holders. Following the consummation of this public offering, at the Company’s election vested Profits Interests may be exchanged for cash payments tied to the value of our Class B common stock.
The Profits Units held by Mr. Zartler and Ms. Brock are subject to certain treatment upon a termination of employment, as described under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Profits Units” below. The grant agreements also include customary post-termination non-competition and non-solicitation covenants as well as non-disparagement, confidentiality and intellectual property assignment provisions.
Separation and Severance Agreements
On September 29, 2020, we entered into a Separation Agreement and Release with Mr. Work (the “Work Separation Agreement”). Pursuant to the terms of the Work Separation Agreement, Mr. Work resigned as our Chief Financial Officer effective as of November 30, 2020, following a negotiated transition period. Under the Work Separation Agreement, Mr. Work received a $100,000 cash severance payment and accelerated vesting of certain of his Profits Units, as described above under “Narrative Disclosure to Summary Compensation Table—Profits Units.” The Work Separation Agreement also included a general release of claims in our favor.
Although Mr. Zartler and Ms. Brock were not subject to any severance plans or agreements as of the end of Fiscal Year 2020, on January 29, 2021 we entered into letter agreements (the “Severance Agreements”) with each of these NEOs that provide certain severance protections in the event of a termination without cause. These agreements are described further under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Severance Agreements” below.

Outstanding Equity Awards at 2020 Fiscal Year-End
The table below reflects information regarding vested and unvested Profits Units held by the NEOs as of December 31, 2020.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price(5)	Option Expiration Date(4)
William A. Zartler	138,000	—	92,000	N/A	N/A
Amanda M. Brock	68,000	16,000	56,000	N/A	N/A
Chris B. Work	108,000	—	—	N/A	N/A
(1)
Although the Profits Units do not require the payment of an exercise price, they are most economically similar to stock options, and as such, they are more properly classified as “options” under the definition provided in Item 402 of Regulation S-K as an instrument with an “option-like feature.”

(2)
Amounts in this column represent vested Profits Units. Unlike an option, these are not “exercisable” at the holder’s election, but rather entitle to holder to participate in certain distributions as described under “Narrative Disclosure to Summary Compensation Table—Profits Units” above.

(3)
Amounts in this column represent unvested Profits Units, which will vest as to one-half on March 7, 2021 and one-half on March 7, 2022, subject to the NEO’s continued employment through each vesting date.

(4)
Amounts in this column represent unvested Profits Units, which will vest only upon the occurrence of a monetization event, subject to the NEO’s continued employment through such event. The consummation of this offering will be a monetization event for these purposes.

(5)	The Profits Units are not traditional options, and therefore, there is no exercise price or expiration date associated with them.
Retirement Benefits
The Company has not maintained, and does not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. The companies’ 401(k) plans currently provide a dollar-for-dollar matching contribution on up to 4% of a participant’s eligible deferred compensation.
Potential Payments Upon Termination or a Change in Control
Profits Units
Unvested Profits Units are generally forfeited upon any termination of employment and vested Profits Units are generally forfeited in the event of a holder’s termination of employment for cause or resignation without good reason. However, the Profits Unit grant agreements also provide that in the event that the applicable NEO is terminated without cause or resigns for good reason within 6 months prior to the date of a monetization event, the NEO will be deemed to have not forfeited any unvested profits units in connection with such termination of employment and will immediately vest in any unvested Profits Units immediately prior to the monetization event.
As used in the grant agreements and Severance Agreements, which are discussed further below:
•
“Cause” generally means (a) commission of an act of fraud, theft or embezzlement or being convicted of, or pleading guilty or nolo contendere to, any felony that (as to any such felony) would reasonably be expected to result in damage or injury to the Company or its affiliates, or to the reputation of any such party; (b) commission of an act constituting gross negligence or willful misconduct that is materially harmful to the Company or its affiliates; (c) engaging in any action that is a violation of a material covenant or agreement of the grantee in favor of the Company or its affiliates that, if curable, is not cured within 15 days of receipt by the grantee of written notice of such violation, (d) material breach of any material covenant or agreement of the grantee under any confidentiality, noncompetition, non-disparagement, non-solicitation or similar agreement, including the provisions contained in the Profits Unit grant agreement; (e) engaging in habitual drug or alcohol abuse; or (f) failure or refusal to use good faith efforts to follow the reasonable directions of his or her supervisor; and

•
“good reason” generally means (a) a material reduction in status, title, position or responsibilities without the agreement of the grantee; (b) a material reduction in annual base salary or failure to pay salary amounts; (c) a material breach by the Company of an agreement with the grantee; or the relocation of the grantee’s principal offices by more than 50 miles, and is subject to a notice and cure period.

Severance Agreements
Under the Severance Agreements, in the event of a termination of employment by the Company without cause that occurs prior to or more than nine months following a monetization event (which includes the consummation of this offering) the applicable NEO may elect to either (i) receive 12 months of continued base salary and be subject to a 12-month post-termination non-competition covenant, or (ii) forego any severance payment, forfeit all vested and unvested Profits Units and be subject to a 6-month post termination non-competition covenant. Upon a termination without cause that occurs within nine months following a monetization event, including the consummation of this offering, the first option noted above will automatically apply. Under the Severance Agreements, in the event of the NEO’s voluntary resignation of employment without good reason, the post-termination non-compete and non-solicitation period will automatically be reduced from 18 to 12 months post-termination.
Special Bonuses
We have approved a special cash bonus pool of $3,000,000 to be allocated among a group of employees in recognition of their efforts in connection with this offering. Under this program, Mr. Zartler and Ms. Brock are each expected to receive $450,000 and Ms. Schroer is expected to receive $140,000. Ms. Schroer will also receive an additional cash bonus of $250,000 in connection with the closing of this offering under the terms of her offer letter with the Company.
2021 Equity Incentive Plan
In advance of the offering, we expect to adopt the 2021 Plan. The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other incentive compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.
The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.
Administration
The 2021 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.
Stock Subject to 2021 Plan
The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed 5,350,000 shares (the “Share Pool”), subject to certain adjustments in the event of a change in our capitalization. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the

2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.
Limits on Non-Employee Director Compensation
Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity will not exceed $750,000 during any calendar year. However, during the calendar year in which a non-employee director first joins our Board or during any calendar year in which a non-employee director serves as chairman or lead director, such aggregate limit will instead be $1,500,000.
Types of Awards
Stock Options. All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed 10 years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.
Stock Appreciation Rights or SARs. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.
Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.
Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.
Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.
Performance Criteria. The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability
Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.
Amendment and Termination
Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, 10 years after such approval by our board of directors.
Anticipated Equity Awards
Following or concurrent with this offering, we may grant time-based restricted stock unit awards (“RSUs”) under the 2021 Plan. The terms of any such awards have not been determined. We currently expect these awards for our executive officers will have a grant date value of approximately $1,700,000, $2,250,000 and $1,000,000, for Mr. Zartler, Ms. Brock and Ms. Schroer, respectively.
Director Compensation
During the 2020 Fiscal Year, none of our directors received compensation for their service on our board of directors. In connection with this offering, the Board has adopted a non-employee director compensation policy, which will become effective upon completion of this offering. Under this policy, each non-employee director will be paid cash compensation as set forth below:
Annual retainer for Board membership	$ 30,000
Annual retainer for Lead Independent Director	$ 10,000
Additional annual retainers
• Chair of the Audit Committee	$ 65,000
• Chair of the Compensation Committee	$ 20,000
• Chair of the Nominating and Corporate Governance Committee	$ 10,000
• Member of the Audit Committee (other than Chair)	$ 40,000
In addition to the annual retainers, each of our non-employee directors will be granted equity awards under the 2021 Plan consisting of an annual award of restricted stock with a grant date fair value equal to $100,000 that vests over a one-year period. In addition, each member of the Audit Committee will be granted equity awards under the 2021 Plan consisting of an annual award of restricted stock with a grant date fair value equal to $40,000 that vests over a one-year period.
The total amount of cash retainers paid and equity awards (valued based on the grant date fair value) granted by the Company to any individual non-employee director in any calendar year for his or her service on the Board will not exceed $750,000, or in the year a non-employee director first joins the Board or serves as chairman or lead independent director $1,500,000.
The Board periodically reviews its non-employee director compensation policy and may revise the compensation arrangements for our directors from time to time.

CORPORATE REORGANIZATION
We were incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus (the “Reorganization”), we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Aris Inc. as the sole managing member of Solaris LLC.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate     Solaris LLC Units and (ii) the right to receive the distributions of shares of Class B common stock described in clause (c) below, (b) Aris Inc. will issue and contribute 35,850,000 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners an aggregate amount of cash equal to 14,705,882 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds.
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:
•
the Existing Owners will own all of the Class B common stock, representing 67.0% of our capital stock of which, (i) ConocoPhillips will own approximately 39.0% of our Class B common stock and an approximate 26.1% interest in Solaris LLC (representing approximately 26.1% of our combined economic interest and voting power) and (ii) Yorktown will own approximately 31.5% of our Class B common stock and an approximate 21.1% interest in Solaris LLC (representing approximately 21.1% of our combined economic interest and voting power);

•	Trilantic and its affiliates will not own any economic interest or voting power in us following this offering;
•	Aris Inc. will own an approximate 33.0% interest in Solaris LLC; and
•	the Existing Owners will own an approximate 67.0% interest in Solaris LLC.
If the underwriters’ option to purchase additional shares is exercised in full:
•
the Existing Owners will own all of the Class B common stock, representing 62.1% of our capital stock (of which, (i) ConocoPhillips will own approximately 39.0% of our Class B common stock and an approximate 24.2% interest in Solaris LLC (representing approximately 24.2% of our combined economic interest and voting power) and (ii) Yorktown will own approximately 31.5% of our Class B common stock and an approximate 19.5% interest in Solaris LLC (representing approximately 19.5% of our combined economic interest and voting power);

•	Aris Inc. will own an approximate 37.9% interest in Solaris LLC; and
•	the Existing Owners will own an approximate 62.1% interest in Solaris LLC.
Please see “Principal Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”
The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”
Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of Solaris LLC Units in connection with this offering, our corporate reorganization or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Aris Inc. These adjustments would not have been available to Aris Inc. absent its acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Aris Inc. would otherwise be required to pay in the future.
Aris Inc. will enter into a Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes from certain increases in tax basis, and from deemed interest deductions arising from these payments, that occur as a result of Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right.
Aris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The Solaris LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Solaris LLC Agreement is qualified in its entirety by reference thereto.
Redemption Rights
Following this offering, under the Solaris LLC Agreement, the Existing Owners will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of their Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Aris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the Existing Owners for, Aris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Aris Inc., Aris Inc. has the right to require each holder of Solaris LLC Units (other than Aris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. As the Existing Owners redeem their Solaris LLC Units, our membership interest in Solaris LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.
Distributions and Allocations
Under the Solaris LLC Agreement, we will have the right to determine when distributions will be made to the holders of Solaris LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Solaris LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units.
Solaris LLC will allocate its net income or net loss for each year to the holders of Solaris LLC Units pursuant to the terms of the Solaris LLC Agreement, and the holders of Solaris LLC Units, including Aris Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Solaris LLC. Net income and losses of Solaris LLC generally will be allocated to the holders of Solaris LLC Units on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Solaris LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Solaris LLC to make (i) distributions to the Aris Inc. in an amount at least sufficient to allow us to pay our taxes, (ii) non-pro rata advance distributions to allow us to make payments under the Tax Receivable Agreement that we will enter into with the TRA Holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (iii) non-pro rata payments to Aris Inc. to reimburse us for our corporate and other overhead expenses. If an advance is made to Aris Inc. to enable it to pay certain applicable taxes, Aris Inc. will use commercially reasonable efforts to cause Solaris LLC to make advance distributions to each of the members of Solaris LLC. The advance distributions, if any, made to the members of Solaris LLC generally will be pro rata based on each member's ownership of Solaris LLC units, calculated based on the amount distributed to Aris Inc.
Issuance of Equity
The Solaris LLC Agreement will provide that, except as otherwise determined by us, at any time Aris Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Aris Inc. with respect to such issuance, if any, shall be concurrently invested in Solaris LLC, and Solaris LLC shall issue to Aris Inc. one Solaris LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Aris Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Solaris LLC shall redeem, repurchase or otherwise acquire an equal number of Solaris LLC Units held by Aris Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition
Under the Solaris LLC Agreement, the members have agreed that certain of our Existing Owners and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.
Dissolution
Solaris LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Solaris LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Solaris LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Solaris LLC Units owned by each of them.
Tax Receivable Agreement
As described in “Corporate Reorganization,” the Existing Owners may dispose of their Solaris LLC Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Solaris LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of Solaris LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition(s) or Solaris LLC’s redemption, respectively, of Solaris LLC Units as a part of the corporate reorganization pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC. A portion or all of these adjustments will be allocated to Aris Inc. Such adjustments to the tax basis of the tangible and intangible assets of Solaris LLC would not have been available to Aris Inc. absent its acquisition of Solaris LLC Units as part of the reorganization transactions or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Aris Inc.’s depreciation and amortization deductions and may also decrease Aris Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Aris Inc. would otherwise be required to pay in the future.
Aris Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis, and from deemed interest deductions arising from these payments, that occur as a result of Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right. We will retain the remaining 15% of the cash savings. Certain of the TRA Holders’ rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Solaris LLC Units or if the TRA Holder no longer holds Solaris LLC Units.
The payment obligations under the Tax Receivable Agreement are Aris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial over the life of the agreement. However, we do not anticipate any substantial lump-sum payments absent a change of control. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Aris Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Aris Inc.’s payments under the Tax Receivable Agreement that give rise to depreciable or amortizable tax basis.
Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Aris Inc. by Solaris LLC are not sufficient to permit Aris Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Solaris LLC or Aris Inc. For example, on a pro forma basis, if all of the Solaris LLC Units were exchanged for Class A common stock on June 30, 2021, we would have recognized an estimated Tax Receivable Agreement liability of approximately $270.9 million. This estimated liability assumes (i) all exchanges occurred on June 30, 2021; (ii) a price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant combined federal and state corporate tax rate of 23.5%; (iv) sufficient future taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law. Actual results may differ from assumptions for various reasons, including the timing of the exchanges, the trading price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.
In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Aris Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 years. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 200 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any Solaris LLC Units (other than those held by Aris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.
The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above. For example, on a pro forma basis, if we experienced a change of control as of June 30, 2021, the estimated lump-sum payment would be approximately $176.3 million. This estimated payment assumes (i) the change of control occurred on June 30, 2021; (ii) a price of $13.00 per share; (iii) a constant combined federal and state corporate tax rate of 23.5%; and (iv) no material changes in tax law. Actual results may differ from assumptions for various reasons, including the timing of the change of control, the trading price of our shares of Class A common stock at the time of the change of control, and the tax rates then in effect.
As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Solaris LLC Units by Solaris LLC or an acquisition of Solaris LLC Units by Aris Inc. may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before such a redemption or acquisition of Solaris LLC Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.
Payments generally are due under the Tax Receivable Agreement within fifteen business days following the finalization of the schedule with respect to which the payment obligation is calculated. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 100 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.
The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.
Registration Rights Agreement
In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of approximately 35,850,000 shares of our Class A common stock by such Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all of our registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

The form of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the registration rights agreement is qualified by reference thereto.
Director Nomination Agreement
In connection with the closing of this offering, we will enter into a director nomination agreement with affiliates of ConocoPhillips and Yorktown. The director nomination agreement will provide such holders with the right, but not the obligation, to nominate directors for election to our Board as follows: (i) ConocoPhillips will have the right to nominate one nominee for election to our Board for so long as ConocoPhillips and its affiliates beneficially own at least 12.5% of the voting power of our common stock and such nominee will be a Class III director; and (ii) Yorktown will have the right to nominate one nominee for election to our Board for so long as Yorktown and its affiliates beneficially own at least 12.5% of the voting power of our common stock and such nominee will be a Class I director. In addition, each of ConocoPhillips and Yorktown will be entitled to designate the successor for its respective Board designee whose Board service terminates prior to the end of the director’s term. The rights of each of ConocoPhillips and Yorktown will terminate on the date when such holder ceases to beneficially own at least 12.5% of the voting power of our common stock (or earlier upon written notice by such holder agreeing to terminate its rights under the agreement).
The form of the director nomination agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the director nomination agreement is qualified by reference thereto.
Historical Transactions with Affiliates
Agreements with ConocoPhillips
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho, which was acquired by ConocoPhillips in January 2021. The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity.
In connection with the Eddy County Acquisition and the Lea County Acquisition, we entered into a consolidated water gathering and handling agreement that has a remaining term of greater than 12 years, pursuant to which an affiliate of ConocoPhillips agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI, covering approximately 2.3 million acres, in New Mexico and Texas to us for gathering and handling. Under this agreement, we are paid a transportation and handling fee per barrel which, like most of our contracts, are subject to CPI-based adjustments.
We also supply recycled water and groundwater as part of this agreement since our integrated pipeline network is located in or in close proximity to much of the ConocoPhillips acreage, allowing us to provide them with significant volumes of water.
During the six months ended June 30, 2021, and the year ended December 31, 2020, we recognized the following revenues associated with the water gathering and handling agreement that was entered into in connection with the Concho Acquisitions:
(Dollars in thousands)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Produced Water Handling	$38,849	$50,915
Water Solutions	12,805	15,011
Total	$51,654	$65,926
Please also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Concho Acquisitions.”
Agreement with Solaris Energy Management, LLC
On September 14, 2016, we entered into an administrative services arrangement with Solaris Energy Management, LLC (“SEM”), a company owned by William A. Zartler, our Founder and Executive Chairman, for the provision of certain personnel and administrative services at cost. The services provided by SEM in 2019 include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In 2020, services provided by SEM were administrative only. In addition, SEM provides office space, equipment and supplies to us under the administrative service agreement. For the year ended December 31, 2020, we incurred $0.5 million for these services. As of December 31, 2020, we had a prepaid balance to SEM of $0.2 million to cover upcoming rent and other expenses.
Blanco Aviation, LLC and Solaris Energy Capital, LLC
We are a party to an aircraft “dry” lease arrangement with Blanco Air Services, LLC, a company owned by William A. Zartler, for the use of certain aircrafts billed at an hourly rate. For the years ended December 31, 2020 and 2019, respectively, we incurred approximately $0.1 million and $0.2 million of general and administrative expenses that were paid on our behalf by Solaris Energy Capital, LLC, a company owned by William A. Zartler, to Blanco Aviation, LLC. As of December 31, 2020 and 2019, Solaris Energy Capital, LLC was due $0 and $0.02 million from us, respectively.
Corporate Reorganization
In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Solaris LLC. Please read “Corporation Reorganization.”
Policies and Procedures for Review of Related Party Transactions
A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our Board will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:
•	each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock;
•	each of our named executive officers, directors and director nominees; and
•	all of our executive officers and directors as a group.
This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of Class A common stock in this offering (with and without the underwriters exercising their option to purchase additional Class A common stock in full). The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Solaris LLC Units for Class A common stock. In connection with this offering, we will issue to each Class B stockholder one share of Class B common stock for each Solaris LLC Units it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Solaris LLC Units each Class B stockholder will beneficially own immediately after this offering. See “Corporate Reorganization.” The table does not reflect any shares of our Class A common stock that may be purchased through the directed share program, as described under “Underwriting—Directed Share Program” or issued under the 2021 Plan as described under “Executive Compensation—2021 Equity Incentive Plan.”
Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Aris Water Solutions, Inc., 9811 Katy Freeway, Suite 700, Houston, Texas 77024.
	Shares Beneficially Owned After the Offering if Underwriters’ Option is Not Exercised(1)(2)			Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full(1)(2)
Name or Beneficial Owner	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(3) %	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(3) %
5% Stockholders:
COG Operating LLC(4)	—	13,983,734	26.1%	—	12,949,787	24.2%
Yorktown Energy Partners XI, L.P.(5)	—	11,278,379	21.1%	—	10,446,075	19.5%
Entities associated with HBC Investments(6)	—	3,480,285	6.5%	—	3,223,367	6.0%
Solaris Midstream Investment, LLC(7)	—	3,337,430	6.2%	—	3,091,572	5.8%
Named Executive Officers, Directors and Director Nominees:
William A. Zartler(8)	—	1,585,800	3.0%	—	1,469,937	2.7%
Amanda M. Brock(8)	—	384,343	0.7%	—	356,078	0.7%
Brenda R. Schroer	—	—	—	—	—	—
Joseph Colonnetta	—	—	—	—	—	—
Debra G. Coy	—	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—	—
Andrew O’Brien	—	—	—	—	—	—
Donald C. Templin	—	—	—	—	—	—
M. Max Yzaguirre	—	—	—	—	—	—
All executive officers, directors and director nominees as a group (9 persons)(9)	—	1,970,143	3.7%	—	1,826,015	3.4%
(1)
Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Solaris LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within

60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris LLC Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.
(2)
The number of shares to be issued to the beneficial holders is based on an implied equity value of Solaris LLC immediately prior to this offering, based on a price per share equal to the midpoint of the range set forth on the cover of this prospectus. The actual number of shares received by the beneficial holders will be determined after the closing of this offering pursuant to the terms of the Solaris LLC Agreement. Any increase or decrease (as applicable) in the number of shares of common stock to be received by the beneficial holders will result in a corresponding increase or decrease in the number of shares of common stock to be received by the other Existing Owners, but will not affect the aggregate number of shares of common stock held by the Existing Owners.

(3)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Solaris LLC Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Aris Inc. equal to the number of Solaris LLC Units that they hold. See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”

(4)	COG Operating LLC is a wholly owned subsidiary of ConocoPhillips. The address for COG Operating LLC is One Concho Center, 600 W. Illinois Avenue, Midland, Texas 79701.
(5)
Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the securities owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a a manager of Yorktown XI Associates LLC. Mr. Keenan disclaims beneficial ownership of the securities held by Yorktown Energy Partners XI, L.P. The address for Yorktown Energy Partners XI, L.P. is 410 Park Avenue, 20th Floor, New York, New York 10022.

(6)
HBC Water Resources GP LP is the general partner of HBC Water Resources LP and HBC Water Resources II GP LP is the general partner of HBC Water Resources II LP. J. Hale Hoak and Joseph Colonnetta are the managers of the general partner of HBC Water Resources LP. J. Hale Hoak and Joseph Colonnetta are the managers of the general partner of HBC Water Resources II LP. As a result, J. Hale Hoak and Joseph Colonnetta have the power to vote and dispose of the securities held by each of HBC Water Resources LP and HBC Water Resources II LP. The address for HBC Water Resources LP and HBC Water Resources II LP is Reagan Place at Old Parkland, 3963 Maple Avenue, Suite 450, Dallas, Texas 75219.

(7)
The ownership interests of William A. Zartler, Amanda M. Brock and certain of our other employees are represented, directly or indirectly, by limited liability company interests in Solaris Investment. Each member of Solaris Investment will participate in this offering pro rata, except Mr. Zartler and Ms. Brock will only participate to the extent the underwriters’ option to purchase additional shares is exercised in full or in part. Solaris Investment is managed by a board of directors and William A. Zartler is the sole director. As a result, Mr. Zartler has the power to vote and dispose of the securities held by Solaris Investment. Mr. Zartler disclaims beneficial ownership of the securities held by Solaris Investment in excess of his pecuniary interests therein.

(8)
Following the completion of this offering, Solaris Investment has advised us that it intends to make a pro rata distribution of all of the Solaris LLC Units and shares of our Class B common stock it receives in connection with our corporate reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, LLC, a company controlled by Mr. Zartler, will receive 1,585,800 shares of Class B common stock (or 1,469,937 shares if the underwriters exercise their option to purchase additional shares in full) and Ms. Brock will receive 384,343 shares of Class B common stock (or 356,078 shares if the underwriters exercise their option to purchase additional shares in full). Because such individuals expect to receive the Class B shares within 60 days of the closing of this offering, these shares have been included in the table.

(9)
Does not include restricted stock units or other awards that may be granted to certain of our executive officers and directors after the closing of this offering, the terms of which have not been decided. See “Executive Compensation—2021 Equity Incentive Plan” and “Executive Compensation—Director Compensation.”

DESCRIPTION OF CAPITAL STOCK
Upon completion of this offering, the authorized capital stock of Aris Inc. will consist of 600,000,000 shares of Class A common stock, $0.01 par value per share, of which 17,650,000 shares will be issued and     outstanding, 180,000,000 shares of Class B common stock, no par value per share, of which 35,850,000 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.
The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Aris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.
Class B Common Stock
Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Aris Inc. equal to the aggregate number of Solaris LLC Units that it holds.
Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Aris Inc.

Preferred Stock
Our amended and restated certificate of incorporation will authorize our Board, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	the transaction is approved by the Board before the date the interested stockholder attained that status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We intend to elect in our certificate of incorporation not to be subject to Section 203. Although our certificate of incorporation will have certain provisions that generally have the same effect as Section 203, the Designated Parties, their respective affiliates and successors, and their respective direct and indirect transferees will not be subject to such provisions regardless of the percentage of stock owned by them.
Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:
•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide our Board the ability to authorize undesignated preferred stock. This ability makes it possible for our Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the Board;
•
provide that all vacancies, including newly created directorships, shall, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•
provide that certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock entitled to vote thereon, voting together as a single class;

•
provide that special meetings of our stockholders may only be called by our Board pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•
provide for our Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•
provide that the affirmative vote of the holders of at least 66-2/3% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause; and

•	provide that our amended and restated bylaws can be amended by the Board.
Corporate Opportunity
Under our amended and restated certificate of incorporation, to the extent permitted by law:
•
the Designated Parties have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if the Designated Parties acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.
Forum Selection
Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of our Company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice of forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights
For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Transfer Agent and Registrar
The Transfer Agent and Registrar for our Class A common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
We have been approved to list our Class A common stock on the NYSE under the symbol “ARIS.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon the closing of this offering, we will have outstanding an aggregate of 17,650,000 shares of Class A common stock. All of the 17,650,000 shares of Class A common stock (or 20,297,500 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.
Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Redemption Right, Solaris LLC (or Aris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Aris Inc. or Solaris LLC, as applicable, so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold 35,850,000 Solaris LLC Units (33,202,500 Solaris LLC Units if the underwriters’ option to purchase additional shares is exercised in full), all of which (together with a corresponding number of shares of our Class B common stock) will be redeemable for 35,850,000 shares of our Class A common stock (33,202,500 shares if the underwriters’ option to purchase additional shares is exercised in full). See “Certain Relationships and Related Party Transactions— Solaris LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock and the shares of Class A common stock that certain of our Existing Owners will receive in connection with our corporate reorganization. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
As a result of the lock-up agreements described below and assuming that 100% of our Class B common stock has been redeemed for Class A common stock on a one-for-one basis, 30,712,541 shares of Class A common stock (28,445,244 shares if the underwriters’ option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701. In addition, 5,137,459 shares of Class A common stock (4,757,256 shares if the underwriters' option to purchase additional shares is exercised in full) that will be owned by the Existing Owners will not be subject to the lock-up agreements described below (assuming that 100% of our Class B common stock has been redeemed for Class A common stock on a one-for-one basis) and will be eligible for sale when permitted under Rule 144 or Rule 701.
Lock-Up Agreements
We, all of our directors and executive officers and certain of the Existing Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Stock Issued Under Employee Plans
We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2021 Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences of an investment in our Class A common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances (including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax) or to taxpayers subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, a tax-exempt organization or a governmental organization, a financial institution, a person holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment, a person who holds or receives our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation, a tax-qualified retirement plan, a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds, a broker or dealer in securities, a U.S. expatriate or a former U.S. citizen or resident).
Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a capital asset.
This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation, trust or estate that is not, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership holds our Class A common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.
This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.
If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal, state and local income tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Distributions
The distributions of cash or property that we make with regard to our Class A common stock (other than certain pro rata distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Sale or Disposition of Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock (the “applicable period”).
We believe that we may be, currently are, or will remain, a United States real property holding corporation. If we are a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our Class A common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). If our Class A common stock is not regularly traded on an established securities market, a purchaser of the stock generally would be required to withhold and remit to the IRS 15% of the purchase price. In addition, a Non-U.S. Holder would be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to U.S. federal income tax.
An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply.
Information Reporting Requirements and Backup Withholding
The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our Class A common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated October 21, 2021, we have agreed to sell to the underwriters named below, for whom Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:
Underwriter	Number of Shares
Goldman Sachs & Co. LLC	4,942,000
Citigroup Global Markets Inc.	3,591,775
J.P. Morgan Securities LLC	1,826,775
Wells Fargo Securities, LLC	1,826,775
Barclays Capital Inc.	1,473,775
Evercore Group L.L.C.	1,473,775
Capital One Securities, Inc.	503,025
Johnson Rice & Company L.L.C.	503,025
Raymond James & Associates, Inc.	503,025
Stifel, Nicolaus & Company, Incorporated	503,025
USCA Securities LLC	503,025
Total	17,650,000
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have granted the underwriters a 30-day option to purchase up to 2,647,500 additional shares at the initial public offering price less the underwriting discounts and commissions.
The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus less a selling concession of $0.468 per share. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The following table summarizes the compensation and estimated expenses that we will pay:
	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$0.78	$0.78	$13,767,000	$15,832,050
Proceeds, before expenses, to us	$12.22	$12.22	$215,683,000	$248,035,450
We estimate that our out-of-pocket expenses for this offering will be approximately $1.9 million (after deducting the approximately $1.6 million the underwriters have agreed to reimburse us in connection with this offering). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000 as set forth in the underwriting agreement.
In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus.
Each of our officers and directors have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus.
Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., in their sole discretion and subject to applicable requirements, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.
We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
We have been approved to list our Class A common stock on the NYSE under the symbol “ARIS.” In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. Certain of the underwriters and their respective affiliates are agents and/or lenders under the Restated Credit Agreement. If Solaris LLC uses proceeds of this offering to repay amounts under the Restated Credit Agreement, such underwriters and their respective affiliates may receive a portion of the proceeds from this offering.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters and one or more of the underwriters participating in this offering may distribute prospectuses electronically.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. The sales of shares of our Class A common stock will be made by Raymond James & Associates, Inc. The number of shares of our Class A common stock available for sale to the general public, referred to as the general public shares, will be reduced to the extent that these persons purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Likewise, to the extent demand by these persons exceeds the number of shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no shares of Class A common stock (“Shares”) have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)
by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for our Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the Shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of our Shares in circumstances in which Section 21(1) of the FSMA does not apply to the company.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Bermuda
The shares of our Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Austin, Texas.
EXPERTS
The consolidated financial statements of Solaris Midstream Holdings, LLC as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
The balance sheet of Aris Water Solutions, Inc. as of June 30, 2021, included in this prospectus and in the Registration Statement has been included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.ariswater.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

GLOSSARY OF TERMS
The terms and abbreviations defined in this section are used throughout this prospectus:
AMI. Area of mutual interest.
BGEPA. The Bald and Golden Eagle Protection Act.
BLM. Bureau of Land Management.
bwpd. Barrels of water per day. A unit of measurement for the daily volume of produced water.
CAA. The United States Clean Air Act.
CERCLA. The federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the “Superfund law.”
Code. The Internal Revenue Code of 1986, as amended.
COVID-19. The infectious novel coronavirus disease caused by the “severe acute respiratory syndrome coronavirus 2” (SARS-CoV-2) virus.
CWA. The Federal Water Pollution Control Act, also known as the Clean Water Act.
Delaware Basin. A geologic depositional and structural basin in West Texas and southern New Mexico, which is a part of the Permian Basin.
E&P. Exploration and production.
EPA. The United States Environmental Protection Agency.
ERISA. The Employee Retirement Income Security Act of 1974, as amended.
ESA. The Endangered Species Act.
ESG. Environmental, social and governance.
FCA. Financial Conduct Authority of the United Kingdom.
GAAP. Accounting principles generally accepted in the Unites States of America.
GHG. Greenhouse Gas.
HZ. Horizontal wells.
IRS. The Internal Revenue Service.
kbwpd. One thousand barrels of water per day.
KPI. Key performance indicator.
LIBOR. London Inter-bank Offered Rate.
Midland Basin. A geologic depositional and structural basin in West Texas and southern New Mexico, which is a part of the Permian Basin (please read below).
MBTA. The federal Migratory Bird Treaty Act.
mmbw. One million barrels of water.
MVC. Minimum volume commitment.
NAAQS. National Ambient Air Quality Standard.
NORM. Naturally occurring radioactive materials.
NWP. Nationwide permit.
OPEC. The Organization of the Petroleum Exporting Countries.
OSHA. The United States Occupational Safety and Health Administration.
Permian Basin. A large sedimentary basin located in West Texas and southeastern New Mexico.
A-1

PTCE. Prohibited transaction class exemptions.
RCRA. The federal Resource Conservation and Recovery Act.
SDWA. The federal Safe Drinking Water Act.
Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002.
SEC. The United States Securities and Exchange Commission.
TRC. The Texas Railroad Commission.
TSCA. The Toxic Substances Control Act.
UIC. Underground Injection Control.
WTI. West Texas Intermediate, a crude oil pricing index reference.
A-2

ARIS WATER SOLUTIONS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Introduction
Aris Water Solutions, Inc. (the “Company” or “Aris Inc.”) was formed in May 2021 by Solaris Midstream Holdings, LLC (“Solaris LLC”) and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in November 2015.
The following unaudited pro forma condensed consolidated financial statements reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on June 30, 2021, for unaudited pro forma balance sheet purposes, and on January 1, 2020, for unaudited pro forma statement of operations purposes:
•	the contemplated transactions described under “Corporate Reorganization” elsewhere in this prospectus;
•
the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the Class A common stock to be retained by the Company are expected to be $33.1 million (based on an initial offering price of $13.00 per share), resulting from gross proceeds of $229.5 million, reduced for of (i) underwriting discounts of approximately $13.8 million and other offering costs of $1.9 million and (ii) contribution to Solaris LLC of $180.7 million in exchange for the acquisition of the Solaris LLC Units to be held by the Company;

•
a provision for corporate income taxes at an effective rate of 8% (which is derived from a total estimated rate of 23.5% for Solaris LLC, reduced by the estimated noncontrolling interest of 67.0%) for the year ended December 31, 2020 and the six months ended June 30, 2021, inclusive of all U.S. federal, state and local income taxes; and

•
in connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for 85% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $19.1 million.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of June 30, 2021 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on June 30, 2021.
The unaudited pro forma consolidated statements of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2020 and the unaudited interim condensed consolidated statement of operations of Solaris LLC for the six months ended June 30, 2021, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2020.
The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and with the audited historical consolidated financial statements and related notes of Solaris LLC and the unaudited interim condensed consolidated statement of operations of Solaris LLC, each included elsewhere in this prospectus.
The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
as of June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Assets
Cash and Cash Equivalents	$31,123	$29,871	(a)	$60,994
Accounts Receivable, Net	25,928	—		25,928
Accounts Receivable from Affiliate	18,346	—		18,346
Other Receivables	3,278	—		3,278
Prepaids, Deposits and Other Current Assets	2,149	—		2,149
Total Current Assets	80,824	29,871		110,695

Fixed Assets
Property, Plant and Equipment	706,806	—		706,806
Accumulated Depreciation	(56,826)	—		(56,826)
Total Property, Plant and Equipment, Net	649,980	—		649,980
Intangibles, Net	321,233	—		321,233
Goodwill	34,585	—		34,585
Other Assets	2,140	—		2,140
Total Assets	$ 1,088,762	$29,871		$1,118,633

Liabilities, Mezzanine Equity and Members' Equity
Accounts Payable	$10,414	$—		$10,414
Payables to Affiliate	1,693	—		1,693
Accrued and Other Current Liabilities	37,259	—		37,259
Total Current Liabilities	49,366	—		49,366
Asset Retirement Obligation	5,629	—		5,629
Long-Term Debt, Net of Debt Issuance Costs	391,115	—		391,115
Deferred Revenue Liability and Other Long-Term liabilities	1,335	—		1,335
Deferred Tax Liabilities, Net	—	35,619	(b)	35,619
Payable related to parties pursuant to tax receivable agreements	―	19,129	(b)	19,129
Total Liabilities	447,445	54,748		502,193

Commitment and Contingencies	―	—		—

Members' Equity	641,317	(641,317)	(c)	—
Shareholders' Equity:		—		—
Class A common stock	―	177	(c)	177
Class B common stock	―	—	(c)	—
Additional Paid-In Capital	―	166,567	(c)(d)	166,567
Total Members’ Equity and Aris Inc.’s Share of Equity	641,317	(474,537)		166,744
Non-Controlling Interest	―	449,696	(e)	449,696
Total Liabilities and Stockholders' Equity	$ 1,088,762	$29,871		$1,118,633
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Six Months Ended June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$85,810	$—		$85,810
Water Solutions	16,963	—		16,963
Total Revenue	102,773	—		102,773

Cost of Revenues
Direct Operating Costs	43,206			43,206
Depreciation, Amortization and Accretion	30,172			30,172
Total Cost of Revenue	73,378	—		73,378

Operating Costs and Expenses
General and Administrative	10,012			10,012
Loss on Disposal of Asset, Net	217			217
Transaction Costs	77			77
Abandoned Projects	1,356			1,356
Total Operating Expenses	11,662	—		11,662
Operating Income	17,733	—		17,733

Other Expense
Interest Expense, Net	9,975			9,975
Loss on Debt Modification	380			380
Total Other Expense	10,355	—		10,355
Income Before Taxes	7,378	—		7,378
Income Taxes	2	573	(f)	575
Net Income (Loss)	7,376	(573)		6,803
Accretion and Dividend—Redeemable Preferred Units	21			21
Net Income (Loss) Attributable to Members'/Stockholders’ Equity	7,397	(573)		6,824
Less: Net Income Attributable to Noncontrolling Interest		4,956	(g)	4,956
Net Income (Loss) Attributable to Aris Water Solutions, Inc.	$7,397	$(5,529)		1,868

Net Income (Loss) Per Share Class A Common Stock (h)
Basic and Diluted				$0.11

Weighted Average Shares Class A Common Stock Outstanding (h)
Basic and Diluted				17,650
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Year Ended December 31, 2020
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$ 141,659	$—		$141,659
Water Solutions	29,813	—		29,813
Total Revenue	171,472	—		171,472

Cost of Revenues
Direct Operating Costs	95,431			95,431
Depreciation, Amortization and Accretion	44,027			44,027
Total Cost of Revenue	139,458	—		139,458

Operating Costs and Expenses
General and Administrative	18,663			18,663
Loss on Disposal of Asset, Net	133			133
Transaction Costs	3,389			3,389
Abandoned Projects	2,125			2,125
Total Operating Expenses	24,310			24,310
Operating Income	7,704			7,704

Other Expense
Interest Expense, Net	7,674			7,674
Loss on Debt Modification	—			—
Total Other Expense	7,674	—		7,674
Income Before Taxes	30			30
Income Taxes	23	2	(f)	25
Net Income (Loss)	7	(2)		$5
Less: Accretion and Dividend—Redeemable Preferred Units	(4,335)			(4,335)
Net Income Attributable to Members'/Stockholders’ Equity	$(4,328)	$(2)		$(4,330)
Less: Net Loss Attributable to Non-Controlling Interest		(2,901)	(g)	(2,901)
Net Income (Loss) Aris Water Solutions, Inc.	$(4,328)	$2,899		$(1,429)

Net Income (Loss) Per Share Class A Common Stock (i)
Basic and Diluted				$(0.08)

Weighted Average Class A Common Stock Outstanding (i)
Basic and Diluted				17,650
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

ARIS WATER SOLUTIONS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:
(a) Reflects the following adjustments:
i.	Net proceeds from the offering and use of proceeds as follows:
Gross Proceeds from Offering	$229,450
Less:
Underwriting Discounts and Commissions	(13,767)
Issuance Expenses	(1,900)
Proceeds, Net of Underwriting and Issuance Expenses	213,783
Less:
Distribution in Exchange for Solaris LLC Units Being Sold by Existing Owners	(180,662)
Retained Proceeds from the Offering	$33,121
ii.	Transaction bonus of $3.25 million to officers and employees in connection with the IPO paid out of cash on hand.
(b)
Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) based on the following assumptions:

i.
We expect to record $35.9 million in deferred tax liabilities for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following completion of the Corporate Reorganization (for purposes of these pro forma statements, we have also decreased the deferred tax liability balance by $0.3 million to reflect the expected tax benefit associated with the transaction bonus described above); and

ii.
In connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for 85% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $19.1 million. This estimate assumes 14,705,882 Solaris LLC Units will be redeemed by the existing owners. The estimated Tax Receivable Agreement liability also includes significant assumptions including (i) all exchanges occurred on June 30, 2021; (ii) a price of $13.00 per share; (iii) a constant combined federal and state corporate tax rate of 23.5%; (iv) sufficient future taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law.

If all existing owners were to have redeemed their units as of June 30, 2021, and holding the assumptions above constant, we estimate the liability to be approximately $229.4 million. Additionally, we have estimated that a change in control or early termination, as contemplated in the Tax Receivable Agreement, would result in an immediate lump sum termination payment of approximately $176.3 million, which represents the $229.4 million on a discounted basis. Per the terms of the Tax Receivable Agreement, the discount rate is based on the one-year London Interbank Offered Rate (“LIBOR”) plus 200 basis points. Absent a change of control due to an acquisition, we do not expect to make a termination payment under the Tax Receivable Agreement.
The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. To the extent that future changes in the obligation under the Tax Receivable Agreement are not due to (1) transactions among or with our shareholders and (2) actual payments under the Tax Receivable Agreement, such changes will be recognized in earnings, but not as a component of the income tax provision.

We intend to only record the offset to the deferred tax asset in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset are not due to transactions among or with our shareholders, we intend to reflect those changes in earnings as component of income in the tax provision.
Adjustments to the obligation under the Tax Receivable Agreement, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the Tax Receivable Agreement will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders and is accounted for under ASC 450—Contingencies. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.
(c)	Represents an adjustment to members’/stockholders’ equity reflecting:
i.	Par value of $0.01 for approximately 17.7 million shares of Class A common stock to be outstanding following this offering, and
ii.	A decrease of $449.7 million in members’ equity to allocate a portion of Aris Water Solutions, Inc.’s equity to the noncontrolling interest. (See Note (e) below).
(d)	Represents the effect of the following:
i.	The issuance of shares of Class A common stock in this Offering and the application of the net proceeds therefrom,
ii.	The net impact of the recording of deferred tax liabilities and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b) above,
iii.	The transaction bonus of $3.25 million to officers and employees in connection with the IPO.
The total pro forma adjustment to additional paid-in capital is an increase of $166.6 million.
(e)
Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in “Corporate Reorganization,” Aris water Solutions, Inc. will become the sole managing member of Solaris LLC. Aris Water Solutions, Inc. will initially have a minority economic interest in Solaris LLC, but will have control over the management of Solaris LLC. As a result, we will consolidate the financial results of Solaris LLC and will report a noncontrolling interest on our consolidated balance sheet for the percentage of Solaris LLC Units not held by Aris Water Solutions, Inc. Upon completion of the contemplated transactions, the noncontrolling interest is expected to own approximately 67.0% of Solaris LLC. Details for the adjustment for the noncontrolling interest are as follows:

Historical Solaris Midstream Members' Equity as of June 30, 2021	$641,317
Gross Proceeds from Offering	229,450
Underwriting Discounts and Offering Costs	(15,667)
Net Distribution to Existing LLC Unit Holders	(180,662)
Transaction Bonus	(3,250)
Pro Forma Solaris Midstream Member's Equity as of June 30, 2021	$671,188
Estimated Noncontrolling Interest Percentage of Aris Water Solutions, Inc.	67.0%
Pro Forma Noncontrolling Interest of Aris Water Solutions, Inc.	$449,696
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma condensed consolidated statements of operations:
(f)
Reflects estimated incremental income tax expense of $0.6 million for the six months ended June 30, 2021 and $2 thousand for the year ended December 31, 2020 associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 23.5% and based on the Company’s ownership of approximately 33% of Solaris LLC following completion of the contemplated transactions. This rate is inclusive of U.S. federal and state income taxes.

(g)
Reflects the reduction in consolidated net income attributable to non-controlling interest for Solaris LLC’s historical results of operations. Upon completion of the Corporate Reorganization, the non-controlling interest will be approximately 67%.

(h)
On a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Earnings per share on a pro forma basis is computed as follows:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Pro forma income before income taxes	$7,378	$30
Pro forma income tax expense	(575)	(25)
Pro forma net income	6,803	5
Equity accretion and dividend related to redeemable preferred units	21	(4,335)
Pro forma net income (loss) attributable to members'/stockholders’ equity	6,824	(4,330)
Net income (loss) attributable to noncontrolling interests	(4,956)	2,901
Pro forma income (loss) available to Class A common stock	$1,868	$(1,429)
Weighted average shares of Class A common stock outstanding (1)(2)	17,650	17,650
Pro forma net income (loss) available to Class A common stock per share(1)(2)	$0.11	$(0.08)
(1)
Pro forma weighted average share amounts for the periods presented have not been adjusted for the potential impacts of 826,923 shares of Class A common stock underlying restricted stock units or other awards that may be granted to certain employees and non-employee directors after the closing of this offering as the terms have not been determined. For this purpose, we have assumed (1) the restricted stock units or other awards will be restricted only due to time-based vesting and (2) the restricted stock units or other awards will qualify as a participating security, but will not have a contractual obligation to share in the losses of the Company. Under the two-class method for the six months ended June 30, 2021, pro forma income (loss) available to Class A common stock would have been reduced by approximately 3% or $62 thousand, which would have reduced basic and diluted pro forma net income per share to $0.10. There would be no impact to the year ended December 31, 2020, for the participating units since the Company was in a loss position. There would be no impact to basic or diluted shares outstanding.

(2)
Pro forma diluted weighted average share amounts for the periods presented exclude the 35,850,000 shares of Class A common stock reserved for issuance upon exchange of the 35,850,000 Solaris LLC Units as the impact would be antidilutive. Net income would be reduced, and net loss would be increased by $1.1 million and $5 thousand for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, due to an increase in tax expense. Inclusion of earnings attributable to the noncontrolling interest and the incremental shares to be issued on conversion would be antidilutive to earnings (loss) per share.

Solaris Midstream Holdings, LLC and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands, except per unit and unit amount)
(Unaudited)
	June 30, 2021	December 31, 2020
Assets
Cash and Cash Equivalents	$31,123	$24,932
Accounts Receivable, Net	25,928	21,561
Accounts Receivable from Affiliate	18,346	11,538
Other Receivables	3,278	3,722
Prepaids, Deposits and Other Current Assets	2,149	4,315
Total Current Assets	80,824	66,068

Fixed Assets
Property, Plant and Equipment	706,806	661,446
Accumulated Depreciation	(56,826)	(43,258)
Total Property, Plant and Equipment, Net	649,980	618,188
Intangibles, Net	321,233	337,535
Goodwill	34,585	34,585
Other Assets	2,140	1,429
Total Assets	$1,088,762	$1,057,805

Liabilities, Mezzanine Equity and Members' Equity
Accounts Payable	$10,414	$16,067
Payables to Affiliate	1,693	1,884
Accrued and Other Current Liabilities	37,259	27,838
Total Current Liabilities	49,366	45,789
Asset Retirement Obligation	5,629	5,291
Long-Term Debt, Net of Debt Issuance Costs	391,115	297,000
Deferred Revenue Liability and Other Long-Term liabilities	1,335	1,432
Total Liabilities	447,445	349,512
Commitment and Contingencies (Note 10)
Mezzanine Equity:
Redeemable Preferred Units, $10,000.00 par value, none issued or outstanding as of June 30, 2021 and 7,500 issued and 7,307 outstanding as of December 31, 2020	—	74,378
Members' Equity
Class A units, $10.00 par value, 27,797,658 issued and outstanding as of June 30, 2021 and 27,797,207 issued and outstanding as of December 31, 2020	323,809	318,394
Class B units, $10.00 par value, 3,556,051 issued and outstanding as of June 30, 2021 and as of December 31, 2020	37,715	37,023
Class C units, $0.00 par value, 878,850 issued and outstanding as of June 30, 2021 and 806,350 issued and outstanding as of December 31, 2020	—	—
Class D units, $10.00 par value, 6,651,100 issued and outstanding as of June 30, 2021 and as of December 31, 2020	279,793	278,498
Total Members' Equity	641,317	633,915
Total Liabilities, Mezzanine Equity and Members' Equity	$1,088,762	$1,057,805
The accompanying notes are an integral part of these condensed consolidated financial statements.

Solaris Midstream Holdings, LLC and Subsidiaries
Condensed Consolidated Statements of Operations
(Dollars in thousands)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue
Produced Water Handling	$46,074	$35,775	$85,810	$69,031
Water Solutions	10,510	1,870	16,963	15,061
Total Revenue	56,584	37,645	102,773	84,092

Cost of Revenue
Direct Operating Costs	22,452	20,163	43,206	49,433
Depreciation, Amortization and Accretion	15,215	10,289	30,172	19,778
Total Cost of Revenue	37,667	30,452	73,378	69,211

Operating Expenses
General and administrative	5,317	4,530	10,012	8,648
Loss on Disposal of Asset, Net	173	67	217	67
Transaction Costs	15	1,352	77	3,099
Abandoned Projects	1,145	498	1,356	1,133
Total Operating Expenses	6,650	6,447	11,662	12,947
Operating Income	12,267	746	17,733	1,934

Other Expense
Interest Expense, Net	7,324	1,675	9,975	3,265
Loss on Debt Modification	380	—	380	—
Total Other Expense	7,704	1,675	10,355	3,265
Income (Loss) before Taxes	4,563	(929)	7,378	(1,331)
Income Taxes	2	2	2	6
Net Income (Loss)	$4,561	$(931)	$7,376	$(1,337)
Equity Accretion and Dividend Related to Redeemable Preferred Units	14	(417)	21	(417)
Net Income (Loss) Attributable to Members' Equity	$4,575	$(1,348)	$7,397	$(1,754)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Solaris Midstream Holdings, LLC and Subsidiaries
Condensed Consolidated Statements of Members’ Equity
(Dollars and units in thousands)
(Unaudited)
	Three and Six Months Ended June 30, 2021
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2021	27,797	$318,394	3,556	$37,023	807	$—	6,651	$278,498	$633,915
Capital Contributions	1	5	—	—	—	—	—	—	5
Issuance of Class C Units	—	—	—	—	69	—	—	—	—
Equity Accretion and Dividend related to Redeemable Preferred Units	—	5	—	1	—	—	—	1	7
Net Income	—	2,059	—	263	—	—	—	493	2,815
Balance at March 31, 2021	27,798	320,463	3,556	37,287	876	—	6,651	278,992	636,742
Issuance of Class C Units	—	—	—	—	3	—	—	—	—
Equity Accretion and Dividend related to Redeemable Preferred Units	—	10	—	1	—	—	—	3	14
Net Income	—	3,336	—	427	—	—	—	798	4,561
Balance at June 30, 2021	27,798	$323,809	3,556	$37,715	879	$—	6,651	$279,793	$641,317
	Three and Six Months Ended June 30, 2020
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2020	22,104	$232,945	3,440	$36,296	833	$—	6,386	$276,267	$545,508
Forfeiture of Class C Units	—	—	—	—	(26)	—	—	—	—
Net Loss	—	(281)	—	(44)	—	—	—	(81)	(406)
Balance at March 31, 2020	22,104	232,664	3,440	36,252	807	—	6,386	276,186	545,102
Issuance of Class A Units as consideration for the asset acquisition of Concho's Lea County, New Mexico produced water gathering, transportation and disposal assets	4,561	77,602	—	—	—	—	—	—	77,602
Forfeiture of Class C Units	—	—	—	—	(1)	—	—	—	—
Equity Accretion and Dividend related to Redeemable Preferred Units	—	(305)	—	(39)	—	—	—	(73)	(417)
Net Loss	—	(680)	—	(88)	—	—	—	(163)	(931)
Balance at June 30, 2020	26,665	$309,281	3,440	$36,125	806	$—	6,386	$275,950	$621,356
The accompanying notes are an integral part of these condensed consolidated financial statements.

Solaris Midstream Holdings, LLC and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)
	Six Months Ended June 30,
	2021	2020
Cash Flow from Operating Activities
Net Income (Loss)	$7,376	$(1,337)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by Operating Activities
Depreciation, Amortization and Accretion	30,172	19,778
Amortization of Deferred Financing Costs	763	362
Loss on Debt Modification	380	—
Loss on Disposal of Asset, Net	217	67
Abandoned Projects	1,356	1,133
Changes in operating assets and liabilities:
Accounts Receivable	(4,367)	9,896
Accounts Receivable from Affiliate	(6,808)	4,485
Other Receivables	602	(10)
Prepaids, Deposits and Other Current Assets	1,711	1,345
Accounts Payable	(4,817)	(1,510)
Payables to Affiliate	(191)	1,235
Adjustment in Deferred Revenue	(50)	650
Accrued Liabilities and Other	4,346	4,817
Net Cash Provided by Operating Activities	30,690	40,911

Cash Flow from Investing Activities
Property, Plant and Equipment Expenditures	(42,353)	(92,581)
Net Cash Used in Investing Activities	(42,353)	(92,581)

Cash Flow from Financing Activities
Proceeds from Credit Facility	—	60,000
Repayment of Credit Facility	(297,000)	—
Proceeds from Senior-Sustainability Linked Bonds	400,000	—
Payments of Financing Costs related to Issuance of Senior-Sustainability Linked Bonds	(9,352)	—
Payments of Financing Costs related to Credit Facility	(1,442)	(428)
Member's Contributions	5	—
Redemption of Redeemable Preferred Units	(74,357)	—
Net Cash Provided by Financing Activities	17,854	59,572

Net Increase in Cash and Cash Equivalents	6,191	7,902

Cash and Cash Equivalents, Beginning of Period	24,932	7,083
Cash and Cash Equivalents, End of Period	$31,123	$14,985
The accompanying notes are an integral part of these condensed consolidated financial statements.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Organization and background of business
Organization
Solaris Midstream Holdings, LLC, formed on November 19, 2015 (together with its subsidiaries, the “Company”), is an independent, environmentally-focused company headquartered in Houston, Texas, that provides sustainability-enhancing services to oil and natural gas operators. The Company builds long-term value through the development, construction and operation of integrated produced water handling and recycling infrastructure that provides high-capacity, comprehensive produced water management, recycling and supply solutions for many of the largest operators in the Permian Basin.
The Company’s assets are located in the Permian Basin in Texas and in New Mexico. The Company owns and operates produced water handling pipelines, water handling facilities, water recycling assets, water production wells and water storage facilities.
2. Summary of significant accounting policies
Basis of presentation
All dollar amounts, except per unit amounts, in the financial statements and tables in the notes are stated in thousands of dollars unless otherwise indicated. A complete discussion of the Company’s significant accounting policies is included in the Company’s Annual financial statements.
On January 15, 2021, ConocoPhillips acquired Concho Resources, Inc. (“Concho”). We refer to Concho as ConocoPhillips, their successor, throughout these condensed consolidated financial statements.
Interim financial statements
The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The condensed financial statements have not been audited by the Company’s independent registered public accounting firm, except that the condensed consolidated balance sheet at December 31, 2020 is derived from audited consolidated financial statements. These financial statements include the adjustments and accruals, all of which are of a normal recurring nature, necessary for a fair presentation of the results for the interim periods. These interim results are not necessarily indicative of results for a full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020.
Supplemental non-cash disclosure
	Six Months Ended June 30,
	2021	2020
Capital Expenditures Incurred but Not Paid Included in Accounts Payable and Accrued Liabilities	$17,375	$23,412
Asset Retirement Obligation	205	1,463
Accretion and Dividend related to Redeemable Preferred Units	21	(417)
Equity Issued in Acquisitions	—	77,602
Redeemable Preferred Units Issued in Acquisition	—	71,974
Cash Paid for Interest	5,418	5,055
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the wholly owned subsidiaries, Aris Water Solutions, Inc., Solaris Water Midstream, LLC, Solaris Midstream DB-TX, LLC, Solaris

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Midstream MB, LLC, Solaris Midstream DB-NM, LLC, 829 Martin County Pipeline, LLC and Clean H2O Technologies, LLC (collectively, the “subsidiaries”). All material intercompany transaction and balances have been eliminated upon consolidation.
Reclassification of prior year presentation
Certain 2020 amounts have been reclassified for consistency with the 2021 presentation. These reclassifications had no effect on the reported results of operations.
COVID-19 and global economic and market conditions
The COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has disrupted economies and industries around the world, including the oil and gas industry. The rapid spread of COVID-19 has led to the implementation of various responses, including federal, state and local government-imposed quarantines, shelter-in-place mandates, sweeping restrictions on travel and other public health and safety measures, nearly all of which have materially reduced global demand for crude oil. As a result of the COVID-19 outbreak and decline in oil prices in early 2020, the Company had headcount reductions. The Company has subsequently refilled some of these positions as business started to recover and stabilize.
The extent to which COVID-19 will continue to affect the Company’s business, financial condition, results of operations and cash flows and the demand for services and products will depend on future developments, which are highly uncertain and cannot be predicted.
Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company and the Chief Executive Officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.
Use of estimates
In preparing the accompanying condensed consolidated financial statements, management has made certain estimates and assumptions that affect reported amounts in the condensed consolidated financial statements and disclosures of contingencies. Critical estimates the Company makes in the preparation of the condensed consolidated financial statements include, among others, determining the fair value of assets and liabilities acquired in acquisitions, the collectability of accounts receivable, useful lives of property, plant and equipment and amortizable intangible assets, the fair value of asset retirement obligations and accruals for environmental matters. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.
Accounts receivable
Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts. Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers. The Company considers accounts receivable outstanding longer than the payment terms as past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of June 30, 2021 and December 31, 2020, the Company had $0 and $0.4 million of allowance for doubtful accounts, respectively.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Property, plant and equipment
Certain interest costs have been capitalized as part of the cost of property, plant and equipment under development, including water handling facilities in progress and related facilities. For the three months ended June 30, 2021 and 2020, total interest costs capitalized were $0.8 million and $1.1 million, respectively. For the six months ended June 30, 2021 and 2020, total interest costs capitalized were $1.2 million and $2.3 million, respectively.
Fair Value Measurements
The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:
•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.
Fair Value on a Non-Recurring Basis
Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets acquired and liabilities assumed in a business combination, units granted in acquisitions, and the initial recognition of asset retirement obligations, for which fair value is used. These assets and liabilities are recorded at fair value when acquired/incurred but not re-measured at fair value in subsequent periods (see further discussion at Note 3, Acquisition).
Asset retirement obligation estimates are derived from historical data as well as management's expectation of future cost environments and other unobservable inputs. As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.
Additional Fair Value Disclosures
The fair value of fixed-rate debt is estimated based on the published market prices for the same or similar issues. Refer to Note 7, Long-term Debt, for additional information. The Company has designated these measurements as Level 2 for the Sustainability-Linked Bonds and Level 3 for the Credit Facility.
Fair value information regarding the Company’s debt is as follows:
	June 30, 2021		December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Sustainability-Linked Bonds	$400,000	$426,000	$—	$—
Credit Facility	$—	$—	$297,000	$297,000
Revenue recognition
The Company currently generates revenue by providing services related to produced water handling and water solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through the Company’s systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The Company has customer contracts that contain minimum transportation and/or disposal volume delivery requirements and the Company is entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly or annual periods depending on the contract) at a fixed rate per barrel. The Company is typically entitled to shortfall payments if such minimum contractual obligations are not maintained by its customers. The Company invoices the customer on either a monthly, quarterly, semi-annual or annual basis, as provided in the contract.
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
Revenues from produced water handling consist primarily of per barrel fees charged to customer for the use of the Company’s system and disposal services. For all the Company’s produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. The Company determined that the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits provided by its performance of services, typically as customers’ wastewater is accepted. The Company typically charges its customers a disposal and transportation fee on a per barrel basis under its contracts. In some contracts, the Company is entitled to shortfall payments if minimum contractual obligations are not satisfied by its customers. Minimum contractual obligations have not been maintained and thus the Company has recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time. As of June 30, 2021 and December 31, 2020, the Company had long-term deferred revenue liabilities of $1.3 million related to these contracts.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer.
Recent Accounting Pronouncements
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.
In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021.
3. Acquisition
On June 11, 2020, the Company acquired certain produced water handling, transportation and water disposal assets in Lea County, New Mexico of a wholly-owned subsidiary of Concho Resources Inc. (“Concho”). This acquisition further expanded the Company’s water infrastructure system in the Delaware basin and further extended and expanded the Company’s water management agreement with Concho.
The net purchase consideration was $149.6 million, which comprised $77.6 million of Class A Units (4,561,391 units) and $72.0 million of Redeemable Preferred Units with a face value of $75.0 million. See further discussion at Note 8, Redeemable Preferred Units.

Fair Value of Consideration
Class A Units Issued to Seller	$77,602
Redeemable Preferred Units Issued to Seller	71,974
Total Consideration	149,576

Fair Value of Assets and Liabilities Acquired
Property, Plant & Equipment – Water Handling Facilities	18,566
Property, Plant & Equipment – Pipelines (including right of way)	33,897
Intangibles – Contracts	90,300
Asset Retirement Obligations	(776)
Fair Value of Assets and Liabilities Acquired	141,987
Total Assets Acquired	141,987
Goodwill	$7,589
The Company incurred $1.6 million of acquisition-related costs, which are included in Transaction Costs in 2020.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Proforma — Concho Lea County Acquisition
The unaudited pro forma results presented below have been prepared to give effect to the acquisition discussed above on the Company’s results of operations for the three and six months ended June 30, 2020 as if the Concho Lea County acquisition had been consummated on January 1, 2020. The unaudited pro forma results do not purport to represent what the Company’s actual results of operations would have been if the acquisitions had been completed on such date or to project its results of operation for any future date or period.
For the Six Months Ended June 30, 2020
Pro forma (unaudited)
Total Revenues	$3,677
Net Income	1,438
4. Intangible assets – Customer Contracts
As of June 30, 2021 and December 31, 2020, the Company had $365.0 million of definite-lived intangible assets, respectively. These intangible assets are related to customer contracts that were acquired related to acquisitions that occurred in 2020, 2019 and 2017. Amortization on these assets is calculated either on the straight-line method or as a percentage of expected fair value of cash flows over the estimated lives of the contracts, which is based on estimates the Company believes are reasonable.
The components of the intangibles are as follows:
Customer contracts	June 30, 2021	December 30, 2020
Gross value	$365,032	$365,032
Accumulated amortization	(43,799)	(27,497)
Net value	$321,233	$337,535
The table below shows the expected amortization of intangibles as of June 30, 2021:
Amount
Remaining 2021	$16,303
2022	36,735
2023	37,404
2024	36,888
2025	35,050
Thereafter	158,853
For the three months ended June 30, 2021 and 2020, amortization expense was $8.2 million and $4.8 million, respectively. For the six months ended June 30, 2021 and 2020, amortization expense was $16.3 million and $9.5 million, respectively.
5. Concentrations
For the three months ended June 30, 2021, ConocoPhillips accounted for 51.8% of the Company’s revenue. For the six months ended June 30, 2021, ConocoPhillips accounted for 50.5% and Oxy USA Inc. accounted for 10.5% of the Company’s revenue.
For the three months ended June 30, 2020, ConocoPhillips accounted for 33.2%, Oxy USA Inc. accounted for 21.6% and Exxon Mobil Corporation accounted for 10.9% of the Company’s revenue. For the six months ended June 30, 2020, ConocoPhillips accounted for 33.0%, Oxy USA Inc. accounted for 15.7% and Exxon Mobil Corporation accounted for 11.1% of the Company’s revenue.
As of June 30, 2021, ConocoPhillips accounted for 35.4% and Oxy USA Inc. accounted for 13.3% of the Company’s accounts receivable.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
6. Accrued and Other Liabilities
The components of the Accrued and Other Liabilities are as follows:
	June 30, 2021	December 31, 2020
Accrued Operating Expenses	$14,158	$14,367
Accrued Capital Expenses	11,320	6,292
Accrued Interest Expense	7,625	2,661
Other	4,156	4,518
Total Accrued and Other Liabilities	$37,259	$27,838
7. Long-term debt
	June 30, 2021	December 31, 2020
Revolving Credit Facility	$—	$297,000
7.625% Senior Sustainability-Linked Notes	400,000	—
Less: Unamortized deferred financing costs on 7.625% Senior Sustainability-Linked Notes	(8,885)	—
Total Long-term debt	$391,115	$297,000
Senior Sustainability-linked Notes
In April 2021, the Company issued $400.0 million aggregate principal amount of 7.625% Senior Sustainability-Linked Notes (the “Notes”) due April 1, 2026. Proceeds from the offering were $390.6 million, net of $9.4 million of debt issuance costs, and were used to repay $297.0 million of borrowings under the Credit Facility, redeem outstanding redeemable preferred units for $74.4 million, and for general corporate purposes.
The Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The Notes are guaranteed on a senior unsecured basis by the Company’s wholly-owned subsidiaries. Interest on the Notes is payable on April 1 and October 1 of each year. The Company may redeem all or part of the Notes at any time on or after April 1, 2023 at redemption prices ranging from 103.8125% on or after April 1, 2023 to 100% on or after April 1, 2025. In addition, on or before April 1, 2023, the Company may redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 107.625% of the principal amount of the Notes, plus accrued interest. At any time prior to April 1, 2023, the Company may also redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium. If the Company undergoes a change of control, it may be required to repurchase all or a portion of the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued interest.
Certain of these redemption prices are subject to increase if the Company fails to satisfy the Sustainability Performance Target and provide notice of such satisfaction to the trustee. From and including the interest period ending on October 1, 2023, the interest rate shall be increased by 25 basis points to 7.875% per annum unless the Company notifies the trustee for the Notes at least 30 days prior to April 1, 2023 that, for the year ending December 31, 2022: (i) the Sustainability Performance Target has been satisfied and (ii) the satisfaction of the Sustainability Performance Target has been confirmed in accordance with customary procedures.
Credit Facility
Concurrent with the Senior Sustainability-Linked Notes offering in April 2021, the Company entered into a Restated Credit Agreement to, among other things, (i) decrease the commitments under the Credit Facility to $200.0 million, (ii) extend the maturity date to April 1, 2025, (iii) reprice the loans made under the Credit Facility and unused commitment fees to be determined based on a leverage ratio ranging from 3.00:1.00 to

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
4.50:1.00, (iv) provide for a $75.0 million incremental revolving facility, which shall be on the same terms as under the Credit Facility, (v) annualize EBITDA for 2021 for the purpose of covenant calculations, (vi) amend the leverage ratio covenant to comprise of a maximum total funded debt to EBITDA ratio, net of $40.0 million of unrestricted cash and cash equivalents if the facility is drawn, and net of all unrestricted cash and cash equivalents if the facility is undrawn, (vii) increase the leverage ratio covenant test level for the first two fiscal quarters of 2021 to 5.00 to 1.00, for the third quarter of 2021 to 4.75 to 1.00, and thereafter to 4.50 to 1.00 and (viii) add a secured leverage covenant of 2.50 to 1.00.
The Company incurred $1.4 million of expenses to refinance the Credit Facility that is included in other long-term assets. We accounted for the Restated Credit Agreement as a debt modification and recognized a loss of $0.4 million in April 2021.
As of June 30, 2021, the Company had $0 borrowings under its Restated Credit Facility, $0.15 million in letter of credits outstanding and $200.0 million in revolving commitments available.
As of December 31, 2020, the Company had $297.0 million of borrowings under its Credit Facility, $0.15 million in letter of credits outstanding and $5.5 million in revolving commitments available.
At June 30, 2021, the Company was in compliance with all covenants contained in the Credit Facility.
8. Redeemable preferred units
On June 11, 2020, the Company issued 7,500 Redeemable Preferred Units (the “Preferred Units”) to ConocoPhillips as part of the consideration to acquire certain produced water handling, transportation and water disposal assets in Lea County, New Mexico. The Preferred Units were initially recorded at $72.0 million, their issuance-date fair value.
On November 9, 2020, the Company issued a capital call to Concho for $1.9 million. Concho elected to redeem 193 Preferred Units in exchange for 192,981 Class A Units to satisfy this call.
Since the Preferred Units would have become redeemable by ConocoPhillips following the fifth anniversary of the issuance and were redeemable by the Company at any time, the Company has elected to accrete changes in the redemption value over the period from the date of issuance to the date that the instrument would have been redeemable, using the effective interest method.
Concurrent with the closing of the Notes discussed in Note 7, the Company fully repaid and redeemed the outstanding redeemable preferred units for $74.4 million on April 1, 2021, which includes of $3.0 million of equity accretion and $1.3 million related to distributions earned during 2021.
9. Equity
The Company’s operations are governed by the provisions of a limited liability company agreement (the “LLC Agreement”). The LLC Agreement sets forth the rights and obligations of each class of membership interest. The Company currently has four classes of membership units outstanding – Class A, B, C, and D. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation. The Class C units receive a share of distributions that would otherwise be payable to the Class A unitholders after the Class A unitholders achieve certain target returns on their invested capital (the “Class C Unit Waterfall”). Class B and Class D units are not burdened by the Class C Unit Waterfall.
In connection with the issuance of Class C units by the Company to Solaris Midstream Investment, LLC (“Solaris Investment”), Solaris Investment issues a corresponding number of Class C units (“Solaris Investment Profits Units”) to the members of Solaris Investment as specified in the limited liability company agreement of Solaris Investment. Each such member of Solaris Investment then enters into a grant agreement (“Grant Agreement”), as set forth in the LLC Agreement, with the Company and Solaris Investment. The Solaris Investment Profits Units are subject to various vesting requirements as specified in the Grant Agreement. The value assigned to the units as of its respective date of grant was de minimis.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
10. Commitments and contingencies
In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.
Additionally, the Company is party to a guarantee related to a lease agreement with Solaris Energy Management, LLC (“SEM”), a related party of the Company, on the rental of office space for the Company's corporate headquarters. As of June 30, 2021, the Company’s share of SEM’s future commitment related to this lease agreement is $3.1 million. Refer to Note 11, Related Party Transactions, for additional information regarding related party transactions recognized.
Other commitments
In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of long lead materials. As of June 30, 2021, the Company had purchase obligations and commitments of approximately $10.7 million due in the next twelve months.
The Company has offices in Midland, Texas and Carlsbad, New Mexico and the commitments related to these operating leases are $1.0 million as of June 30, 2021.
The Company is party to a surface use and compensation agreement by which the Company has agreed to a minimum annual payment for each of the first ten years, beginning in 2020, in exchange for certain rights to access and use the land for the limited purposes of conducting water operations for a period of thirteen years. The minimum annual payments are subject to netting against royalty payments paid. As of June 30, 2021, there are no minimum annual payments due until 2022.
The table below provides estimates of the timing of future payments that the Company is contractually obligated to make based on agreements in place as of June 30, 2021.
	Remaining 2021	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$10,731	$—	$—	$—	$—	$—	$10,731
Surface use and compensation agreement obligation	—	1,100	1,150	1,200	1,250	5,750	10,450
Operating leases	376	765	631	622	514	1,255	4,163
Total	$11,107	$1,865	$1,781	$1,822	$1,764	$7,005	$25,344
11. Related party transactions
On September 14, 2016, the Company entered into an administrative services arrangement with SEM for the provision of certain personnel and administrative services at cost. Beginning in 2020, services provided by SEM are administrative only. In addition, SEM provides office space, equipment and supplies to the Company under the administrative service agreement.
For the three months ended June 30, 2021 and 2020, the Company incurred $0.2 million and $0.2 million for these services and were recorded in general and administrative expenses, respectively. For the six months ended June 30, 2021 and 2020, the Company incurred $0.4 million and $0.3 million for these services and were recorded in general and administrative expenses, respectively.
As of June 30, 2021 and December 31, 2020, the Company had no outstanding payables to SEM. As of June 30, 2021 and December 31, 2020, the Company had a prepaid balance to SEM of $0.2 million to cover upcoming rent and other expenses.

Solaris Midstream Holdings, LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
There are certain de minimis general and administrative expenses that are paid on behalf of the Company by Solaris Energy Capital, LLC, and are recorded in general and administrative expenses. As of June 30, 2021 and December 31, 2020, the Company had no outstanding payables to Solaris Energy Capital, LLC.
There are certain general and administrative expenses that are incurred by the Company for services provided by Blanco Aviation, LLC and are recorded in general and administrative expenses. As of June 30, 2021 and December 31, 2020, the Company had a de minimis outstanding payables to Blanco Aviation, LLC.
ConocoPhillips, one of the principal owners of the Company, and the Company entered into a 13-year water gathering and handling agreement, pursuant to which ConocoPhillips agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI in New Mexico and Texas. As of June 30, 2021 and December 31, 2020, the Company had a receivable of $18.3 million and $11.5 million from ConocoPhillips, respectively, that was recorded in Accounts Receivable from Affiliates. As of June 30, 2021 and December 31, 2020, the Company had a payable of $1.7 million and $1.9 million to ConocoPhillips, respectively, that was recorded in Payables to Affiliate. The following table shows revenue and expenses from ConocoPhillips:
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$29,292	$12,495	$51,886	$27,772
Operating expenses reimbursed to ConocoPhillips	(73)	(168)	728	1,973
Operating expenses reimbursed to ConocoPhillips are related to the Company’s reimbursement of ConocoPhillips’ costs for operating certain assets on the Company’s behalf between closing and the transfer of the acquired assets.
12. Subsequent events
Subsequent events have been evaluated through August 9, 2021, the date the condensed consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members and Board of Managers
Solaris Midstream Holdings, LLC
Houston, Texas
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Solaris Midstream Holdings, LLC (the “Company”) and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, members’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2017.
Houston, Texas
March 19, 2021

Solaris Midstream Holdings, LLC
Consolidated balance sheets
(Dollars in thousands, except per unit and unit amount)
	December 31,
	2020	2019
Assets
Cash and cash equivalents	$24,932	$7,083
Accounts receivable, net	22,457	33,523
Accounts receivable from affiliates	10,642	15,837
Other receivables	3,722	63
Prepaids, deposits and other current assets	4,315	4,257
Total current assets	66,068	60,763
Total property, plant and equipment, net	618,188	481,790
Goodwill	34,585	26,357
Intangibles, net	337,535	267,648
Other assets	1,429	1,676
Total assets	$1,057,805	$838,234

Liabilities, mezzanine equity and members' equity
Accounts payable	$16,067	$40,768
Accrued and other current liabilities	29,722	28,398
Total current liabilities	45,789	69,166
Deferred revenue liability	1,300	—
Asset retirement obligation	5,291	3,375
Long-term debt	297,000	220,000
Other long-term liabilities	132	185
Total liabilities	349,512	292,726
Commitments and contingencies (Note 12)
Mezzanine equity:
Redeemable preferred units, $10,000.00 par value, 7,500 issued and 7,307 outstanding as of December 31, 2020 and none issued and outstanding as of December 31, 2019	74,378	—
Members' Equity
Class A units, $10.00 par value, 27,797,207 issued and outstanding as of December 31, 2020 and 22,103,709 issued and outstanding as of December 31, 2019	318,394	232,945
Class B units, $10.00 par value, 3,556,051 issued and outstanding as of December 31, 2020 and 3,440,083 issued and outstanding as of December 31, 2019	37,023	36,296
Class C units, $0.00 par value, 806,100 issued and outstanding as of December 31, 2020 and 832,500 issued and outstanding as of December 31, 2019	—	—
Class D units, $10.00 par value, 6,651,100 issued and outstanding as of December 31, 2020 and 6,385,948 issued and outstanding as of December 31, 2019	278,498	276,267
Total members' equity	633,915	545,508
Total liabilities, mezzanine equity and members’ equity	$1,057,805	$838,234
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of operations
(Dollars in thousands)
	For the years ended December 31,
	2020	2019
Revenue
Produced Water Handling	$141,659	$81,418
Water Solutions	29,813	37,375
Total revenue	171,472	118,793

Cost of revenue
Direct operating costs	95,431	71,973
Depreciation, amortization and accretion	44,027	19,670
Total cost of revenue	139,458	91,643

Operating expenses
General and administrative	18,663	15,299
(Gain) loss on disposal of asset, net	133	(5,100)
Transaction costs	3,389	1,010
Abandoned projects	2,125	2,444
Total operating expenses	24,310	13,653
Operating income	7,704	13,497

Other expense
Other expense	—	176
Interest expense	7,674	260
Total other expense	7,674	436
Income before taxes	30	13,061
Income tax expense	23	1
Net income	$7	$13,060
Accretion and dividend related to redeemable preferred units	(4,335)	—
Net income (loss) attributable to members' equity	$(4,328)	$13,060
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of members’ equity
(Dollars and units in thousands)
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2019	17,631	$177,879	2,921	$29,486	846	$—	—	$—	$207,365
Capital contributions	4,473	44,729	519	5,189	—	—	—	—	49,918
Issuance of Class D units as consideration for the asset acquisition of certain Concho assets in Eddy County, New Mexico and Reeves & Culberson Counties, Texas	—	—	—	—	—	—	6,386	275,165	275,165
Issuance of Class C units	—	—	—	—	141	—	—	—	—
Forfeiture of Class C units	—	—	—	—	(154)	—	—	—	—
Net income	—	10,337	—	1,621	—	—	—	1,102	13,060
Balance at December 31, 2019	22,104	232,945	3,440	36,296	833	—	6,386	276,267	545,508

Capital contributions	939	9,391	116	1,160	—	—	265	2,652	13,203
Issuance of Class A units as consideration for the asset acquisition of certain Concho assets in Lea County, New Mexico	4,561	77,602	—	—	—	—	—	—	77,602
Redeemable preferred units converted in lieu of cash capital call	193	1,930	—	—	—	—	—	—	1,930
Issuance of Class C units	—	—	—	—	16	—	—	—	—
Forfeiture of Class C units	—	—	—	—	(42)	—	—	—	—
Accretion and dividend related to redeemable preferred units	—	(3,479)	—	(434)	—	—	—	(422)	(4,335)
Net income	—	5	—	1	—	—	—	1	7
Balance at December 31, 2020	27,797	$318,394	3,556	$37,023	807	$—	6,651	$278,498	$633,915
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of cash flows
(Dollars in thousands)
	For the year ended
	December 31, 2020	December 31, 2019
Cash flow from operating activities
Net income	$7	$13,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization & accretion	44,027	19,670
Amortization of deferred financing costs	783	511
(Gain) loss on disposal of asset, net	133	(5,100)
Abandoned projects	2,125	2,444
Bad debt expense	446	119
Changes in operating assets and liabilities:
Accounts receivable	10,620	(20,228)
Accounts receivable from affiliates	5,195	(15,531)
Other receivables	(3,659)	(54)
Prepaids, deposits and other current assets	(58)	(2,491)
Accounts payable	193	4,583
Accrued liabilities and other	6,659	7,166
Deferred revenue liability	1,300	—
Net cash provided by operating activities	67,771	4,149
Cash flow from investing activities
Cash paid for business acquisitions	—	(55,430)
Property, plant and equipment expenditures	(139,589)	(182,964)
Cash proceeds from sale of property, plant and equipment	—	10,026
Net cash used in investing activities	(139,589)	(228,368)
Cash flow from financing activities
Proceeds from Credit Facility	77,000	200,000
Repayment of Credit Facility	—	(25,000)
Payments of financing costs	(536)	(959)
Member's contributions	13,203	49,918
Net cash provided by financing activities	89,667	223,959
Net increase (decrease) in cash and cash equivalents	17,849	(260)

Cash and cash equivalents, beginning of year	7,083	7,343
Cash and cash equivalents, end of year	$24,932	$7,083
Supplemental cash flow disclosure
Non-cash investing activities
Asset retirement obligations	$1,690	$2,480
Equity issued in acquisitions	77,602	275,165
Redeemable preferred units issued in acquisitions	71,974	—
Redeemable preferred units converted in lieu of cash capital call	1,930	—
Capital expenditures incurred but not paid included in accounts payable and accrued liabilities	13,183	43,465
Accretion and dividend related to redeemable preferred units	4,335	—
Cash paid for:
Interest	8,610	5,978
The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and background of business
Organization
Solaris Midstream Holdings, LLC, formed on November 19, 2015 (together with its subsidiaries, the “Company”), is an independent, environmentally-focused company headquartered in Houston, Texas, that provides sustainability-enhancing services to oil and natural gas operators. The Company builds long-term value through the development, construction and operation of integrated produced water handling and recycling infrastructure that provides high-capacity, comprehensive produced water management, recycling and supply solutions for many of the largest operators in the Permian Basin.
The Company’s assets are located in the Permian Basin in Texas and in New Mexico. The Company owns and operates produced water handling pipelines, water handling facilities, water recycling assets, water production wells and water storage facilities.
2. Summary of significant accounting policies
Basis of presentation
This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements. All dollar amounts, except per unit amounts, in the financial statements and tables in the notes are stated in thousands of dollars unless otherwise indicated.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the wholly owned subsidiaries, Solaris Water Midstream, LLC, Solaris Midstream DB-TX, LLC, Solaris Midstream MB, LLC, Solaris Midstream DB-NM, LLC, and 829 Martin County Pipeline, LLC (collectively, the “subsidiaries”). All material intercompany transaction and balances have been eliminated upon consolidation.
Reclassification of prior year presentation
Certain 2019 amounts have been reclassified for consistency with the 2020 presentation. These reclassifications had no effect on the reported results of operations.
COVID-19 and global economic and market conditions
The COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has disrupted economies and industries around the world, including the oil and gas industry. The rapid spread of COVID-19 has led to the implementation of various responses, including federal, state and local government-imposed quarantines, shelter-in-place mandates, sweeping restrictions on travel and other public health and safety measures, nearly all of which have materially reduced global demand for crude oil. As a result of the COVID-19 outbreak and decline in oil prices in the earlier part of 2020, the Company had headcount reductions. The Company has subsequently refilled some of these positions as business started to recover and stabilize.
The extent to which COVID-19 will continue to affect the Company’s business, financial condition, results of operations and cash flows and the demand for services and products will depend on future developments, which are highly uncertain and cannot be predicted.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.
Critical estimates the Company makes in the preparation of the consolidated financial statements include, among others, determining the fair value of assets and liabilities acquired in acquisitions, the collectability of accounts receivable, useful lives of property, plant and equipment and amortizable intangible assets, the fair value of asset retirement obligations and accruals for environmental matters. Although the Company believes these estimates are reasonable, actual results could differ from those estimates.
Cash and cash equivalents
The Company places its cash and cash equivalents with financial institutions that are insured by the Federal Deposit Insurance Corporation. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits in banks which exceed the amount of deposit insurance available. Management assesses the financial condition of the institutions and believes that any possible credit loss would be minimal.
Accounts receivable
Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts. Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers. The Company considers accounts receivable outstanding longer than the payment terms as past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2020 and 2019, the Company had $0.4 million and $0 of allowance for doubtful accounts, respectively.
Property, plant and equipment
Property, plant and equipment is stated at cost, or at fair value for assets acquired in a business combination, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful service lives of the assets as noted below:
Useful Life
Pipelines	30-50 years
Wells, facilities and related equipment	30 years
Water ponds	30 years
Vehicles	10 years
Office furniture, equipment and improvements	7 years
Computer and other equipment	5 years
All costs necessary to place an asset into operation are capitalized. Maintenance and repairs are expensed when incurred. Upgrades and enhancements, which substantially extend the useful lives of the assets are capitalized. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from appropriate accounts and any gain or loss is included in earnings.
Costs incurred for construction of facilities and related equipment and pipelines are included in construction in progress. Direct project costs on potential future projects are capitalized and included in construction in progress. These costs generally relate to acquiring the appropriate permits, rights of way and other related expenses necessary prior to construction. No depreciation is recorded for these assets as they have not been placed in operations.
Certain interest costs have been capitalized as part of the cost of property, plant and equipment under development, including water handling facilities in progress and related facilities. Total interest costs capitalized during the years ended December 31, 2020 and 2019 were $3.9 million and $6.0 million, respectively.
Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. These obligations are those for which a company has a legal obligation for settlement. The fair value of the liability is added to the carrying amount of the associated asset. The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment and remediation costs, inflation rates, credit-adjusted risk-free rate, and facilities lives. This additional carrying amount is then depreciated over the life of the asset. The liability increases due to the passage of time based on the time value of money until the obligation is settled.
The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its pipelines, water handling facilities and associated operations.
Definite-lived intangible assets
As of December 31, 2020 and 2019, the Company had $365.0 million and $274.7 million of definite-lived intangible assets, respectively. These intangible assets are related to customer contracts that were acquired related to acquisitions that occurred in 2020, 2019 and 2017. Amortization on these assets is calculated either on the straight-line method or as a percentage of expected cash flows over the estimated lives of the contracts, which is based on estimates the Company believes are reasonable.
Goodwill
Goodwill represents the excess of the purchase price of a business over the estimated fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and is tested for impairment on an annual basis, or when events or changes in circumstances indicate the fair value may have been reduced below its carrying value. Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. If the Company determines through the qualitative approach that detailed testing methodologies are required, or if the qualitative approach is bypassed, the Company compares the fair value of a reporting unit with its carrying amount under Step 1 of the impairment test. If the carrying amount exceeds the fair value of a reporting unit, the Company performs Step 2 and compares the fair value of reporting unit goodwill with the carrying amount of that goodwill and recognizes an impairment charge for the amount by which the carrying amount exceeds the implied fair value; however, the loss recognized may not exceed the total amount of goodwill allocated to that reporting unit.
There was no goodwill impairment for the years ended December 31, 2020 and 2019.
Impairment of long-lived assets
Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Individual assets are first grouped based on the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets. The Company then compares estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset group to its carrying amount. If the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on projected future discounted cash flows. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model. There was no impairment of long-lived assets for the years ended December 31, 2020 and 2019.
Revenue recognition
The Company currently generates revenue by providing services related to produced water handling and water solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through the Company’s systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.

The Company has customer contracts that contain minimum transportation and/or disposal volume delivery requirements and the Company is entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly and annual periods depending on the contract) at a fixed rate per barrel. The Company is typically entitled to shortfall payments if such minimum contractual obligations are not maintained by its customers. The Company invoices the customer on either a monthly, quarterly or annual basis, as provided in the contract.
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which the Company adopted effective January 1, 2019, using the modified retrospective approach. No cumulative adjustment to accumulated earnings was required as a result of this adoption, and the adoption did not have a material impact on the consolidated financial statements as no material arrangements.
In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
Revenues from produced water handling consist primarily of per barrel fees charged to customer for the use of the Company’s system and disposal services. For all of the Company’s produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. The Company determined that the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits provided by its performance of services, typically as customers’ wastewater is accepted. The Company typically charges its customers a disposal and transportation fee on a per barrel basis under its contracts. In some contracts, the Company is entitled to shortfall payments if minimum contractual obligations are not satisfied by its customers. Minimum contractual obligations have not been maintained and thus the Company has recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time. As of December 31, 2020 and 2019, the Company had long-term deferred revenue liability of $1.3 million and $0, respectively, related to these contracts.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer, as the case may be.
Fair value measurements
The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:
•	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 – Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.
Fair value on a non-recurring basis
Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets acquired and liabilities assumed in a business combination, units granted in acquisitions, and the initial recognition of asset retirement obligations, for which fair value is used. These assets and liabilities are recorded at fair value when acquired/incurred but not re-measured at fair value in subsequent periods (see further discussion at Note 3, Acquisitions).

Asset retirement obligation estimates are derived from historical data as well as management's expectation of future cost environments and other unobservable inputs (see further discussion at Note 7, Asset Retirement Obligations). As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.
Abandoned projects
Abandoned projects include costs primarily related to expirations of legacy permits and rights-of-way that were not ultimately constructed.
Transaction costs
Transaction costs include acquisition-related costs, expenses related to restructuring the Company’s debt and equity mix, and any expenses incurred in materially modifying the Company’s capital structure.
Income taxes
The Company is a Delaware limited liability company treated as a partnership for tax purposes, therefore, no federal or state income tax provision is included in the accompanying consolidated financial statements. Any taxable income of the Company is reported in the respective tax returns of the Company members.
The Company evaluates uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, the Company determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The Company has no significant uncertain tax positions in 2020 and 2019.
The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. The Company’s federal and state returns remain open to examination for tax years 2020, 2019, 2018 and 2017.
The Company is subject to a franchise tax imposed by the State of Texas. The franchise tax rate is 1%, calculated on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue. Total expenses related to Texas margin tax was approximately $0.02 million and $0.001 million for the years ended December 31, 2020 and 2019, respectively.
Acquisitions
To determine if a transaction should be accounted for as a business combination or an acquisition of assets, the Company first calculates the relative fair values of the assets acquired. If substantially all of the relative fair value is concentrated in a single asset or group of similar assets, or if not but the transaction does not include a significant process (does not meet the definition of a business), the transaction is recorded as an acquisition of assets. For acquisitions of assets, the purchase price is allocated based on the relative fair values. For an acquisition of assets, goodwill is not recorded. All other transactions are recorded as business combinations. The Company records the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Transactions in which the Company acquires control of a business are accounted for under the acquisition method. The identifiable assets, liabilities and any non-controlling interests are recorded at the estimated fair value as of the acquisition date. The purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill.
Financial instruments
The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of a revolving credit facility, for which fair value approximates carrying value as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Environmental matters
The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. See further discussion at Note 12, Commitments and Contingencies.
Segment information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.
Recent Accounting Pronouncements
Under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company expects that it will meet the definition of an “emerging growth company,” which would allow the Company to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Company intends to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until the Company is no longer an emerging growth company.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.
In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is evaluating the potential impact this new standard may have on the financial statements.
3. Acquisitions
Concho Lea County Acquisition
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho Resources, Inc., which was acquired by ConocoPhillips in January 2021 (the “Lea County Acquisition”). The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity.
The net purchase consideration was $149.6 million, which comprised $77.6 million of Class A Units (4,561,391 units) and $72.0 million of Redeemable Preferred Units with a face value of $75.0 million. See further discussion at Note 10, Redeemable Preferred Units.
This acquisition was accounted for as a business combination and the following table details the fair value of assets acquired:
Fair value of consideration
Class A units issued to seller	$77,602
Redeemable Preferred Units issued to seller	71,974
Total consideration	$149,576

Fair value of assets and liabilities acquired
Property, plant & equipment – water handling facilities	18,566
Property, plant & equipment – pipelines (including right-of-way)	33,897
Intangibles – contracts	90,300
Asset retirement obligations	(776)
Fair value of assets and liabilities acquired	141,987
Total assets acquired	141,987
Goodwill	$7,589
During the year ended December 31, 2020, the Company recorded revenue and earnings of $4.0 million and $1.5 million, respectively, in the consolidated statement of operations. The Company incurred $1.6 million of acquisition-related costs, which are included in Transaction Costs.
Concho Eddy County acquisition
On July 30, 2019, the Company acquired certain produced water handling, transportation and water disposal assets in Eddy County, New Mexico and Reeves and Culberson Counties, Texas of a wholly-owned subsidiary of Concho. The net purchase consideration was $330.6 million, which comprised of $55.4 million in cash and $275.2 million of Class D Units (6,385,948 units). This acquisition expanded the Company’s water infrastructure system in the Northern Delaware Basin and established a long-term produced water management agreement with Concho.

The following table details the fair value of assets acquired:
Fair value of consideration
Cash Payment	$55,430
Class D Units issued to seller	275,165
Total consideration	$330,595
Fair value of assets acquired
Property, plant & equipment – water handling facilities	35,976
Property, plant & equipment – pipelines (including right-of-way)	13,405
Property, plant & equipment – casing	850
Intangibles – contracts	270,399
Asset retirement obligations	(1,181)
Fair value of assets and liabilities acquired	319,449
Total assets acquired	319,449
Goodwill	$11,146
During 2020, the Company made measurement period adjustments to reflect facts and circumstances that existed at the time of the acquisition. The adjustments resulted in a $0.6 million increase in Goodwill and a $0.6 million decrease to Property, Plant & Equipment – Pipeline.
During the year ended December 31, 2019, the Company recorded revenue and earnings of $8.8 million and $4.7 million, respectively, in the consolidated statement of operations. The Company incurred $1.0 million of acquisition-related costs, which is included in Transaction Costs.
Proforma – Concho Lea and Eddy County acquisitions
The unaudited pro forma results presented below have been prepared to give effect to the acquisitions discussed above on the Company’s results of operations for the years ended December 31, 2020 and 2019 as if both the Concho Lea County acquisition and the Concho Eddy County acquisition had been consummated on January 1, 2019. The unaudited pro forma results do not purport to represent what the Company’s actual results of operations would have been if the acquisitions had been completed on such date or to project its results of operation for any future date or period.
	For the year ended December 31, 2020		For the year ended December 31, 2019
Pro forma (unaudited)	Actual	Pro Forma	Actual	Pro Forma
Total revenues	$172,772	$176,399	$118,793	$137,926
Net income	1,307	2,618	13,060	22,311
4. Prepaids, deposits and other current assets
Prepaids and deposits were comprised of the following at December 31:
	2020	2019
Prepaid insurance and other	$4,067	$2,979
Deposits and other	72	115
Prepaid groundwater	176	1,163
Total	$4,315	$4,257

5. Property, plant and equipment
Property, plant and equipment consisted of the following at December 31:
	2020	2019
Wells, facilities and related equipment	$331,322	$248,128
Pipelines	276,433	155,551
Projects and construction in progress	33,128	84,881
Water ponds	3,774	2,273
Land	2,063	2,063
Vehicles	5,123	4,370
Computer and other equipment	8,994	3,994
Office furniture, equipment & improvements	609	576
Total property, plant and equipment	661,446	501,836
Accumulated depreciation	(43,258)	(20,046)
Total property, plant and equipment, net	$618,188	$481,790
Depreciation expense was $23.4 million and $13.4 million for the years ended December 31, 2020 and 2019, respectively. Property, Plant and Equipment cash expenditures were approximately $140.0 million and $183.0 million for the years ended December 31, 2020 and 2019, respectively.
The Company recognized a gain on disposal of assets of $5.8 million for the year ended December 31, 2019. For the year ended December 31, 2019, the asset cost and accumulated depreciation related to these assets was $4.5 million and $0.3 million, respectively, at the time of disposal.
The Company recognized a loss on disposal of assets of $0.1 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, the asset cost and accumulated depreciation related to these assets was $0.4 million and $0.2 million, respectively, at the time of disposal, and the salvage value received was $0.1 million. For the year ended December 31, 2019, the asset cost and accumulated depreciation related to these assets was $0.9 million and $0.1 million, respectively at the time of disposal, and the salvage value received was $0.1 million.
The Company also recognized a loss on impairment of assets of $1.0 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively, and is included in Abandoned Projects. In 2020, the asset cost and accumulated depreciation related to these assets was $1.0 million and $0, respectively at the time of impairment. In 2019, the asset cost and accumulated depreciation related to these assets was $1.6 million and $0, respectively at the time of impairment.
6. Goodwill and other intangible assets
The changes in carry amounts of goodwill are as follows:
Total
Balance as of December 31, 2018	$15,211
Additions	11,146
Balance as of December 31, 2019	$26,357
Additions	7,589
Measurement period adjustment	639
Balance as of December 31, 2020	$34,585
The components of the intangibles are as follows as of December 31:
Customer contracts	2020	2019
Gross value	$365,032	$274,732
Accumulated amortization	(27,497)	(7,084)
Net value	$337,535	$267,648

Customer contracts from the Concho acquisitions and the 829 Pipeline acquisition are being amortized over estimated useful lives of 13 years and 5.7 years, respectively, through the term of the related contract.
The table below shows the expected amortization of intangibles for the:
Year ending December 31,	Amount
2021	$32,605
2022	36,735
2023	37,404
2024	36,888
2025	35,050
Thereafter	158,853
Amortization expense was $20.4 million and $6.1 million for the years ended December 31, 2020 and 2019, respectively.
7. Asset retirement obligations
The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its pipelines, water handling facilities and associated operations. A reconciliation of the Company’s asset retirement obligation is as follows as of December 31:
	2020	2019
Asset retirement obligation – beginning of year	$3,375	$750
Liabilities incurred on acquisition	776	1,181
Liabilities incurred	936	1,298
Reduction due to assets sold	(22)	—
Accretion	226	146
Asset retirement obligation – end of year	$5,291	$3,375
Accretion expense was $0.2 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively.
8. Concentrations
For the year ended December 31, 2020, Concho accounted for 38%, Oxy USA Inc. accounted for 15% and XTO Energy Inc. accounted for 10% of the Company’s revenue. For the year ended December 31, 2019, Concho accounted for 20%, Marathon Oil Corporation accounted for 16% and Oxy USA Inc. accounted for 15% of the Company’s revenue.
As of December 31, 2020, Concho accounted for 33%, Oxy USA Inc. accounted for 15% and Marathon Oil Corporation accounted for 12% of the Company’s accounts receivable. As of December 31, 2019, Concho accounted for 36%, Oxy USA Inc. accounted for 17%, Marathon Oil Corporation accounted for 15% and XTO Energy Inc. accounted for 11% of the Company’s accounts receivable.
9. Long-term debt
On June 27, 2019, the Company amended its Credit Facility with Cadence Bank, N.A. that matures on August 18, 2022 (the “Revolving Facility Maturity Date”) to provide up to $350.0 million aggregate principal amount of commitments. The Credit Facility consists of (i) up to $275.0 million aggregate principal amount of revolving credit commitments available for borrowing until the Revolving Facility Maturity Date (defined below) with (ii) up to an additional $75.0 million accordion option available for borrowing until the Revolving Facility Maturity Date.
On April 7, 2020, the Company further amended the Credit Facility to provide up to $372.6 million aggregate principal amount of commitments, which consisted of (i) up to $297.6 million aggregate principal amount of revolving credit commitments available for borrowing until the Revolving Facility Maturity Date with (ii) up to an additional $75.0 million accordion option available for borrowing until the Revolving Facility Maturity Date.

On May 7, 2020, the Company changed the Administrative agent of its Credit Facility from Cadence Bank, N.A. to Wells Fargo Bank, N.A.
On October 9, 2020, the Company further amended the Credit Facility to provide for (i) up to $302.6 million aggregate principal amount of commitments available for borrowing until the Revolving Facility Maturity Date with (ii) up to an additional $70.0 million accordion available for borrowing until the Revolving Facility Maturity Date.
As of December 31, 2020, the Company had $297.0 million in borrowings and $0.15 million in letter of credits under the Credit Facility outstanding with $5.5 million in revolving commitments available. As of December 31, 2019, the Company had $220.0 million in borrowings and $0 in letter of credits under the Credit Facility outstanding.
Borrowings under the Credit Facility bear interest at either the Alternate Base Rate (“ABR”) for ABR borrowings or the Adjusted LIBO rate for Eurodollar borrowings. As defined by the Senior Secured Revolving Facility, the ABR is the rate equal to the greatest of (a) prime rate, (b) 0.05% plus the greater of the (i) Federal funds effective rate or (ii) the overnight bank funding rate, or (c) London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate. The Adjusted LIBOR Rate is multiplied by the statutory reserve rate. Prior to the April 7, 2020 amendment, depending on the Company’s leverage ratio, the applicable margin ranges from 1.25% to 2.25% for ABR borrowings or 2.25% to 3.25% for Eurodollar borrowings. Following the April 7, 2020 amendment, depending on the Company’s leverage ratio, the applicable margin ranges from 1.75% to 2.75% for ABR borrowings or 2.75% to 3.75% for Eurodollar borrowings. During the continuance of an event of default, overdue amounts under the Credit Facility will bear interest at the highest applicable interest rate depending on the type of borrowing.
The Credit Facility contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency. The Credit Facility is secured on a first priority basis (subject only to permitted liens) by substantially all of the Company’s assets.
The Credit Facility contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on the Company’s ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.
The Credit Facility requires the Company to maintain ratios of indebtedness to EBITDA of not more than 4.25 to 1.00 thereafter. For purpose of these tests, it is subtracted from indebtedness an amount not to exceed $15.0 million of unrestricted cash and cash equivalents of the Company and its subsidiaries. EBITDA, as defined in the Credit Facility, excludes non-cash items and any extraordinary, unusual or non-recurring gains, losses or expenses. In addition, the Credit Facility also requires the Company to maintain ratios of EBITDA to total interest expense accrued on indebtedness of the Company and its subsidiaries of not less than 2.50 to 1.00. At December 31, 2020, the Company was in compliance with all covenants contained in the Credit Facility.
10. Redeemable preferred units
On June 11, 2020, the Company issued 7,500 Redeemable Preferred Units (the “Preferred Units”) to Concho as part of the consideration to acquire certain produced water handling, transportation and water disposal assets in Lea County, New Mexico. Concho has the option to convert the Preferred Units into Class A Units by way of exchange to satisfy current and any future cash capital commitments. The Preferred Units to be exchanged are valued at the Preferred Unit Liquidation Value in exchange for Class A Units valued at $10.00 per Class A Unit. “Preferred Unit Liquidation Value” means, with respect to each Preferred Unit, the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions (including any preferred default distributions) accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination. As of the date of issuance, Concho’s cash capital commitment was $5.6 million.

Beginning in 2021, these Preferred Units are entitled to a distribution at various annual rates. The Company has the option of paying the distribution in kind for calendar years 2021 and 2022 at 10% and 12%, respectively. If the distribution is paid in cash, the annual rates are as follows: 7% in 2021, 10% for 2022 and 2023, and 13% for 2024 and 2025.
The Preferred Units are redeemable by Concho at any time following the fifth anniversary of issuance. If, for any reason, the Company fails to timely redeem any Preferred Units when required, the holder of such Preferred Units may pursue any remedy existing at law or in equity for collection of the Preferred Unit Liquidation Value, which is the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination, of each such Preferred Unit that has not been redeemed when required. The Company also has the option, at any time, to redeem, in whole or in part, the Preferred Units for cash in an amount equal to the Preferred Unit Liquidation value with respect to each unit redeemed.
The Preferred Units have no voting rights except to the extent expressly set forth in the LLC Agreement (as defined below). Each Preferred Unit shall entitle the holder thereof to one (1) vote on each matter as to which the Preferred Unitholders shall be entitled to vote, and the vote of all Preferred Unitholders, as a group, shall be determined by the vote of a majority in interest of the Preferred Unitholders.
The Preferred Units were initially recorded at their issuance-date fair value. Since the Preferred Units become redeemable by Concho following the fifth anniversary of the issuance or by the Company at any time, the Company has elected to accrete changes in the redemption value over the period from the date of issuance to the date that the instrument will be redeemable, using the effective interest method. For the year ended December 31, 2020, accretion related to the Preferred Units were $4.3 million.
On November 9, 2020, the Company issued a capital call to Concho for $1.9 million. Concho elected to redeem 193 Preferred Units in exchange for 192,981 Class A Units to satisfy this call. As of December 31, 2020, there were 7,307 Preferred Units outstanding.
11. Equity
The Company’s operations are governed by the provisions of a limited liability company agreement (the “LLC Agreement”). The LLC Agreement sets forth the rights and obligations of each class of membership interest. The Company currently has four classes of membership units outstanding – Class A, B, C, and D. The membership units have no voting rights except to the extent expressly set forth in the LLC Agreement. Each Class A unit shall entitle the holder thereof to one vote on each matter as to which the Class A unitholders shall be entitled to vote, and the vote of all Class A unitholders, as a group, shall be determined by the vote of a majority in interest of the Class A unitholders. Each Class B unit shall entitle the holder thereof to one vote on each matter as to which the Class B unitholders shall be entitled to vote, and the vote of all Class B unitholders, as a group, shall be determined by the vote of a majority in interest of the Class B unitholders. Each Class C unit shall entitle the holder thereof to one vote on each matter as to which the Class C unitholders shall be entitled to vote, and the vote of all Class C unitholders, as a group, shall be determined by the vote of a majority in interest of the Class C unitholders. Each Class D unit shall entitle the holder thereof to one vote on each matter as to which the Class D unitholders shall be entitled to vote, and the vote of all Class D unitholders, as a group, shall be determined by the vote of a majority in interest of the Class D unitholders. If the holders of more than one class of Units are entitled to vote on a particular matter, then each such unit shall entitle the holder thereof to one vote on each matter as to which each such class of units shall be entitled to vote, and the vote of all unitholders of all such classes combined, voting together as one group, shall be determined by the vote of a majority in interest of such unitholders. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation. The Class C units receive a share of distributions that would otherwise be payable to the Class A unitholders after the Class A unitholders achieve certain target returns on their invested capital (the “Class C Unit Waterfall”). Class B and Class D units are not burdened by the Class C Unit Waterfall.
In connection with the issuance of Class C units by the Company to Solaris Midstream Investment, LLC (“Solaris Investment”), Solaris Investment issues a corresponding number of Class C units (“Solaris Investment Profits Units”) to the members of Solaris Investment as specified in the limited liability company agreement of Solaris Investment. Each such member of Solaris Investment then enters into a grant agreement (“Grant

Agreement”), as set forth in the LLC Agreement, with the Company and Solaris Investment. The Solaris Investment Profits Units are subject to various vesting requirements as specified in the Grant Agreement. The value assigned to each unit as of its respective date of grant was de minimis.
For the year ended December 31, 2020, the Company issued 15,500 Class C units and 42,250 Class C units were forfeited.
For the year ended December 31, 2019, the Company issued 140,500 Class C units and 153,650 Class C units were forfeited.
12. Commitments and contingencies
In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.
The Company is also subject to various federal, state and local laws and regulations relating to the protection of the environment. As of December 31, 2020 and 2019, the Company recognized $6.5 million and $0 of expenses, respectively, related to environmental matters that was recorded in Operating Expense. The Company also recognized $2.5 million of insurance proceeds receivable that the Company believes is probable to collect and is reasonably estimable. The Company is proactivity working with applicable state agencies to ensure it meets or exceeds regulatory requirements while also incorporating sustainable resource conservation methods. Although the Company believes these estimates are reasonable, actual results could differ from those estimates.
Additionally, the Company is party to a guarantee related to a lease agreement with Solaris Energy Management, LLC (“SEM”), a related party of the Company, on the rental of office space for the Company's corporate headquarters. As of December 31, 2020, the Company’s share of SEM’s future commitment related to this lease agreement is $3.4 million and the Company’s share of the guaranty of SEM’s lease agreement is $0.2 million. Refer to Note 13, Related Party Transactions, for additional information regarding related party transactions recognized.
Other commitments
In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of long lead materials. As of December 31, 2020, the Company had purchase obligations and commitments of approximately $10.0 million due in the next twelve months.
The Company has executed a guarantee of lease agreement with Solaris Energy Management, LLC, a related party of the Company, related to the rental of office space for the Company’s corporate headquarters. The total future guaranty under the guarantee of lease agreement with Solaris Energy Management, LLC is $4.0 million as of December 31, 2020. Refer to Note 13, Related Party Transactions. The Company also has commitments of $1.1 million related to operating leases for its Midland, Texas and Carlsbad, New Mexico offices.
The Company is party to a surface use and compensation agreement by which the Company has agreed to a minimum annual payment for each of the first ten years, beginning in 2020, in exchange for certain rights to access and use the land for the limited purposes of conducting water operations for a period of thirteen years.

The table below provides estimates of the timing of future payments that the Company is contractually obligated to make based on agreements in place at December 31, 2020.
	For the year ending December 31,
	2021	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$10,040	$—	$—	$—	$—	$—	$10,040
Surface use and compensation agreement obligation	1,050	1,100	1,150	1,200	1,250	5,750	11,500
Operating leases	496	833	700	691	585	1,809	5,114
Total	$11,586	$1,933	$1,850	$1,891	$1,835	$7,559	$26,654
13. Related party transactions
On September 14, 2016, the Company entered into an administrative services arrangement with SEM for the provision of certain personnel and administrative services at cost. The services provided by SEM in 2019 include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In 2020, services provided by SEM were administrative only. In addition, SEM provides office space, equipment and supplies to the Company under the administrative service agreement. For the years ended December 31, 2020 and 2019, the Company incurred $0.5 million and $1.1 million for these services and were recorded in general and administrative expenses, respectively. As of December 31, 2020 and 2019, the Company had a payable of $0 and $0.04 million to SEM, respectively, that was recorded in accounts payable.
As of December 31, 2020 and 2019, the Company had a prepaid balance to SEM of $0.2 million and $0.3 million, respectively, to cover upcoming rent and other expenses.
The Company incurred $0.07 million and $0.2 million of general and administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, LLC during the year ended December 31, 2020 and 2019, respectively, and were recorded in general and administrative expenses. As of December 31, 2020 and 2019, Solaris Energy Capital, LLC was due $0 and $0.02 million from the Company, respectively, that was recorded in accounts payable.
In connection with the acquisitions as described in Footnote 3 – Acquisitions, Concho is one of the principal owners of the Company and the Company entered into a 13-year water gathering and handling agreement, pursuant to which Concho agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI in New Mexico and Texas. As of December 31, 2020 and 2019, the Company had a receivable of $10.6 million and $15.8 million from Concho, respectively, that was recorded in Accounts Receivable from Affiliates. As of December 31, 2020 and 2019, the Company had a payable of $1.9 million and $1.7 million to Concho, respectively, that was recorded in Accrued and Other Current Liabilities. The following table shows revenue and expenses from Concho:
	2020	2019
Revenue	$66,507	$23,245
Operating expense	3,532	2,765
Expenses are related to reimbursement of Concho’s costs for operating certain assets between closing and asset transfer.
14. Subsequent events
Subsequent events have been evaluated through March 19, 2021, the date the consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholder and Board of Directors
Aris Water Solutions, Inc
Houston, Texas
Opinion on the Balance Sheet
We have audited the accompanying balance sheet of Aris Water Solutions, Inc. (the “Company”) as of June 30, 2021, and the related notes (collectively referred to as the “balance sheet”). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2021.
Houston, Texas
October 7, 2021

Aris Water Solutions, Inc.
Balance Sheet
(In dollars)
June 30, 2021
ASSETS
Total assets	$—
LIABILITIES AND STOCKHOLDER’S EQUITY
Total Liabilities	$—
Commitments and Contingencies	—
Stockholder’s Equity:
Receivable from Solaris Midstream Holdings, LLC	$(10)
Common Stock, $0.01 Par Value; 1,000 Shares Authorized, Issued, and Outstanding at June 30, 2021	10
Total Stockholder’s Equity	$—
Total Liabilities & Stockholder’s Equity	$—
The accompanying notes are an integral part of this balance sheet.

Aris Water Solutions, Inc.
Notes to Balance Sheet
June 30, 2021
1.	Organization and Background of Business
Aris Water Solutions, Inc. (the “Company” or “we”), was incorporated on June 30, 2021 as a Delaware corporation.
The Company was formed to serve as the issuer of an initial public offering of equity (“IPO”). Concurrent with the completion of the IPO, the Company will serve as the new parent holding company of Solaris Midstream Holdings, LLC, a Delaware limited liability company.
The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because we did not have any business transactions or activities as of June 30, 2021, except for our initial capitalization, which was funded by an affiliate. In this regard, we have determined that general and administrative costs associated with the formation and daily management of the Company are insignificant.
2.	Summary of Significant Accounting Policies
Estimates
The preparation of the balance sheet, in accordance with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.
Income Taxes
The Company is a corporation and is subject to U.S. federal and state income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. As of June 30, 2021, there are no income tax related balances reflected in our balance sheet.
3.	Stockholder's Equity
The Company has authorized share capital of 1,000 common shares with $0.01 par value. On June 30, 2021, all 1,000 shares were issued and acquired by an affiliate for consideration of $10 note receivable from that affiliate. Each share has one voting right.

Through and including November 15, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
17,650,000 Shares

Aris Water Solutions, Inc.
Class A Common Stock
Prospectus
Goldman Sachs & Co. LLC
Citigroup
J.P. Morgan
Wells Fargo Securities
Barclays
Evercore ISI
Capital One Securities
Johnson Rice & Company L.L.C.
Raymond James
Stifel
U.S. Capital Advisors
October 21, 2021